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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Land Development Co Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01561 FISCAL YEAR 6-30-08

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OICF/BY: dee

DATE: 11-13-08



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Annual Report 2008

ENDURING VISION
STRIKING ICONS



Corporate Profile

Founded in 1976 by its Chairman, Dr The Honourable Lee Shau Kee, GBM, Henderson Land Development Company Limited is a leading property group with a focus on Hong Kong and mainland China. Its core businesses comprise property development and property investment. In addition, it has direct equity interests in a listed subsidiary, Henderson Investment Limited, and three listed associates, The Hong Kong and China Gas Company Limited (which in turn has equity stakes in a listed associate, Towngas China Company Limited), Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

Henderson Land has been listed in Hong Kong since 1981 where it is one of the largest property groups. As at 30 June 2008, Henderson Land had market capitalization of HK$104 billion and the combined market capitalization of the Company, its listed subsidiary and its four listed associates was HK$246 billion.

The Company is vertically integrated, with project management, construction, property management, and financial services supporting its core businesses. In all aspects of its operations, Henderson Land strives to add value for its shareholders, customers and the community through its commitment to excellence in product quality and service delivery as well as a continuous focus on sustainability and the environment.


ENDURING VISION
STRIKING ICONS

As Henderson Land builds its business concurrently in Hong Kong and mainland China, the Group is bringing major new commercial and residential projects to customers far and wide, providing them with unparalleled living and working environments. The Group is introducing iconic development projects (epitomised by the soon to be completed World Financial Centre in Beijing, pictured on the front cover), utilising the same mix of innovative designs, high quality construction and property management and community commitment that have helped us earn a solid reputation to-date.

Contents

wards & Accolades

uring the year the Group was again honoured with many awards and accolades, reflecting not only its commercial success nd the quality of its products and services, but also its commitment to the community and the environment.

s a measure of the many facets of the Group's day-to-day operations, these honours range from achievements in areas uch as construction quality, sales and marketing excellence, site safety and property management to waste management, nvironmental awareness and dedication to corporate social responsibility.



Quality Building Award 2008

The Hong Kong Construction Association, The Hong Kong Institute of Architects and 9 other institutes/disciplines

Non-Residential Category – Grand Award (Four Seasons Hotel & Four Seasons Place)

Special Award Category: Innovation – Merit Award (Union Hospital Extension)


ACHIEVEMENT AWARDS
FinanceAsia

Best Hong Kong Deal

FinanceAsia

Awards for Achievement 2007 – Henderson Land Development US$5.5 billion restructuring


2007

Hong Kong Outstanding Enterprises Parade 2007

Economic Digest

Hong Kong Outstanding Enterprises (Blue Chip)



Hong Kong Art & Design Festival 2008

Hong Kong Communication Art Centre

Outstanding Greater China Design Awards 2008 (Grand Waterfront Showflat)



2007/08 International Mercury Awards

MerComm, Inc.

Gold Award (Category: Annual Reports – Overall Presentation : Holding & Property Developments)

2007 HKCA Safety Award

Hong Kong Construction Association

Safety 2007 (E Man & Heng Lai)

Proactive Safety Contractor Award 2007 (Heng Shung & Heng Tat)



Lisa 味道 Quality Life Award 2008

Lisa 味道

The Most Prestigious Luxury Residence (The Beverly Hills)



Gold Wastewise Logos

Environmental Campaign Committee, Environmental Protection Department and 9 other institutes/ disciplines

Dawning Views (Well Born)



Hong Kong Top Service Brand Awards 2007

The Chinese Manufacturers' Association of Hong Kong, Hong Kong Brand Development Council

Top Ten Hong Kong Top Service Brand


Henderson Land Development Company Limited
恒基兆業地產有限公司
caringcompany









Caring Company 2007 / 08

Hong Kong Council of Social Services

Henderson Land, Hong Kong & China Gas, Hong Kong Ferry, Miramar, Hang Yick, Well Born & Goodwill

TVB Most Popular TV Commercial Awards 2008

Television Broadcasts Limited

The Most Popular TV Commercial Awards –Real Estate (The Sparkle)
Real Estate – Merit Award (The Sparkle)

Reader's Digest Asia's Trusted Brands 2008

Reader's Digest Association Far East Limited

Gold Award (Category: Property Developer – Hong Kong)

Hong Kong Enterprise Environmental Achievement Award 2008

Hong Kong Environmental Protection Association




Merit Award


MERIT AWARD



Employers Gold Star Award

Employees Retraining Board

Platinum Award
(Well Born & Hang Yick)

Considerate Contractors Site Award Scheme 2007

Development Bureau

Outstanding Waste Management Performance Grand Award
Merit Award –
Sha Tin Town Lot 539
Kwun Tong 223 (Heng Lai)

Considerate Contractors Site Award Scheme 2007

Development Bureau

Considerate Contractors Site Award
Bronze Award – Kwun Tong 223 (Heng Lai)
Merit Award – 39 Conduit Road, Mid-Levels (Heng Shung)

Construction Industry Safety Award Scheme 2007/2008

Labour Department, Occupational Safety & Health Council and 9 other government departments/ institutes/disciplines

Silver Award – Building Sites (Private Sector)
Merit Award - Safety Team
Sha Tin Town Lot 539 (Heng Lai)

Henderson Land Group Structure

Market capitalization as at 30 June 2008

Henderson Land Development Company Limited: HK$104 billion

Six listed companies of the Group: HK$246 billion



Henderson Land Development Company Limited
Investment holding, property development and investment in Hong Kong and mainland China, hotel operation, project and property management, construction and provision of finance
31.36%
Hong Kong Ferry (Holdings) Company Limited
Property development and investment
67.94%
Henderson Investment Limited
Infrastructure
39.06%
The Hong Kong and China Gas Company Limited
Production and distribution of gas in Hong Kong and mainland China
44.21%
Miramar Hotel and Investment Company, Limited
Property investment, hotel operation and travel business
45.63%
Towngas China Company Limited
Sale and distribution of liquefied petroleum gas and natural gas in mainland China

Company & subsidiary

Associates

Note: all percentage shareholdings shown above were figures as of 30 June 2008

Highlights of Annual Results

	Note	2008 HK$ million	2007 HK$ million	Change
Property sales				
– Revenue	1	**11,163**	7,895	+41%
– Profit contribution	2	**4,385**	3,825	+15%
Net rental income	3	**2,728**	2,381	+15%
Profit attributable to Shareholders				
– Reported profit		**15,472**	9,818	+58%
– Underlying profit	4	**5,707**	5,883	-3%
– Adjusted underlying profit	5	**5,707**	4,945	+15%
		HK$	**HK$**	
Earnings per share				
– Based on reported profit		**7.54**	5.19	+45%
– Based on underlying profit	4	**2.78**	3.11	-11%
– Based on adjusted underlying profit	5	**2.78**	2.61	+7%
Dividends per share		**1.10**	1.10	-
Net asset value per share	6	**56.46**	47.47	+19%
Adjusted net asset value per share	7	**60.05**	50.94	+18%
Net debt to shareholders' equity		**16.5%**	9.5%	+7 percentage points

	Note	30 June 2008 Hong Kong Million square feet	30 June 2008 Mainland China Million square feet
Land bank (attributable floor area)			
– Properties held for/under development	8	**8.4**	**115.7**
– Completed investment properties	9	**10.0**	**3.1**
		18.4	**118.8**
Agricultural land (total land area)		**34.0**	**Not Applicable**

Notes:

1 *Representing the Group's attributable share of the value of properties in Hong Kong and mainland China sold by subsidiaries, associates and jointly controlled entities ("JCEs").*

2 *Including the Group's attributable share of profit contribution from property sales in Hong Kong and mainland China by associates and JCEs.*

3 *Including the Group's attributable share of net rental income from investment properties in Hong Kong and mainland China held by associates and JCEs.*

4 *Excluding the surplus on revaluation (net of deferred tax) of the investment properties held by subsidiaries, associates and JCEs.*

5 *After excluding the non-recurrent income included in the results for the year ended 30 June 2007 totalling HK$938 million made up of the excess, amounting to HK$352 million, of the fair values of net assets comprised in the companies acquired from Henderson Investment Limited during that year over the consideration paid, and the Group's share of gain of HK$586 million arising from the disposal by an associate of ten piped city-gas joint venture projects.*

6 *Representing the amount attributable to equity shareholders of the Company.*

7 *As there is no capital gains tax in Hong Kong, total deferred tax liabilities arising from the revaluation of the investment properties held by subsidiaries, associates and JCEs in the amount of HK$7,710 million (2007: HK$6,750 million), equivalent to HK$3.59 per share (2007: HK$3.47 per share), as provided for and included in the Group's consolidated balance sheet would not be payable if these investment properties were to be sold at the revalued amounts under the current tax regime. Accordingly, such deferred tax as provided for under HKAS-INT 21 has been excluded from the above calculation in order to provide a better understanding of the net asset value attributable to equity shareholders of the Company.*

8 *Including stock of unsold property units in Hong Kong with attributable floor area of 1.0 million square feet.*

9 *Including Hong Kong hotel properties with attributable floor area of 1.0 million square feet.*


China
Financial
Centre

World Financial Centre

TWIN CRYSTAL JEWEL BOXES SHINE IN BEIJING'S BUSTLING CBD

As part of Henderson Land's commitment to bringing international Grade-A office spaces to mainland China, the Cesar Pelli designed World Financial Centre is ready to match the strong demand from multinational companies while setting a new benchmark for intelligent office complexes in Beijing.



Dear Shareholders

On behalf of your Board, I am pleased to present my report on the operations of the Group for the year ended 30 June 2008.

Overview

The Group remains committed to expanding its business in Hong Kong and mainland China concurrently over the long term, with an important portfolio of iconic development projects steadily coming on line in both markets in the years ahead. Our expanding and popularly received portfolio of iconic development projects in both markets attests to the Group's tried and tested mix of innovative design, high quality construction and property management, and community commitment.

In Hong Kong, completed projects which have received wide acclaim include the ifc complex in Central, The Beverly Hills, Grand Promenade and Grand Waterfront. In addition, new projects such as 39 Conduit Road and Sha Tin Town Lot 539 are coming on stream. The Group holds the largest agricultural land bank of all property developers in Hong Kong and the land use conversion of two of these land parcels – located at Wu Kai Sha and Tai Tong, Yuen Long respectively – is also expected to be completed in the forthcoming year.

In mainland China, the Group has injected substantial resources into expanding its property development activities, with a development portfolio of landmark projects in many major cities. These include the soon-to-be completed Beijing World Financial Centre, the international Grade-A office buildings 688 Nanjing Road West & 155 Nanjing Road East in Shanghai and Northeast China's tallest building, Shenyang International Finance Centre, which are now in the pipeline. Large-scale residential projects are being built across various provincial cities, among which, project in Xian is planned for pre-sale by the end of this year, with a number of other projects in Changsha, Suzhou, Yixing and Xuzhou to follow suit in the first half of 2009.

This strategy of ongoing, concurrent expansion of the Group's business in Hong Kong and mainland China has resulted in further diversification of the Group's stable and growing income source, positioning the Group to face the future with confidence.

During the year, the Group was again very actively committed to community initiatives in both Hong Kong and mainland China. In a year when the world was gearing up to focus attention on celebrating the 2008 Beijing Olympics (which the Group strongly supported), special mention must be made of the tragic and sudden earthquake in Sichuan Province and the neighbouring regions of mainland China. The Group, its employees, and those of our associated company, The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), played an active role among Hong Kong organizations in urgently mobilizing significant resources in cash and in kind, as well as materials and personnel to support the disaster relief work.



Dr The Honourable Lee Shau Kee, GBM
Chairman and Managing Director

Profit and Net Assets Attributable to Shareholders

The Group profit attributable to equity shareholders for the year ended 30 June 2008 amounted to HK$15,472 million, representing an increase of HK$5,654 million or 58% over that for the previous year. Earnings per share were HK$7.54 (2007: HK$5.19).

The underlying profit for the year, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$5,707 million, a decrease of HK$176 million or 3%. Based on the underlying profit, the earnings per share were HK$2.78 (2007: HK$3.11).

Included in the results for the previous year was a total non-recurrent income of HK$938 million made up of the excess, amounting to HK$352 million, of the fair values of net assets comprised in the companies acquired from Henderson Investment Limited during that year over the consideration paid, and the Group's share of gain of HK$586 million arising from the disposal of ten piped-city gas projects by an associate. After excluding such non-recurrent income, the adjusted underlying profit for the previous year was HK$4,945 million, while the adjusted earnings per share were HK$2.61. A comparison of the underlying profit for the year with that for the previous year (adjusted as above mentioned) shows an increase for the year of HK$762 million or 15% in underlying profit and of 7% in earnings per share. The improvement in underlying profit was the result of higher profit contributions from property development as well as the steady increase in net rental income from investment properties.

At 30 June 2008, the net asset value attributable to equity shareholders amounted to HK$121,220 million (or HK$56 per share), 31% higher than the amount of HK$92,219 million a year earlier. Net debt amounted to HK$19,951 million and the gearing ratio was at a prudent level of 16.5%.

Dividends

Your Board recommends the payment of a final dividend of HK$0.70 per share to Shareholders whose names appear on the Register of Members of the Company on 8 December 2008. Including the interim dividend of HK$0.40 per share already paid, the total distribution for the full year will amount to HK$1.10 per share (2007: HK$1.10 per share). Warrants for the final dividend will be sent to Shareholders on or before 10 December 2008.

Business Review – Hong Kong

Property Sales

Consecutive interest rate cuts, improved housing affordability and the influx of mainland buyers resulted in a property price rally in Hong Kong in the run-up from the fourth quarter of 2007 to early 2008, after which the overall market sentiment was dampened by stock market volatilities and the uncertain outlook for the global economy.

During the year, the Group succeeded in releasing both of its luxurious developments at The Beverly Hills (Phase 1) and King's Park Hill, as well as its large-scale residential projects such as Grand Waterfront, Grand Promenade, The Sherwood and Royal Green, at opportune moments with overwhelming response. Thus, an attributable HK$9,892 million worth of properties in Hong Kong was sold, an increase of 25% as compared with HK$7,895 million for the year before. Some projects such as CentreStage, CentrePlace, Scenic Horizon and Paradise Square, were virtually sold out by the year end. Taking into account the Group's share of profit contributions from associates and jointly controlled entities, the total profit contribution of property development in Hong Kong to the Group amounted to HK$4,025 million.

In November 2007, the Group launched The Sparkle, with approximately 80% of the total of 400 residential units pre-sold by the year end. Meanwhile, two houses of The Beverly Hills (Phase 3) had been sold through private sale by the year end although Phase 3 was not yet formally released for pre-sale. Their profit contributions will be reflected in the results for the forthcoming year when they will be ready for occupation.



The Beverly Hills, Tai Po, Hong Kong

The following development projects were completed during this financial year:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1.	Midas Plaza, 1 Tai Yau Street, San Po Kong	15,393	189,383	Industrial	70.00	132,568
2.	Win Plaza, 9 Sheung Hei Street, San Po Kong	10,450	125,400	Office	100.00	125,400
3.	Kwun Tong 223, 223-231 Wai Yip Street, Kwun Tong	91,042	1,092,502	Commercial/ Office	88.50	966,864
4.	78 Hung To Road, Kwun Tong	10,000	119,995	Industrial	100.00	119,995
5.	Phase 2, Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781 (*Note*)	17,643	Residential	100.00	17,643
					Total:	**1,362,470**

Note: The total site area for the whole Phase 1 and Phase 2 of this project is 78,781 square feet. Phase 1 of this project was completed in the last financial year.

Kowloon East, covering the areas from San Po Kong through Kwun Tong, is being progressively transformed from a traditional industrial district into a modern vibrant community supported by many upcoming facilities such as a new cruise terminal and the Sha Tin to Central cross-harbour railway line. Following the successful completion of Newton Place Hotel in the last financial year, the Group continued to expand its presence in this distinctive commercial hub by completing another four prime buildings there during the financial year, a reflection of its vision and forward thinking.

Midas Plaza was completely sold out within four months after its launch in August 2007. Win Plaza, also located in San Po Kong, where there have been virtually no newly-built industrial/office developments for years, was completed in time to capture the pent-up demand for quality space. Kwun Tong 223 was hailed as a landmark office development in Kowloon East soon after its completion in late 2007 because it embodies not just state-of-the-art facilities but also an environmentally sustainable design. The urban waterfront location of Kwun Tong 223 allows tenants to enjoy breathtaking Victoria Harbour views, whilst its open portal design enables a free passage of sea breeze to the whole neighbourhood. 78 Hung To Road, to be linked up to the Kwun Tong 223 by an exclusive footbridge, is a 23-storey quality industrial development with various transport modes, including the Eastern Harbour Tunnel, Kwun Tong Bypass, MTR station, bus terminal and ferry pier, just footsteps away.

A low-density luxury residential project in Tong Yan San Tsuen was also completed during this financial year. Comprising two garden houses, 11 low-rise apartment blocks and a recreational clubhouse, this project will soon be put on sale, offering the exquisite lifestyle and tranquil ambience that many city dwellers are now looking for.



Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long

At the financial year end, the Group had over 1,400 residential units available for sale mainly from the following major property development projects:

(1) Major development projects offered for sale:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	No. of residential units unsold & pending sale as at financial year end	Gross area of remaining unsold residential units (sq.ft.)
(A) Completed development projects offered for sale:							
1.	Casa Marina I 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2.	Casa Marina II 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	47	141,520
3.	Royal Terrace 933 King's Road	16,744	138,373	Commercial/ Residential	100.00	4	7,504
4.	Grand Promenade 38 Tai Hong Street, Sai Wan Ho	131,321	1,410,629	Residential	69.53	67	71,634
5.	CentreStage 108 Hollywood Road	26,903	276,971	Commercial/ Residential	100.00	3	6,338
6.	Grand Waterfront 38 San Ma Tau Street To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 55.51 Commercial: 39.06	43	53,684
7.	The Sherwood 8 Fuk Hang Tsuen Road Tuen Mun	396,434	836,868	Commercial/ Residential	100.00	9	5,386
8.	The Beverly Hills-Phases 1 and 2 23 Sam Mun Tsai Road, Tai Po	982,376 *(Note 1)*	1,165,240 *(Note 1)*	Residential	90.10	101 *(Note 2)*	338,088 *(Note 2)*
(B) Project under construction offered for pre-sale:							
9.	The Sparkle 500 Tung Chau Street Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	82	71,385
					Sub-total:	**404**	**860,206**
					Gross area attributable to the Group:		**781,024**

(2) Projects pending sale or pre-sale:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Residential No. of units	Residential Gross area (sq.ft.)
1.	The Beverly Hills – Phase 3 23 Sam Mun Tsai Road, Tai Po	982,376 *(Note 1)*	1,165,240 *(Note 1)*	Residential	90.10	161 *(Note 3)*	430,408 *(Note 3)*
2.	Fanling Sheung Shui Town Lot 231, Sheung Shui	45,779	228,888	Residential	100.00	362	228,888
3.	Cité 33, 33 Lai Chi Kok Road Mong Kok	9,600	84,090	Commercial/ Residential	100.00	107	68,466
4.	Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
5.	Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,308	Residential	100.00	51	34,308
6.	39 Conduit Road, Mid-Levels	56,748	229,255	Residential	60.00	66	229,255
7.	Sha Tin Town Lot 539 Shatin	95,175	358,048	Residential	100.00	157	358,048
8.	11,12,12A,12B Headland Road, Island South	43,492	32,619	Residential	44.42	4	32,619
9.	590-600 Canton Road, Jordan	3,641	32,774	Commercial/ Residential	100.00	62	27,312
					Sub-total:	**1,030**	**1,488,085**
					Gross area attributable to the Group:		**1,335,643**
					Total saleable residential units and total residential gross area from the major development projects:	**1,434**	**2,348,291**
					Total gross area attributable to the Group:		**2,116,667**

Note 1: The total site area and the total gross floor area for the whole project of The Beverly Hills are 982,376 square feet and 1,165,240 square feet respectively.

Note 2: In addition, there are 31 houses in Phases 1 and 2 of The Beverly Hills held for investment purpose.

Note 3: 25% of Phase 3 of The Beverly Hills was formerly planned for investment purposes. In response to market demand, the entire project will be put up for sale, of which two houses had been sold through private sale by December 2007.

Land Bank

At 30 June 2008, the Group had a land bank in Hong Kong with a total attributable gross floor area of approximately 18.4 million square feet, made up as follows: 7.4 million square feet of properties held for or under development, 1.0 million square feet of stock of unsold property units, 9.0 million square feet of completed investment properties, and 1.0 million square feet of hotel properties. In addition, the Group held rentable car parking spaces with a total area of around 2.7 million square feet.

During the year, the Group acquired the entire interest in Sha Tin Town Lot 539 development project and a 60% interest in 39 Conduit Road development project. The Sha Tin Town Lot 539 development project comprises mainly two blocks of 33-storey residential towers together with four blocks of low-rise residential buildings and ancillary parking spaces and other facilities. For the development at 39 Conduit Road, a single block 46-storey residential building will be built, providing 66 residential units, parking spaces and clubhouse facilities. For the Group's acquisition of these two projects, a feature of the transaction is the guarantee by the vendor which provides that, for each of the developments, upon the expiry of two years from the date that the occupation permit for the development is issued, the gross sale price of the units sold together with the value of the unsold units at such date shall be not less than a sum representing a 25% premium over the discounted development value.

Location	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)
1. Sha Tin Town Lot 539	358,048	Residential	100.00
2. 39 Conduit Road	229,255	Residential	60.00
	587,303		

In order to meet the evolving market demand and ensure efficient use of land resources, the Group's development sites are regularly evaluated for conversion into other purposes. During the year, land premium for land use conversion was finalized with the government for the site at 24 Lee Chung Street, Chai Wan. Demolition of the existing industrial building on the site is in progress and it will be developed into an office tower with a total gross floor area of about 173,000 square feet. Meanwhile, the Group is also pursuing land-use conversion for the site at 8 Wang Kwong Road, Kowloon Bay, as well as a joint-venture site at 19-21 Wong Chuk Hang Road, Aberdeen, of which 50% is attributable to the Group. Upon finalization of the land premium with the Government, the site at 8 Wang



39 Conduit Road, Mid-Levels, Hong Kong (artist's impression)

Kwong Road will be developed into office or hotel, whilst the site at 19-21 Wong Chuk Hang Road will be developed into office building with attributable gross floor area of approximately 258,000 square feet and approximately 107,000 square feet respectively.

The Group also remained active in the acquisition of agricultural land with high development potential. With the addition of about 2.3 million square feet in site area of agriculture land during the year, the Group's agricultural land reserve has increased to approximately 34.0 million square feet, which is the largest holding among all property developers in Hong Kong.

During the year, encouraging progress was made in land-use conversion for two agricultural land sites, with the basic terms for land exchange having been finalized with the Government. The site in Wu Kai Sha, Sha Tin is expected to provide a total developable gross floor area of approximately 3.0 million square feet upon completion, of which approximately 53.75% or about 1.6 million square feet is attributable to the Group. The other site at Tai Tong Road, Yuen Long is expected to provide approximately 1.17 million square feet in gross floor area, of which 79.03% or approximately 0.9 million square feet is attributable to the Group. The land-use conversion for these two sites will be completed upon finalization of the land premium with the Government.

Meanwhile, the land premium for the site in Chuk Yuen Tsuen of Yuen Long, which is next to the Fairview Park, with approval for conversion into a residential development comprising a total gross floor area of 28,000 square feet, is currently under negotiation with the Government. For the comprehensive residential development in Wo Shang Wai, Yuen Long, environmental impact assessment has been approved and environmental permits have been obtained from the Director of Environmental Protection. The Group has applied to the Town Planning Board for the necessary approval before negotiating with the Government for land exchange and land conversion premium. The site, covering a total land area of about 2.3 million square feet, is planned to be developed into a low-density residential development with a total gross floor area of approximately 890,000 square feet.

Fanling/Kwu Tung North and Hung Shui Kiu were both designated by the Government as New Development Areas in the Chief Executive's Policy Address and the Hong Kong 2030 Study in October 2007. In each of these two areas, the Group held approximately 2.6 million square feet and 2.3 million square feet of land lots respectively. The Group will actively work in line with the Government's development plans so as to broaden the source of development sites. Meanwhile, the Group will continue its efforts in land-use conversion of other agricultural land lots so as to provide a steady pipeline of development sites in future years.

The Town Planning Board completed its review on the Yau Tong Bay "Comprehensive Development Area" zone and amended the Outline Zoning Plan. The Group will proceed to apply for land exchanges and finalization of the land premium. A master layout plan will also be drafted for the redevelopment of the old shipyard sites at Yau Tong Bay, which is expected to provide a total developable gross floor area of approximately 5.35 million square feet, of which about 800,000 square feet is attributable to the Group.

Investment Properties

In Hong Kong, at the year end date of 30 June 2008 the Group held a total attributable gross floor area of approximately 9.0 million square feet in completed investment properties, comprising 4.4 million square feet of commercial space, 3.2 million square feet of office space, 0.8 million square feet of industrial/office space and 0.6 million square feet of residential and apartment space. 25% of this investment portfolio is located in Hong Kong Island, with the remaining 30% and 45% located in Kowloon and New Territories respectively.

Benefiting from higher rents for new lettings and lease renewals, the Group's gross rental income for the year, including those derived from the investment properties owned by the Group's associates and jointly controlled entities, rose by 10% to HK$3,602 million, while the total net rental income contribution was also up by 11% to HK$2,550 million. At the year end, the leasing rate for the core rental properties held by the Group's subsidiaries (which excluded Kwun Tong 223 as it was only just completed) remained high at 94%.

ifc mall, which is host to some of the world's most respected luxury brands making their debut in Hong Kong, has established a unique position locally and it was almost fully let during the year. The Group's other large-scale shopping centres, which are mostly located right above or near to the MTR stations in new towns with populous captive customer bases from nearby housing estates, also performed well. By the year end, Metro City Phases II and III in Tseung Kwan O, Sunshine City Plaza in Ma On Shan, City Landmark I and City Landmark II in Tsuen Wan, Citimall in Yuen Long, Flora Plaza in Fanling, Shatin Plaza and Shatin Centre each recorded high leasing rate of 97% or above.

During the year, the Group continued to actively optimise the tenant mix, engage in marketing and promotional activities and upgrade the facilities of its shopping centres. All these initiatives were directed at meeting the ever-changing needs of the Group's clientele by providing an unrivalled shopping experience.

In the North Wing of Trend Plaza, the conversion of its cinema to retail use was completed, with this additional 20,000-square-feet retail space almost fully let at a much better-than-expected rate by the year end. Metro City Phase II also underwent a face-lift during the year. On completion in 2009, its attractiveness as a regional shopping and entertainment hub will be further enhanced because its cinema, with a letting area increased from 30,000 to 50,000 square feet, plans to add three more high-quality cinema houses to become an eight-screen cinema. In the coming year, major upgrade projects will commence at Sunshine City Plaza and at the South Wing of Trend Plaza. Renovation works for City Landmark I and Citimall are also in the pipeline.

The office leasing market stayed active, with rental increases in some business districts helped by strong demand particularly from multinational corporations which were keen to expand or set up regional head offices in Hong Kong in view of the booming economy of mainland China. The International Finance Centre, the most prestigious office complex in Hong Kong, was almost fully let with a very satisfactory rental performance due to limited supply in Central. AIA Tower in North Point and Golden Centre in Sheung Wan also recorded high leasing rates at 95% and 96% respectively, with over 100% rental growth on renewal of some leases. Kwun Tong 223, a Grade-A office tower of the Group offering over 1.0 million square feet of quality space, was newly completed and tenants, including a big 4 accounting firm which has leased an area of up to about 100,000 square feet, have started moving in. Further, an international shipping company has leased an area of over 60,000 square feet, whilst leasing confirmation with some other multinational corporations have also been secured. In order to meet the growing demand for quality office space, Kowloon Building on Nathan Road has been undergoing a major renovation and facility upgrade which is scheduled for completion in 2010.

The residential leasing market remained robust with expatriates from the banking and financial sectors continuing to be



Kwun Tong 223, Kwun Tong, Hong Kong

the major source of tenant demand for luxury properties on Hong Kong Island. The serviced suite hotel at Four Seasons Place, located within the International Financial Centre complex and setting a new benchmark for personalised services and lifestyle living, continued to achieve high occupancy and room rates. Eva Court in Mid-Levels was fully let by the year end, with a 30% rise in rental for renewals and new lettings.

Hotels

The Four Seasons Hotel, which opened for business in September 2005, reported further growth in occupancy and average room rate. It is home to a number of acclaimed restaurants and unique features such as a deluxe spa. Its 399 luxury rooms also feature breathtaking views of the city and world-famous Victoria Harbour. During the year, its amenities received high praise for their outstanding performances, with the hotel being named the Best Hotel in Asia by many travel magazines. "Newsweek Japan" even named it as the Best Business Hotel in the World.

The Group has four Newton hotels operating in Hong Kong, with a total of 1,445 guest rooms. Newton Place Hotel in Kwun Tong has reported steady business growth since it commenced operations in July 2007, whereas the Group's other three Newton Hotels, namely Newton Hotel Hong Kong, Newton Hotel Kowloon and Newton Inn, maintained a stable occupancy of around 80% with impressive rises in room rates during the year.

Construction and Property Management

The Group is committed to delivering quality throughout the construction process with vertical integration spanning planning, design, material sourcing, construction and property management, all in-house.

The Group's reputation as a quality property developer was reinforced when Four Seasons Hotel and Four Seasons Place won the Quality Building Awards 2008. The Union Hospital Extension, a project under the Group's project management, was also awarded with a Certificate of Merit in the same Awards. The Awards are presented biannually by a panel of judges drawn from nine professional industry organizations, giving the honours unrivalled credibility and prestige.

The Group's talented workforce is the driving force behind such remarkable successes. In order to ensure their safety on the construction sites and achieve the goal of raising quality ever higher, training and seminars are regularly provided, whilst advanced devices and technology (such as a self-developed construction information system to monitor operational efficiency and cost effectiveness) are also being constantly introduced. During the year, numerous accolades were received in recognition of the unwavering commitment of the Group's construction arm to site safety. These included "Proactive Safety Contractor Award 2007" and "Safety Achievement Award 2007". The General Manager of Construction Department of the Company was appointed Chairman of the Construction Industry Council



Four Seasons Hotel Hong Kong

Training Academy, sharing the Group's experience in construction training and setting the standard for craft accreditation in the industry.

Comprehensive after-sale property management service is as important as building quality. The Group's member property management companies, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, currently manage 184 property developments throughout Hong Kong, comprising a total of over 70,000 residential, commercial and industrial units and shops, and more than 17,000 car parking spaces.

These two property management companies received 219 performance-related accolades this year including the Q-Mark Service Scheme certification and a "Customer Relationship Excellence award" for the Group's Customer Satisfaction Quality System. Being each individually named as a "Caring Company" consecutively for six years, the two companies again demonstrated their serious commitment to community services and their staff once again won the "the Highest Voluntary Service Hours Award". All these honours have resulted in a brand name that local families associate with quality and hence, the two companies received "Certificate Award for the Best Brand Enterprise" from the Hong Kong Productivity Council. Well Born also became the first property management company to be awarded "Hong Kong Top Service Brand" by the Hong Kong Brand Development Council.

The Group's strong brand name and reputable property management services were also recognized in mainland China. Hengbao Garden, a residential development in Guangzhou under the Group's management, was recently named as the "Housing Community Showcase in Guangdong Province 2007", in addition to its honour as the "Housing Community Showcase in Guangzhou 2005". Following the success of Hengbao Garden, the Group will further extend its experience in providing quality property management services to other customers in mainland China.

Business Review - Mainland China and Macau

Underpinned by solid economic fundamentals, increasing infrastructure investment, upbeat consumption sentiment as well as the general increase in corporate earnings, mainland China reported successive GDP growth, leading to a greater demand for quality housing units in a quest for better living conditions.

The real estate market in mainland China, however, experienced a dramatic change during the past year. In the second half of 2007, transacted prices in many cities had been repeatedly bid up to all time highs as a result of fierce competition at land auctions. The subsequent upsurge in housing prices, which were beyond the affordability of the general public, resulted in an overheated property market. With the implementation of a series of new macroeconomic controls and tightened credit policy in late 2007, as well as the substantial adjustment in the mainland equity markets since early 2008, less financing sources became available. Sentiment became cautious at land auctions and incidents of calling off were recorded. For those land lots which were successfully sold, transactions were mostly recorded at the reserve price.

As disclosed in the previous annual report, the Group had a development land bank in mainland China with an attributable developable gross floor area of approximately 101.5 million square feet at the end of August 2007, whereas another 50 million square feet of developable floor area was under negotiation. In light of the dramatic change which took place in the mainland property market during the year, further land acquisitions by the Group have been slowed down to enable revised terms to be negotiated. At the end of June 2008, the Group had a land bank in mainland China of approximately 115.7 million square feet in developable gross floor area, of which around 78% was earmarked for residential development for sale, 9% for commercial space, 11% for office space and 2% for clubhouse and other communal use. The balance of the total land cost payable for such development land bank amounted to RMB1,379 million.

Despite the reduced turnover in mainland China's property sales and price competition in the first half of this year, market demand for quality housing units in the mid to high end segment is expected to be strong as they provide a hedge in the current inflationary and negative interest rate environment. Additionally, most of the Group's residential projects in the second-tier cities are located in the high-growth and populous provincial capitals, municipalities and provinces such as Jiangsu, where there is strong purchasing power. Coupled with the low land cost of the projects, their prime locations, quality design and finish, as well as the provision of comprehensive facilities, this will ensure handsome profit for the Group's property development business in the mainland China.

As previously reported, the Group adopts a two-pronged strategy in its business development in mainland China. In the prime cities, the Group targets those prime sites with heavy pedestrian flow and easy access for development into large-scale complexes of exceptional design and quality. In the second-tier cities, which are mostly provincial capitals or municipalities with a preponderance of middle class residents, the Group focuses on large-scale developments so as to achieve an efficient use of land as well as long-term appreciation in property value. In line with this strategy, the Group has identified and purchased the following development sites:

In July 2007, a commercial land parcel of about 1,200,000 square feet in Xiangcheng District of Suzhou, Jiangsu Province, was bought for RMB669 million, whilst its adjacent commercial land lots totalling 400,000 square feet in site area were also added to the Group's land bank in December 2007 at a consideration of RMB153 million. With an aggregate gross floor area of over 10,000,000 square feet, these two recently acquired sites will be jointly developed with their neighbouring 3,200,000-square-foot residential land lot, which the Group acquired in the previous financial year at a consideration of RMB865 million with a planned gross floor area of about 6,800,000 square feet, into a large-scale self-contained community. The project enjoys excellent accessibility as it is situated along the city's main thoroughfare of Renmin Road North Extension, which upon its due completion by the end of 2008 will emerge as another new town centre. The City's planned subway line also runs along Renmin Road and is expected to be operational by 2012. The whole project calls for a contemporary water-themed planning design and Aedas Limited has been appointed as the design architect for its residential development, which is scheduled to be completed in four phases from the second quarter of 2010 onwards. The construction for its Phase 1 residential development will commence by the fourth quarter of 2008, providing a total gross floor area of about 650,000 square feet for 540 families; pre-sale is targeted to be launched in June 2009.

In Yixing, another city in Jiangsu Province, a land lot of about 400,000 square feet was acquired in July 2007 at RMB158 million. Its serene location in an island of busy town centre has created both a convenient and relaxing living ambience. The site foundation work will commence in November 2008. With its single-phased completion by August 2010, there will be townhouses, mid and high-rise apartments and a residents clubhouse, all providing a total gross floor area of about 700,000 square feet. This project is planned to make its first foray into the market in mid-2009.



Lot 155, Nanjing Road East, Huangpu District, Shanghai (artist's impression)

A project located at Lot No. 155 Huangpu District in Shanghai, abutting Nanjing Road East, with an approved gross floor area of approximately 730,000 square feet was acquired by the Group in August 2007 at HK$1,357 million. Located right at the famous walking street in close proximity to the Bund, this prime site will be developed into a Grade A office building and shopping arcade with a 17-storey tower over five levels of podium, with its façade designed by the world-renowned Tange Associates. Its four-level basement, with an additional gross floor area of about 300,000 square feet, will house an interchange for two major subway lines, as well as some car parking spaces and commercial areas. It is due for completion in late 2009, in time to capture the opportunities offered by World Expo 2010. An international property consultant has been appointed for its pre-leasing work.

In August 2007, a parcel of land of about 3,730,000 square feet on the northern banks of Pu River in the Shenyang New District Development was also purchased for about RMB525 million. Together with the land lot at the other side of the river with the total site area of about 4,100,000 square feet acquired earlier, a large-scale residential and commercial community will be developed. Upon completion, it will have a total gross floor area of about


恒基兆業地產集團
HENDERSON LAND GROUP
沈阳国际金融中心动土典礼
Shenyang International Finance Centre Groundbreaking Ceremony

Senior government officials from Liaoning Province and Shenyang municipality joined Dr. Lee and the Group's top management to officiate at the groundbreaking ceremony for Shenyang International Finance Centre

15,500,000 square feet comprising town houses, low rise apartments and residential towers. Planning of the development is underway.

In September 2007, the Group acquired another piece of land of about 5,600,000 square feet in Yixing at about RMB1,016 million. Benefiting from the city's strategy to develop the eastern suburb, this land parcel in Donggui New District is fronting and embracing the fascinating scenic beauty of the Donggui Lake and is earmarked for a comprehensive community with a total gross floor area of about 9,000,000 square feet comprising of luxury residences with low and high rise apartments. This will be a multi-phased development and construction work for the first phase of this project, comprising 800,000 square feet of residences, will commence by early 2009. Pre-sale is expected to be launched in August 2009 with scheduled completion in the second quarter of 2010.

In September 2007, the Group also won the bid for a land parcel of about 190,000 square feet in the downtown area of Shenyang Finance and Trade Development Zone at a consideration of about RMB282 million. This, together with the adjacent land lot with a site area of about 310,000 square feet acquired in April 2007 at about RMB334 million, will be jointly developed into Shenyang International Finance Centre. The groundbreaking ceremony in May 2008 was used as an opportunity to unveil the iconic and experiential architectural concept for this ancient capital of Liaoning Province. The whole project, located near the subway station in the proximity of the railway terminus, will comprise three mega towers for offices, serviced apartments and a hotel resting on a five-level retail podium, providing a total gross floor area of about 5,700,000 square feet. Pei Partnership Architects, a firm closely associated with the world-renowned architect, I.M. Pei, was appointed as the design architects for the 89-storey office tower, which will be the tallest building in northeast China upon completion in 2012. Aedas Limited, the world's fourth largest architectural practice, is tasked with designing the master plan for the rest of the development.

In October 2007, the Group made a successful bid for a land lot of about 500,000 square feet in Qixia District of Nanjing, the capital city of Jiangsu Province, at a consideration of RMB558 million. Located in the downtown area within walking distance from the Maigaoqiao subway station, this prime site is earmarked for a luxurious residential development with a total gross floor area of about 900,000 square feet. It will be complemented by commercial area and community conveniences such as healthcare, cultural facilities and a sports centre. Following the commissioning of its nearby road network, construction will commence by the third quarter of 2009 and part of its Phase 1 development is planned for completion by the second quarter of 2011.

The Group, through a 55%-owned joint venture, also acquired in October 2007 a land lot of about 3,900,000 square feet in the Gaoling area in Kaifu District of Changsha at about RMB350 million. In Changsha, the capital city of Hunan Province, Kaifu District has benefited from the city's development strategy to push northward. Its Gaoling area boasts superb air-sea-land transportation links including the Beijing-Guangzhou railway line, Changsha international airport and deepwater terminal. Planning of the development is now underway.

In June 2008, the Group acquired the second piece of land in Nanjing at a public auction at a reserve price of RMB600 million. Located at the north-eastern part of the city, the land parcel in Xianlin New District boasts a site area of about 1,600,000 square feet and offers gross floor area of 1,700,000 square feet. Planning is underway to develop the site into a high-end residential project, complemented by facilities such as a nursery, amenities and a community centre. With the relocation of colleges and universities into the district and the completion of Xianlin subway station in the near future, this well-known university town's community facilities and transportation network will be further enhanced. Construction for its first phase of development will commence by the second quarter of 2009 and the whole project will be completed by the fourth quarter of 2011.

Shortly after the end of the financial year, the Group entered into a joint venture agreement with Sun Hung Kai Properties and Wharf on a 30:40:30 ownership basis to jointly develop a composite development site of approximately 1,860,000 square feet in Dongda Avenue in Chengdu, the capital city of Sichuan Province. Superbly located in Jinjiang District with easy accessibility from two subway lines, which are either under construction or under planning, the Dongda Avenue development is planned to provide an office tower of over 280 metres rivalling the prestigious International Financial Centre in Hong Kong, a five-star hotel, a high-end shopping centre offering international retailers, serviced suites and residential apartments. There is an adjoining site of approximately 350,000 square feet which will be sold to the project company at the same unit price at a later stage; this piece of land will therefore be included in the overall planning of the development. Upon completion, a total gross floor area of over 13,000,000 square feet will be provided.

In addition to the acquisitions of the above land lots, the Group has also made satisfactory progress in the following development projects during the year.

World Financial Centre, an international Grade-A office complex in the Chao Yang Central Business District of Beijing with the world-renowned Cesar Pelli as its design architect, is expected to be completed in the fourth quarter of 2008. Pre-leasing has commenced and it has already secured the commitment of a renowned multinational corporation, while negotiations with a host of top-notch international financial services groups and professional firms are near the final stage.

In Shanghai, both development projects at 130-2 Tianmu Road West and 147 Tianmu Road West progressed well with targeted completions in mid-2009 and early 2011 respectively. In aggregate they will provide approximately 700,000 square feet of prime office space and 100,000 square feet of retail area in the busy Zhabei District. Meanwhile, the project at Lot 688 Nanjing Road West whose quartz-like façade is designed by the world-renowned Tange Associates, comprises a 22-storey office tower plus a 2-level retail podium. Foundation work has commenced and it will provide an aggregate gross floor area of approximately 700,000 square feet upon completion in 2011. It will be held for rental purposes and many famous multinational corporations have expressed their interest by submitting offers to lease. Pre-leasing work is being planned.

In Xingsha Town of Changsha, the Champion Arch is planned to have extensive water features and greenery, making it a desirable residential community. There will be approximately 7,800,000 square feet of deluxe apartments, community facilities and amenities to be built in three phases, providing homes for over 4,000 families. Construction of the first batch of residential units with a total residential gross floor area of about 1,300,000 square feet, together with commercial area, clubhouse and kindergarten, will commence works in September 2008 with scheduled completion in late 2009.

Superbly located in the city centre close to the Kaifu District Government Offices, the Group's other site in Changsha is planned for residential development with a total gross floor area of about 2,480,000 square feet.

In Xuzhou of Jiangsu Province, Xuzhou Lakeview Development is located within the new administration centre of the city and construction work has already begun following the relocation of all major municipal government departments into this district in late 2007. Fronting and embracing the scenic views of Dalong Lake, the development plan calls for a water-themed design for this residential community project and it will be completed in four phases with an aggregate gross floor area of about 5,300,000 square feet. Pre-sale of Phase 1 development of 342 residences with a total gross floor area of about 480,000 square feet is planned to be launched in May 2009. Phase 1 is slated for completion in the second quarter of 2010.



The Champion Arch, Xingsha Town, Changsha (artist's impression)

La Botanica, the largest development ever approved by the Xian City Government of Shannxi Province, is a 50/50 joint venture formed by the Group and Temasek Holdings (Private) Limited of Singapore. Located within the scenic Chan Ba Ecological District with easy access to the city centre via the Third Ring Road East and by subway-which are both under construction, this riverside community project will have a total gross floor area of over 33,000,000 square feet upon completion in late 2016, of which 90% is designated for residential use providing homes to 30,000 families. Foundation works for part of its Phase 1 development commenced in July 2008 and upon completion in 2010, it will provide a total gross floor area of approximately 1,200,000 square feet for about 1,000 households. Pre-sale for this phase of residences is scheduled for October 2008.

The Group's other residential project in Xian is located on the main artery of Second Ring Road East (also known as Jin Hua North Road) in close proximity to the planned subway system. A grouping of 16 to 33 storey apartment towers will be built around its spacious greenery and residents clubhouse, allowing unhindered views to 3,000 households. Together with the street-level shops along the Second Ring Road East, the entire project will have a total gross floor area of 4,200,000 square feet upon the single-phased completion by late 2010. Construction will commence soon and pre-sale will begin in the first half of 2009.

In Chongqing, one of the four provincial-level municipalities in mainland China, a prime site on the banks of Yangtze River in Nan'an District is designated for luxurious residential development, supported by a shopping centre, kindergarten and clubhouse facilities together with a scenic park nearby. To echo the government's call for improving cityscapes under the new "Two-River and Four-Shore" policy, the development plan for this riverside project has been revised and it will be completed in three phases, providing a total gross floor area of about 3,750,000 square feet. Site works in respect of Phase 1 development will commence in the second quarter of 2009 with scheduled completion in the fourth quarter of 2010. Part of Phase 1 with a total gross floor area of 800,000 square feet for 430 households will initially be launched for pre-sale.

The project in Erlang Phoenix Area, the Group's other comprehensive community development in Chongqing, is located on a site next to the Chengdu-Chongqing Expressway with scenic attractions such as Caiyun Lake and Taohua Brook in the proximity. In order to allow efficient use of land resources, the development plan has been revised and this comprehensive community, comprising residential apartments, clubhouse, a kindergarten and shopping facilities, will be built in three phases providing an aggregate gross floor area of about 2,800,000 square feet. Construction for its Phase 1 development will commence by the fourth quarter of 2008 with scheduled completion by the first quarter of 2010. Out of Phase 1, units providing homes for 155 families with a total gross floor area of about 280,000 square feet will first be offered for pre-sale.

To sum up, the annual square footage of developable floor area to be completed by the Group in mainland China is expected to be approximately 2.1 million square feet, 4.8 million square feet and 14.2 million square feet for the three years ending 30 June 2009, 30 June 2010 and 30 June 2011 respectively. For the year ending 30 June 2009, World Financial Centre in Beijing with a developable gross floor area of 2.1 million square feet will be completed. For the year ending 30 June 2010, two prime office developments in Shanghai will account for a total developable gross floor area of approximately 1.1 million square feet, whilst the remaining 3.7 million square feet will be residential premises. For the projects to be completed in the year ending 30 June 2011, the remaining two prime office developments in Shanghai will make up 8% of the annual completion, whilst the residential premises will account for the remaining 92%.



Project in Erlang Phoenix Area, Chongqing (artist's impression)

During the year, property sales in mainland China attributable to the Group amounted to HK$1,271 million, mainly from Hengli Bayview in Guangzhou which was completed in February 2008 with about 11% out of its 2,090 units remaining available for sale by the year end. Meanwhile, the Group increased its stake in some of the completed investment properties in August 2007, expanding the portfolio to 3.1 million square feet. The leasing performance of these investment properties remained satisfactory and the Group's attributable gross rental income grew by 33% to HK$270 million for the year. Along with a new look for the atrium in the shopping mall, Beijing Henderson Centre was repositioned with a new tenant mix which includes a zone specially dedicated to trendsetting sportswear retailers, in addition to a full range of food and beverage outlets. Grand Gateway Tower II in Shanghai was over 98% let by the year end, with close to 30% rental increase on lease renewal and new lettings. Shanghai Skycity commanded over 100% rise in rental for a new letting to an anchor tenant occupying almost the entire shopping arcade, whereas Hengbao Plaza in Guangzhou also recorded a 57% growth for its monthly rental income in June 2008 compared with June 2007.

Joint-Venture Development in Macau

In April 2005, the Group entered into an agreement to jointly develop a waterfront site with a land area of approximately 1.45 million square feet in Taipa, Macau. The project is still under application for land-use conversion with the total gross floor area to be finalized.

Acquisition of Henderson Investment Limited's Entire Interest in The Hong Kong and China Gas Company Limited

During the year, the Company acquired Henderson Investment Group's entire interests in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited, representing approximately 39.06% of its total issued share capital, so as to streamline the Group's corporate structure. Following completion of the transaction, approximately 39.06% effective interest of Hong Kong and China Gas is held directly by the Company and Henderson Investment Limited ("Henderson Investment") remains as a listed company focusing on the infrastructure business in mainland China.

Henderson Investment Limited (67.94%-owned by the Company)

For the year ended 30 June 2008, the profit of this group attributable to equity shareholders amounted to HK$35,390 million, representing an increase of HK$29,999 million over the previous year.

Excluding the profit for the year from discontinued operations of HK$35,265 million (following the disposal of its entire interest in 2,366,934,097 shares of Hong Kong and China Gas to the Company), the profit attributable to equity shareholders of this company for the year ended 30 June 2008 from continuing operations, which comprised mainly the infrastructure business in mainland China, amounted to HK$125 million, representing a decrease of HK$97 million or 44% from the previous year. This was mainly attributable to a reduction in bank interest income during the year following its cash distributions to shareholders of approximately HK$15,237 million (or HK$5 per share) in June 2007, approximately HK$3,139 million (or HK$1.03 per share) in December 2007 and approximately HK$3,687 million (or HK$1.21 per share) in January 2008, despite a higher profit contribution from its infrastructure business.

This group's infrastructure business comprises interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road, which are both held through China Investment Group Limited except for certain shareholdings in the toll bridge which the Henderson Investment Group holds directly. In September 2007, the Henderson Investment Group acquired the remaining 35.94% interest in China Investment Group Limited for a cash consideration of approximately HK$145 million, making it a wholly-owned subsidiary. The Henderson Investment Group's effective interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road have thus increased to 60% and 49% respectively.

During the year, toll revenue for Hangzhou Qianjiang Third Bridge rose by 57% to HK$216 million reflecting the increased traffic volumes following the completion of major repair and maintenance work in October 2006, whilst toll revenue for Maanshan City Ring Road also grew by 10% to HK$56 million.

As announced by Henderson Investment on 27 August 2008, it is currently negotiating with the joint venture partner of Hangzhou Henderson Qianjiang Third Bridge Company Limited (the "Third Bridge JV") to sell the Company's entire 60% equity interest in the Third Bridge JV to the joint venture partner, although no agreement has been entered into; and, subject to the entering into of an agreement for the disposal of the interest in the Third Bridge JV, it is considering the acquisition of new assets.

Associated Companies

The Hong Kong and China Gas Company Limited (39.06%-owned by the Company)

The unaudited profit after taxation attributable to shareholders of Hong Kong and China Gas for the six months ended 30 June 2008 amounted to HK$2,524.3 million, a decrease of HK$2,945.6 million compared with the same period last year. During the first half of 2007, non-recurrent gain amounted to HK$3,506.1 million due to a one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas") by way of asset injection, profit from the sale of properties and a revaluation surplus from the ifc complex. In comparison, during the first half of 2008, non-recurrent gain arising from the sale of properties and a revaluation surplus from the IFC complex amounted to only HK$496.7 million.

(I) Gas business in Hong Kong

Total volume of gas sales in Hong Kong for the first half of 2008 increased by 2.0% compared with the same period last year, mainly resulting from an increase in residential gas sales. As at 30 June 2008, the number of customers was 1,655,774, an increase of 24,472 since the end of June 2007 which represented over 90% of the market share of customers living in new flats in Hong Kong. Total appliance sales also grew by 5.9% over the same period last year.

As at 30 June 2008, the total net fixed asset value relating to its Hong Kong gas business, which included gas production plants, network system, buildings and land, were revalued at HK$33 billion by American Appraisal China Limited.

(II) Business development in mainland China

The acquisition of Panva Gas in March 2007 injected an additional 25 piped city-gas projects into Hong Kong and China Gas. Panva Gas was subsequently renamed as Towngas China Company Limited ("Towngas China, stock code: 1083) with its 45.63% interest, or approximately 893 million shares, currently held by Hong Kong and China Gas. During the first half of 2008, Towngas China's profit increased by 100% to HK$101 million with its credit ratings respectively upgraded by Standard and Poor's Rating Services ("Standard and Poor's") in August 2007 and by Moody's Investors Service ("Moody's") in April 2008. In 2008, Towngas China has set up a new piped city-gas joint venture in Huangshan city, Anhui province, increasing the number of Hong Kong and China Gas's piped city-gas projects to 67 in mainland cities spread across 14 provinces/ municipalities.

The midstream natural gas projects, which include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province, are making good progress and underpin the downstream joint venture projects.

Hong Kong and China Gas operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. Including the piped city-gas projects of Towngas China, Hong Kong and China Gas currently has a total of 80 projects spread across 17 provinces/ municipalities/autonomous regions, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector and ECO's emerging energy projects.

(III) Environmentally-friendly energy businesses of ECO

Since January 2008, Hong Kong and China Gas has formally taken ECO as an investment vehicle to develop clean and emerging energy projects. Revenue from ECO's dedicated liquefied petroleum gas ("LPG") filling stations increased during the first half of 2008 compared to the same period last year. ECO's North East New Territories ("NENT") landfill gas treatment facility was



The integration of upstream supply, midstream delivery and downstream customer activities, together with the acquisition of Panva Gas and the rapid growth of its piped gas business, resulted in the doubling of Hong Kong and China Gas's activities on the mainland.

commissioned in early 2007 and is connected to Tai Po gas production plant via a 19 km pipeline. Treated landfill gas is now partially replacing naphtha as a fuel for town gas production.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 for the supply of aviation fuel to Hong Kong International Airport. The facility, which will become a major logistics base for supply of aviation fuel in Hong Kong upon commissioning in late 2009, will consist of a large-scale tank farm for storage of aviation fuel served by tanker jetties. ECO has recently concluded an agreement with the Hong Kong Airport Authority to develop a second phase facility comprising another bunded area for additional tank storage capacity so as to cope with increasing demand from the air transport industry; commissioning is expected by the end of 2010.

On the mainland, Hong Kong and China Gas's first coalbed methane gas liquefaction facility is now under construction in Shanxi province. Phase one is expected to be commissioned within this year. Construction of phase two is projected to commence during the fourth quarter of this year; commissioning is anticipated by the end of 2009. ECO is also making plans to run a coal-based chemical project in Erdos, Inner Mongolia. In Shanxi province, ECO is conducting an in-depth study regarding development of a methanol production project using coke gas as feedstock. In Fengcheng, Jiangxi province, ECO has signed an agreement to invest in a coal mining project and is studying the feasibility of participating in a coal mine coking plant. In addition, ECO is now managing an experimental energy-saving and emission-minimising project in Shaanxi province involving the construction and operation of compressed natural gas filling stations for heavy duty trucks, which are expected to be commissioned by the end of September 2008.

In mid 2008, ECO successfully negotiated the first overseas oil and gas resource project by entering into an agreement with Madagascar Energy International Limited ("MEIL"), a wholly-owned subsidiary of Sino Union Petroleum & Chemical International Limited ("SUNPEC"), to jointly invest and manage the exploration, exploitation and operation of Madagascar Oilfield Block 3113 in Africa. Prior to this, a similar agreement had been signed between MEIL and Shaanxi Yanchang Petroleum (Group) Limited ("Yanchang Petroleum"), the fourth largest petroleum enterprise on the mainland, relating to this project. A new tri-party agreement later confirmed that Yanchang Petroleum, MEIL and ECO would invest 40%, 31% and 29% respectively in this project.

(IV) Property developments

By the end of June 2008, about 95.6% of the total residential floor area of the Grand Waterfront property development project at the former Ma Tau Kok south plant site had been sold with its commercial area of approximately 150,000 square feet commenced leasing in the second half of 2007. For the Grand Promenade property development project at Sai Wan Ho, about 96% of its total residential floor area had been sold by the end of June 2008. Hong Kong and China Gas also has an approximately 15.8% interest in the IFC complex with the overall business remaining very successful.

Inaugural offering of US$1 billion guaranteed notes

In August 2008, HKCG (Finance) Limited, a wholly-owned subsidiary of Hong Kong and China Gas, issued and sold US$1 billion (HK$7.8 billion) Reg S/Rule 144A Guaranteed Notes (the "Notes"). Listed on The Stock Exchange of Hong Kong Limited on 8 August 2008 (stock code: 4303), the Notes are guaranteed by Hong Kong and China Gas and were issued at a fixed coupon rate of 6.25% per annum at an issue price of 99.319% with a maturity of 10 years. The transaction is the largest investment grade corporate debt issue to-date from Asia in 2008 and a credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's and A+ (stable) by Standard and Poor's. The net proceeds will be applied towards refinancing part of the existing indebtedness of the Hong Kong and China Gas Group, funding its capital expenditure or for general corporate purposes.

Hong Kong Ferry (Holdings) Company Limited (31.36%-owned by the Company)

The unaudited consolidated net loss after taxation of Hong Kong Ferry for the six months ended 30 June 2008 amounted to HK$62.2 million which arose mainly from its investment in equity-linked notes ("ELN").

In compliance with the current accounting standards, Hong Kong Ferry's investments including ELN are required to be marked-to-market for ascertaining the profit and loss for each reporting period, irrespective of upward or downward movements. As at the last financial year ended 31 December 2007, its ELN investment recorded a gain of approximately HK$310 million under a robust stock market, comprising approximately HK$104 million of realised gain and HK$206 million of marked-to-market unrealised gain. Due to the downturn of the stock market in 2008, the ELN depreciated in value and recorded a marked-to-market loss of HK$223 million for the period under review. Up to 30 June 2008, the realised and unrealised gain of Hong Kong Ferry's investment in ELN, including currency exchange gain was, however, still higher than its cost, showing a net cumulative gain of HK$110 million. Hong Kong Ferry will continue to hold the portfolio as an investment.

During the period under review, Hong Kong Ferry recorded a profit of HK$46.7 million from the sale of the remaining six residential units of Metro Harbour View and the remaining twelve residential units of MetroRegalia. On the property investment front, rental income from Metro Harbour Plaza increased by 8% to HK$16.7 million with the occupancy rate at approximately 96% at the end of June 2008. Rental income from the shopping mall of MetroRegalia amounted to HK$0.6 million with the occupancy rate at 96%.

Despite increase in turnover for the Ferry, Shipyard and Related Operations comprising the harbour cruise, vehicular ferry and shipyard operations, a loss of HK$1.6 million was recorded due to the increase in fuel oil price. For the Travel and Hotel Operations, the turnover decreased by 5% with a deficit of HK$2.2 million as a result of the closure of the Old Wing in Silvermine Beach Hotel for renovation.

The superstructure of the Shining Heights at 83 Sycamore Street (formerly known as 222 Tai Kok Tsui Road) has been completed. This residential-cum-commercial project, which is regarded as one of the landmarks of West Kowloon with a total gross floor area of approximately 320,000 square feet comprising approximately 270,000 square feet of residential space and approximately 50,000 square feet of non-residential space, will be offered for sale by the end of this year. Good progress has been made in the construction of No. 6 Cho Yuen Street in Yau Tong. The total gross floor area of the project is approximately 165,000 square feet, comprising approximately 140,000 square feet for residential use and approximately 25,000 square feet for non-residential use. The project is scheduled to be completed in mid-2009.

Miramar Hotel and Investment Company, Limited (44.21%-owned by the Company)

For the year ended 31 March 2008, Miramar's turnover was approximately HK$1,588 million. Profit attributable to shareholders amounted to approximately HK$783 million, representing an increase of 14%. Profit before tax from its core businesses, after excluding the net increase in the fair value of its investment properties and contributions from its US land sales project, was HK$420 million (HK$404 million for the previous year).

Hotel Miramar on Nathan Road in Kowloon is currently undergoing a major renovation programme and the makeover, which began last year involving closure of its Grand Ballroom and the lobby Café, significantly reduced the hotel's capacity during the year under review. Miramar also operates seven other hotels and serviced apartments in Hong Kong and mainland China and, during the year, they performed steadily with strong occupancy rates. Performance for this business segment as a whole fell below that of last year but it remained a significant contributor accounting for 25% of its total profits for the year.

For the property business, Miramar in the year under review was able to increase rents and enhance the quality of its tenant mix to reflect the improved facilities and environment resulting from the renovations made to its shopping mall during the past few years. The land sales project in Placer County, California, however, remained inactive with no transaction recorded for its 80 acres of residential land and 70 acres of commercial land. It intends to keep this land sales project on hold until the US property market stabilises. The property business as a whole contributed around 74% of its total profits.



The Mira Hong Kong's Ballroom

Its food and beverage performance has remained stable, whilst revenue from its travel business increased by around 36% with a turnaround resulting primarily from its successful efforts to expand the mass-market tour business.

In the coming year, it will continue with the planned initiatives to revamp the façade of Hotel Miramar, recently renamed "The Mira" and its guest rooms by phases. These initiatives, which began in April 2008, are expected to be completed by early 2009. Together with the ongoing renovation of its adjacent Miramar Shopping Centre and Office Tower, as well as the planned direct connection with the Tsim Sha Tsui MTR station, the profile of these properties will be boosted significantly. With the positive synergies being created amongst its range of related businesses, Miramar expects all its businesses to continue to thrive, and is set to build a highly recognisable hospitality brand identity that will project a sense of unique corporate style and quality.

Corporate Finance

The Group has always adhered to sound and prudent financial management principles. At the end of the year, the Group maintained a gearing ratio of net bank and other borrowings to shareholders' funds of 16.5%. The Group does not make use of any derivative instruments for speculative purposes. In respect of the Group's operations in mainland China, apart from its capital contributions and, in some cases, loan contributions to projects which are denominated in Renminbi and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in Renminbi. Apart from this, the Group does not have any material foreign exchange exposure.

To diversify the source of its funding, the Group made an approach to the debt private placement markets in the United States and Europe which resulted in the successful conclusion of a debut note issuance transaction in July 2007 for a total transaction size equivalent to US$425 million, with tranches carrying maturities of 7 years to 15 years. Pricing for this transaction, which carries a weighted-average maturity of just over ten years, was benchmarked against the interest rate levels prevailing for comparable public bonds issued by Hong Kong top credit-rated companies. The transaction has contributed to lengthening the debt maturity profile of the Group. Except for these notes totalling US$425 million (equivalent to approximately HK$3,312 million) which bear fixed interest rates, the Group's borrowings bear floating interest rates.

Prospects

The fallout from the US sub-prime issue, turbulence on global financial markets and the resulting credit tightening, slow-down in the global economies and increasing inflationary pressure all threaten to pose a drag on the economic growth in Hong Kong. After experiencing a price rally in the run-up from the fourth quarter of 2007 to early 2008, the local property market has shown a moderate consolidation. However, the prevailing low mortgage rate, reasonable affordability and the low completion volumes for private residential units in the coming few years should lend support to the local residential property market.

With the property fundamentals largely intact, the Group plans to launch the sale of a number of residential projects including The Beverly Hills (Phase 3), 11, 12, 12A, 12B Headland Road, Cité 33, 39 Conduit Road, as well as the projects in Tong Yan San Tsuen, Sha Tin Town Lot

539 and Fanling Sheung Shui Town Lot 231. Non-residential projects including Win Plaza and 52 Hung To Road, following the successful sale of Midas Plaza in the same district of Kowloon East, will also be marketed. They are expected to generate considerable revenue to the Group.

The local property leasing market is expected to perform steadily in the year ahead. The recent announcement by a multinational retail giant to set up its regional headquarters in Hong Kong is testimony to the territory as the preferred venue from which leading global companies manage their businesses in mainland China and elsewhere in Asia. International Finance Centre, which attracts plenty of interest due to its prime Central location, is expected to continue to achieve the current buoyant market rent for new lettings and lease renewals. Kwun Tong 223, a landmark development in a new commercial hub providing over 1.0 million square feet of Grade-A office space, was also completed in time to meet the demand for quality space. With the expanded office portfolio, coupled with the Group's shopping malls which are mostly located close to MTR stations in new towns, rental income in Hong Kong is set to increase further.

In mainland China, the existing rental properties such as Grand Gateway Office Tower II in Shanghai and Hengbao Plaza in Guangzhou are also expected to report positive rental reversion, whilst World Financial Centre, an international Grade-A office complex in the Chao Yang Central Business District of Beijing, is scheduled for completion in the fourth quarter of 2008 with commitments secured with several tenants. Rentals from these top grade office and prime commercial properties, which largely increase in line with economic growth, will give an added boost to the Group's recurring income base in mainland China.

In order to curb speculation in the mainland and stabilise housing prices, the Central Government announced a new series of macroeconomic policies in late 2007. The Group welcomes these developments as being conducive to long-term sustainable growth for the mainland property market. Meanwhile, due to a much moderate rise in property price in the past, second-tier cities are so far found relatively less affected by the austerity policies. For second-tier cities that are located in the high-growth and populous provincial capitals and municipalities with strong purchasing power, demand for quality housing units is still intact, particularly given the trend of growing urbanization. The Group's residential property development projects are all located in these second-tier cities. The Group will continue to push ahead with the development plans for these projects. At the same time, the Group will seek to capitalize on buying opportunities in the land market as may be presented by market consolidation.

During the year, the Group's corporate structure was further streamlined following the completion of the group reorganization. In addition to the rising recurrent income from the expanding rental portfolio in both Hong Kong and mainland China, the direct contributions from our listed associate, Hong Kong and China Gas, will serve as another pillar to support and complement the Group's property development business. Such diversified businesses with a well-established presence in both Hong Kong and mainland China will enable the Group to face the future with confidence. In the absence of unforeseen circumstances, the Group's performance in the coming financial year will be satisfactory.

Appreciation

I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Lee Shau Kee
Chairman

Hong Kong, 18 September 2008




Hunan
Jiangxi
Fu
China
Guangdong
Guangxi
Hong Kong
The Sparkle

The Sparkle

A GEM IN THE HEART OF THE COMMUNITY

The Group's focus on design innovation underpins its distinctive projects. Blending metropolitan and resort styles, The Sparkle benefits from sweeping harbour views across Victoria Harbour and includes twin clubhouses and a sky garden designed by acclaimed Japanese garden architect, Kazuyuki Nakata.



Land Bank

2008 Highlights

1. Sizeable land bank with a total attributable gross floor area of 18.4 million square feet
2. Acquired two projects with an aggregate gross floor area of 587,303 square feet for residential development
3. Agricultural land reserve grew from last year's 31.7 million to 34.0 million square feet in terms of site area – the largest such holding among all Hong Kong property developers

At 30 June 2008, the Group had a land bank in Hong Kong comprising a total attributable gross floor area of approximately 18.4 million square feet, made up as follows: 7.4 million square feet of properties held for or under development, 1.0 million square feet of stock of unsold property units, 9.0 million square feet of completed investment properties, and 1.0 million square feet of hotel properties. In addition, the Group held rentable car parking spaces with a total area of around 2.7 million square feet.

During the year, the Group acquired the entire interest in Sha Tin Town Lot 539 development project and a 60% interest in 39 Conduit Road development project. The Sha Tin Town Lot 539 development project comprises mainly two blocks of 33-storey residential towers together with four blocks of low-rise residential buildings and ancillary parking spaces and other facilities. For the development at 39 Conduit Road, a single block 46-storey residential building will be built, providing 66 residential units, parking spaces and clubhouse facilities. For the Group's acquisition of these two projects, a feature of the transaction is the guarantee by the vendor which provides that, for each of the developments, upon the expiry of two years from the date that the occupation permit for the development is issued, the gross sale price of the units sold together with the value of the unsold units at such date shall be not less than a sum representing a 25% premium over the discounted development value.

In order to meet the evolving market demand and ensure efficient use of land resources, the Group's development sites are regularly evaluated for conversion into other purposes. During the year, land premium for land use conversion was finalized with the government for the site at 24 Lee Chung Street, Chai Wan. Demolition of the existing industrial building on the site is in progress and it will be developed into an office tower with a total gross floor area of about 173,000 square feet. Meanwhile, the Group is also pursuing land-use conversion for the site at 8 Wang Kwong Road, Kowloon Bay, as well as a joint-venture site at 19-21 Wong Chuk Hang Road, Aberdeen, of which 50% is attributable to the Group. Upon finalization of the land premium with the Government, the site at 8 Wang Kwong Road will be developed into office or hotel, whilst the site at 19-21 Wong Chuk Hang Road will be developed into an office building with attributable gross floor areas of approximately 258,000 square feet and approximately 107,000 square feet respectively.

The Group also remained active in the acquisition of agricultural land with high development potential. With the addition of about 2.3 million square feet in site area of agriculture land during the year, the Group's agricultural land reserve has increased to approximately 34.0 million square feet, which is the largest holding among all property developers in Hong Kong.

Location	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)
1. Sha Tin Town Lot 539	358,048	Residential	100.00
2. 39 Conduit Road	229,255	Residential	60.00
	587,303		

Land Bank

	Agricultural Land Area (million square feet)
Yuen Long District	23.8
North District	3.7
Tai Po District	3.4
Tuen Mun District and others	3.1
Total:	**34.0**

During the year, encouraging progress was made in land-use conversion for two agricultural land sites, with the basic terms for land exchange having been finalized with the Government. The site in Wu Kai Sha, Sha Tin is expected to provide a total developable gross floor area of approximately 3.0 million square feet upon completion, of which approximately 53.75% or about 1.6 million square feet is attributable to the Group. The other site at Tai Tong Road, Yuen Long is expected to provide approximately 1.17 million square feet in gross floor area, of which 79.03% or approximately 0.9 million square feet is attributable to the Group. The land-use conversion for these two sites will be completed upon finalization of the land premium with the Government.

Meanwhile, the land premium for the site in Chuk Yuen Tsuen of Yuen Long, which is next to Fairview Park, with approval for conversion into a residential development comprising a total gross floor area of 28,000 square feet, is currently under negotiation with the Government. For the comprehensive residential development in Wo Shang Wai, Yuen Long, environmental impact assessment has been approved and environmental permits have been obtained from the Director of Environmental Protection. The Group has applied to the Town Planning Board for the necessary approval before negotiating with the Government for land exchange and land conversion premium. The site, covering a total land area of about 2.3 million square feet, is planned to be developed into a low-density residential development with a total gross floor area of approximately 890,000 square feet.

Fanling/Kwu Tung North and Hung Shui Kiu were both designated by the Government as New Development Areas in the Chief Executive's Policy Address and the Hong Kong 2030 Study in October 2007. In each of these two areas, the Group held approximately 2.6 million square feet and 2.3 million square feet of land lots respectively. The Group will actively work in line with the Government's development plans so as to broaden the source of development sites. Meanwhile, the Group will continue its efforts in land-use conversion of other agricultural land lots so as to provide a steady pipeline of development sites in future years.

The Town Planning Board completed its review on the Yau Tong Bay "Comprehensive Development Area" zone and amended the Outline Zoning Plan. The Group will proceed to apply for land exchanges and finalization of the land premium. A master layout plan will also be drafted for the redevelopment of the old shipyard sites at Yau Tong Bay, which is expected to provide a total developable gross floor area of approximately 5.35 million square feet, of which about 800,000 square feet is attributable to the Group.

Usage of Land Bank


5%
8%
40%
25%
22%
Residential/Hotel Serviced Suites
Office
Commercial
Industrial/Office & Industrial
Hotel

Property Development

2008 Highlights

1. Approximately 1.4 million square feet of properties completed for sale or for lease
2. Sold an attributable HK$9,892 million of properties in Hong Kong

Following the successful completion of Newton Place Hotel in the last financial year, the Group continued to expand its presence in Kowloon East by completing another four prime buildings there during the financial year, namely Midas Plaza, Win Plaza, Kwun Tong 223 and 78 Hung To Road.

Midas Plaza was completely sold out within four months after its launch in August 2007. Win Plaza, also located in San Po Kong, where there have been virtually no newly-built industrial/office developments for years, was completed in time to capture the pent-up demand for quality space. Kwun Tong 223 embodies state-of-the-art facilities together with an environmentally sustainable design. 78 Hung To Road, to be linked up to the Kwun Tong 223 by an exclusive footbridge, is a 23-storey quality industrial development with various transport modes just footsteps away. The latter two properties will be held for rental purposes.

A low-density luxury residential project in Tong Yan San Tsuen was also completed during this financial year. Comprising two garden houses, 11 low-rise apartment blocks and a recreational clubhouse, this project will be put on sale soon. Particulars of these newly completed projects are set out in greater detail on page 11 of the Chairman's Statement.

Property Sales

Consecutive interest rate cuts, improved housing affordability and the influx of mainland buyers resulted in a property price rally in Hong Kong in the run-up from the fourth quarter of 2007 to early 2008, when the overall market sentiment was dampened by stock market volatility and the uncertain outlook for the global economy.

During the year, the Group succeeded in releasing both of its luxurious developments at The Beverly Hills (Phase 1) and King's Park Hill, as well as its large-scale residential projects such as Grand Waterfront, Grand Promenade, The Sherwood and Royal Green, at opportune moments with an overwhelming response. Thus, an attributable HK$9,892 million worth of properties in Hong Kong was sold, an increase of 25% as compared with HK$7,895 million for the year before. Some projects such as CentreStage, CentrePlace, Scenic Horizon and Paradise Square, were virtually sold out by the year end. Taking into account the Group's share of profit contributions from associates and jointly controlled entities, the total profit contribution of property development in Hong Kong to the Group amounted to HK$4,025 million.

In November 2007, the Group launched The Sparkle, with approximately 80% of the total of 400 residential units pre-sold by the year end. Meanwhile, two houses of The Beverly Hills (Phase 3) had been sold through private sale by the year end although Phase 3 was not yet formally released for pre-sale. Their profit contributions will be reflected in the results for the forthcoming year when they will be ready for occupation.

At the financial year end, the Group had a total of 1,434 residential units available for sale, comprising a total gross area of over 2.3 million square feet, of which around 2.1 million square feet was attributable to the Group. Particulars of the major development projects offered for sale and pending sale or pre-sale are shown on pages 12 to 13 of the Chairman's Statement.

Status of Major Property Developments

The Beverly Hills, 23 Sam Mun Tsai Road, Tai Po (90.10% owned)

Site area	:	982,376 square feet
Gross floor area	:	1,165,240 square feet
Residential units	:	535
Expected completion	:	October 2008 (Phase 3)

Majestically situated on the most exclusive stretch of the Tolo Harbour coastline, The Beverly Hills combines the best of world-renowned French classical revival architecture and refined artistic design. The first two phases of The Beverly Hills were previously completed and Phase 3 will offer a further 163 luxury villas with floor areas ranging from 3,500 to 11,000 square feet. Benefiting from a five-level grand clubhouse and over 1.8 million square feet of greenery and recreation areas, The Beverly Hills offers a number of superb facilities, including the longest jogging path, as well as the only mini race car track in a Hong Kong residence.



The Beverly Hills, Tai Po, Hong Kong

Cité 33, 33 Lai Chi Kok Road, Mong Kok (100% owned)

Site area	:	9,600 square feet
Gross floor area	:	84,090 square feet
Residential units	:	107
Expected completion	:	October 2008

The property is at the transport nexus of Mong Kok, with an MTR station just steps away. This site will be developed into a 31-storey residential tower with a commercial podium, complemented by a residents' clubhouse. Deluxe duplex units will be situated on the top floor of the tower, leading to a private roof.



The Sparkle, Cheung Sha Wan, Hong Kong

The Sparkle, 500 Tung Chau Street, Cheung Sha Wan (100% owned)

Site area	:	35,629 square feet
Gross floor area	:	320,659 square feet
Residential units	:	400
Expected completion	:	Third quarter of 2008

The Sparkle, a 38-storey twin tower above a 6-storey shopping and car-parking podium, offers stunning, south-facing harbour views. Only minutes from MTR Cheung Sha Wan and Nam Cheong stations, The Sparkle enjoys fast and easy access to every part of Hong Kong. The exclusive deluxe clubhouse, "Club Vacation", is an example of the Group's carefully thought out design planning for residents, serving the needs of both introverts and extroverts. Facilities range from an outdoor swimming pool, indoor children's play area, a gymnasium, an aerobic room and function rooms. The property also included a sky garden, making it an unusual property option in the district.

Property Development

11, 12, 12A, 12B Headland Road, Island South (44.42% owned)

Site area	:	43,492 square feet
Gross floor area	:	32,619 square feet
Residential units	:	4
Expected completion	:	December 2008

This site will be developed into four three-storey luxurious mansions with a total gross floor area of approximately 32,600 square feet. The living space of each mansion will extend from the ground floor to the second floor and will be complemented by a private roof, garden, swimming pool and basement car parking spaces. Superstructure works are now in progress.

52 Hung To Road, Kwun Tong (100% owned)

Site area	:	11,375 square feet
Gross floor area	:	125,109 square feet
Expected completion	:	End of 2008

This development will comprise approximately 125,000 square feet of quality industrial space. Superstructure works have been completed and internal finishing works are in progress.



Sha Tin Town Lot 539, Sha Tin, Hong Kong (artist's impression)

712 Prince Edward Road East, San Po Kong (100% owned)

Site area	:	18,051 square feet
Gross floor area	:	216,590 square feet
Expected completion	:	End of 2008

Located next to the former Kai Tak Airport, this development commands panoramic views of Victoria Harbour and will provide approximately 216,500 square feet of quality office space with state-of-the art facilities and a beautifully landscaped sky garden. This project is due for completion by the end of 2008.

Sha Tin Town Lot 539, Sha Tin (100% owned)

Site area	:	95,175 square feet
Gross floor area	:	358,048 square feet
Residential units	:	157
Expected completion	:	Mid-2009

Located beside the lavish Lion Rock Country Park within easy reach of other parts of Hong Kong, this signature residential project offers homebuyers both tranquility and convenient access to modern life. Comprising two blocks of 33-storey apartment buildings and four luxury houses, residences feature a magnificent blend of fascinating art and innovative design that is themed to harmony with nature.

Property Development

Fanling Sheung Shui Town Lot 76, Fanling (100% owned)

Site area	:	42,884 square feet
Gross floor area	:	34,308 square feet
Residential units	:	51
Expected completion	:	Third quarter of 2009

Upon completion in the third quarter of 2009, this site will be developed into 51 apartments, complemented by a residence clubhouse and car parking spaces.

39 Conduit Road, Mid-Levels (60% owned)

Site area	:	56,748 square feet
Gross floor area	:	229,255 square feet
Residential units	:	66
Expected completion	:	First quarter of 2009

Situated in Mid-Levels, this 46-storey residential development is destined to stand out among all other properties in the district. Construction of the superstructure is in progress and upon completion in the first quarter of 2009, it will provide residents with unrivalled sea views of Victoria Harbour and the picturesque scenery of the Peak.



39 Conduit Road, Mid-Levels, Hong Kong (artist's impression)



Fanling Sheung Shui Town Lot 231, Sheung Shui (artist's impression)

Fanling Sheung Shui Town Lot 231, Sheung Shui (100% owned)

Site area	:	45,779 square feet
Gross floor area	:	228,888 square feet
Residential units	:	362
Expected completion	:	Late 2009

Situated adjacent to the Group's Royal Green project, which was sold out soon after it was launched for sale due to its unparalleled location and well-designed layout, this site will be developed into a 38-storey residential tower, providing 362 housing units. Surrounded by lush greenery in a tranquil environment, superstructure works for this project commenced in mid-August 2007.

590-600 Canton Road, Jordan (100% owned)

Site area	:	3,641 square feet
Gross floor area	:	32,774 square feet
Residential units	:	62
Expected completion	:	December 2009

This prime site is located in the world-famous shopping boulevard, with many local cultural attractions such as the jade bazaar and cinematheque nearby. It benefits from excellent transport links, with the terminus of the planned national Hong Kong to Guangzhou high-speed intercity rail network within walking distance. Above three levels of commercial podiums and a residents clubhouse will be built a 22-storey apartment tower offering 62 units with an aggregate residential gross floor area of 27,312 square feet.

Major Development Projects

Major Projects Under Development

- 1 The Beverly Hills – Phase 3, 23 Sam Mun Tsai Road, Tai Po
- 2 Fanling Sheung Shui Town Lot 231, Sheung Shui
- 3 Cité 33, 33 Lai Chi Kok Road, Mong Kok
- 4 Fanling Sheung Shui Town Lot 76, Fanling
- 5 39 Conduit Road, Mid-Levels
- 6 Sha Tin Town Lot 539, Sha Tin
- 7 11, 12, 12A, 12B Headland Road, Island South
- 8 590-600 Canton Road, Jordan
- 9 52 Hung To Road, Kwun Tong
- 10 712 Prince Edward Road East, San Po Kong
- 11 The Sparkle, 500 Tung Chau Street, Cheung Sha Wan

Major Completed Development Projects Offered for Sale

- 12 Casa Marina I, 28 Lo Fai Road, Tai Po
- 13 Casa Marina II, 1 Lo Ping Road, Tai Po
- 14 Royal Terrace, 933 King's Road
- 15 Grand Promenade, 38 Tai Hong Street, Sai Wan Ho
- 16 CentreStage, 108 Hollywood Road
- 17 Grand Waterfront, 38 San Ma Tau Street, To Kwa Wan
- 18 The Sherwood, 8 Fuk Hang Tsuen Road, Tuen Mun
- 19 The Beverly Hills – Phases 1 and 2, 23 Sam Mun Tsai Road, Tai Po

Existing Line

- MTR
- Tung Chung Cable Car
- Light Rail
- Route 3
- Cross Harbour Tunnels

Under Construction

- Kowloon Southern Link

Under Planning

- Sha Tin to Central Link
- Guangzhou-Shenzhen-Hong Kong Express Rail Link

- Residential
- Commercial/Residential
- Office
- Industrial


Tuen Mun
18
Tung Chung
Lantau Island

Major Development Projects


Lo Wu
Sheung Shui
Lok Ma Chau
Fanling
Yuen Long
Tai Po
New Territories
Sai Kung
Ma On Shan
Sha Tin
Tsuen Wan
Kowloon
Kowloon Tong
Tsing Yi
Tseung Kwan O
West Kowloon
Quarry Bay
Hong Kong Island
Chai Wan
N


China
Hong Kong
Kwun Tong 223

Kwun Tong 223

A MODERN BUSINESS HUB OFFERING LIFESTYLE CONVENIENCE

The Group recognizes the emphasis placed on work-life balance by modern executives. The distinctive features of this new international-grade commercial complex are designed to accommodate business needs and inspire productivity while offering excellent facilities for leisure, entertainment and fine dining.



Property Investment

2008 Highlights

1. Including contributions from associates and jointly controlled entities, gross rental income increased by 10% to HK$3,602 million
2. 9.0 million square feet of completed investment properties with another 1.0 million square feet of hotels
3. Quality portfolio with core properties attaining 94% occupancy at the year end


Investment Properties
(gross floor area in million square feet)
Hong Kong Island & Kowloon
New Territories
5.00
4.00
3.00
2.00
1.00
0
0.78
0.89
3.00
0.32
0.01
3.51
0.19
0.32
Residential/Hotel serviced suites
Office
Shopping malls
Industrial/Office & Industrial

In Hong Kong, at the year end date of 30 June 2008 the Group held a total attributable gross floor area of 9.0 million square feet in completed investment properties, comprising 4.4 million square feet of commercial space, 3.2 million square feet of office space, 0.8 million square feet of industrial/office space and 0.6 million square feet of residential and apartment space. 25% of this investment portfolio is located in Hong Kong Island, with the remaining 30% and 45% located in Kowloon and New Territories respectively.

The composition of the Group's diverse property investment portfolio at the year end is shown in the accompanying chart.

Benefiting from higher rents for new lettings and lease renewals, the Group's gross rental income for the year, including that derived from the investment properties owned by the Group's associates and jointly controlled entities, rose by 10% to HK$3,602 million, while the total net rental income contribution was also up by 11% to HK$2,550 million. At the year end, the leasing rate for the core rental properties held by the Group's subsidiaries (which excluded Kwun Tong 223 as it was only just completed) remained high at 94%.

Commercial

The Group holds 4.4 million square feet of prime shopping space spread over various strategic locations in Hong Kong. Driven by growing private consumption expenditure and a rising number of visitor arrivals, demand for commercial space in Hong Kong remained strong during the year.

ifc mall, which is host to some of the world's most respected luxury brands making their debut in Hong Kong, has established a unique position locally and



ifc mall, Central, Hong Kong

Property Investment

2008 Highlights

1. Including contributions from associates and jointly controlled entities, gross rental income increased by 10% to HK$3,602 million
2. 9.0 million square feet of completed investment properties with another 1.0 million square feet of hotels
3. Quality portfolio with core properties attaining 94% occupancy at the year end


Investment Properties
(gross floor area in million square feet)
Hong Kong Island & Kowloon
New Territories
5.00
4.00
3.00
2.00
1.00
0
0.78
0.89
3.00
0.32
0.01
3.51
0.19
0.32
Residential/Hotel serviced suites
Office
Shopping malls
Industrial/Office & Industrial

In Hong Kong, at the year end date of 30 June 2008 the Group held a total attributable gross floor area of 9.0 million square feet in completed investment properties, comprising 4.4 million square feet of commercial space, 3.2 million square feet of office space, 0.8 million square feet of industrial/office space and 0.6 million square feet of residential and apartment space. 25% of this investment portfolio is located in Hong Kong Island, with the remaining 30% and 45% located in Kowloon and New Territories respectively.

The composition of the Group's diverse property investment portfolio at the year end is shown in the accompanying chart.

Benefiting from higher rents for new lettings and lease renewals, the Group's gross rental income for the year, including that derived from the investment properties owned by the Group's associates and jointly controlled entities, rose by 10% to HK$3,602 million, while the total net rental income contribution was also up by 11% to HK$2,550 million. At the year end, the leasing rate for the core rental properties held by the Group's subsidiaries (which excluded Kwun Tong 223 as it was only just completed) remained high at 94%.

Commercial

The Group holds 4.4 million square feet of prime shopping space spread over various strategic locations in Hong Kong. Driven by growing private consumption expenditure and a rising number of visitor arrivals, demand for commercial space in Hong Kong remained strong during the year.

ifc mall, which is host to some of the world's most respected luxury brands making their debut in Hong Kong, has established a unique position locally and



ifc mall, Central, Hong Kong

it was almost fully let during the year. The Group's other large-scale shopping malls, which are mostly located directly above or near to the MTR stations in new towns with populous captive customer bases from nearby housing estates, also performed well. By the year end, Metro City Phases II and III in Tseung Kwan O, Sunshine City Plaza in Ma On Shan, City Landmark I and City Landmark II in Tsuen Wan, Citimall in Yuen Long, Flora Plaza in Fanling, Shatin Plaza and Shatin Centre each recorded leasing rates of 97% or above.

During the year, the Group continued to actively optimise the tenant mix, engage in marketing and promotional activities and upgrade the facilities of its shopping centres. All these initiatives were directed at meeting the ever-changing needs of the Group's clientele by providing an unrivalled shopping experience.

The conversion of the cinema in the North Wing of Trend Plaza to retail use was completed during the year, with this additional 20,000-square-feet retail space almost fully let at a much better-than-expected rate by the year end. Metro City Phase II also underwent a face-lift during the year. On completion in 2009, its attractiveness as a regional shopping and entertainment hub will be further enhanced because its cinema, with a letting area increased from 30,000 to 50,000 square feet, will add three more high-quality theatres to become an eight-screen cinema. In the coming year, major upgrade projects will commence at Sunshine City Plaza and at the South Wing of Trend Plaza. Renovation works for City Landmark I and Citimall are also in the pipeline.

Offices

The Group owns approximately 3.2 million square feet of rental office space, mainly located in the urban business districts.

The office leasing market stayed active, with rental increases in some business districts helped by strong demand particularly from multinational corporations which were keen to expand or set up regional head offices in Hong Kong in view of the booming economy of mainland China. The International Finance Centre, the most prestigious office complex in Hong Kong, was almost fully let with a very satisfactory rental performance due to limited supply in Central. AIA Tower in North Point and Golden Centre in Sheung Wan also recorded high leasing rates at 95% and 96% respectively, with over 100% rental growth on renewal of some leases. Kwun Tong 223, a Grade-A office tower of the Group offering over 1.0 million square feet of quality space, was newly completed and tenants, including a big 4 accounting firm which has leased an area of up to about 100,000 square feet, have started moving in. An international shipping company has leased an area of over 60,000 square feet, whilst leasing confirmations with some other multinational corporations have also been secured. In order to meet the growing demand for quality office space, Kowloon Building on Nathan Road has been undergoing a major renovation and facility upgrade which is scheduled for completion in 2010.



Kwun Tong 223, Kwun Tong, Hong Kong

Residential/Hotel Serviced Suites

The Group holds about 600,000 square feet of residential properties and hotel serviced suites for lease, making its investment property portfolio more balanced and diversified.

The residential leasing market remained robust with expatriates from the banking and financial sectors continuing to be the major source of tenant demand for luxury properties on Hong Kong Island. Setting a new benchmark for personalised lifestyle services, the serviced suite hotel at Four Seasons Place, located within the International Financial Centre complex continued to achieve high occupancy and room rates. Eva Court in Mid-Levels was fully let by the year end, with a 30% rise in rental prices for renewals and new lettings.

Other Properties

The Group owns a number of rentable car parking spaces, generating steady rental income. The Group also owns approximately 800,000 square feet of industrial premises. Some of the industrial buildings, such as Big Star Centre at 8 Wang Kwong Road, Kowloon Bay, are being evaluated for conversion into other uses such as offices or hotels.

Property Investment

Major Completed Investment Properties

Name	Location	Lease expiry	Group's interest (%)	Attributable gross floor area (square feet) Residential/ Hotel Serviced Suite	Commercial	Office	Industrial/ Office	Total	Attributable no. of carpark
Hong Kong Island									
Eva Court	36 MacDonnell Road, Mid-Levels	2895	100.00	108,214	-	-	-	108,214	49
Golden Centre	170-188 Des Voeux Road, Central	2050	100.00	-	21,842	134,450	-	156,292	-
ING Tower	308-320 Des Voeux Road Central/ 98-116 Wing Lok Street	2865	100.00	-	31,987	182,373	-	214,360	-
AIA Tower	183 Electric Road, North Point	2047	94.56	-	21,123	463,412	-	484,535	242
One International Finance Centre	1 Harbour View Street, Central	2047	40.38	-	52,953	316,773	-	369,726	71
Two International Finance Centre (excluding levels 33 to 52, 55, 56 and 77 to 88)	8 Finance Street, Central	2047	40.38	-	205,490	447,535	-	653,025	189
Four Seasons Place	8 Finance Street, Central	2047	40.38	214,035	-	-	-	214,035	7
Nine Queen's Road Central (4/F, 20/F and 32/F)	9 Queen's Road Central	*(Note 1)*	100.00	-	-	41,232	-	41,232	-
CentreStage	108 Hollywood Road	2072	100.00	-	16,084	-	-	16,084	64
Kowloon									
Hollywood Plaza	610 Nathan Road, Mong Kok	2047	33.33	-	33,511	64,422	-	97,933	-
Kowloon Building	555 Nathan Road, Mong Kok	2060	100.00	-	28,656	84,626	-	113,282	-
Winning Centre	29 Tai Yau Street, San Po Kong	2047	100.00	-	-	-	150,212	150,212	-
Well Tech Centre (excluding levels 16 and 17)	9 Pat Tat Street, San Po Kong	2047	100.00	-	-	-	158,993	158,993	40
Big Star Centre	8 Wang Kwong Road, Kowloon Bay	2047	100.00	-	-	-	175,447	175,447	20
579 Nathan Road	579 Nathan Road, Mong Kok	2037	100.00	-	7,805	18,810	-	26,615	-
Paradise Square	3 Kwong Wa Street, Mong Kok	2054	100.00	-	25,979	-	-	25,979	72
Dragon Centre	79 Wing Hong Street, Cheung Sha Wan	2023	100.00	-	-	-	172,117	172,117	76
Kwun Tong 223	223-231 Wai Yip Street, Kwun Tong	2050	88.50	-	47,860	919,004	-	966,864	394
78 Hung To Road	78 Hung To Road, Kwun Tong	2047	100.00	-	-	-	119,995	119,995	17

Property Investment

Name	Location	Lease expiry	Group's interest (%)	Attributable gross floor area (square feet) Residential/ Hotel Serviced Suite	Commercial	Office	Industrial/ Office	Total	Attributable no. of carpark
New Territories									
Fanling Centre	33 San Wan Road, Fanling	2047	100.00	-	151,513	-	-	151,513	302
Flora Plaza	88 Pak Wo Road, Fanling	2047	60.00	-	94,657	-	-	94,657	130
The Trend Plaza	Tuen Mun Heung Sze Wui Road, Tuen Mun	2047	100.00	-	195,280	-	-	195,280	78
Marina Cove	Lot No. 526 in D.D. No. 210, Sai Kung	2047	40.00	-	9,566 *(Note 2)*	-	-	9,566	151
City Landmark I	68 Chung On Street, Tsuen Wan	2047	74.96	-	138,555	156,981	-	295,536	100
City Landmark II	145-165 Castle Peak Road, Tsuen Wan	2047	100.00	-	155,022	-	-	155,022	127
Skyline Plaza	88 Tai Ho Road, Tsuen Wan	2047	100.00	-	154,259	-	-	154,259	104
Shatin Centre	2-16 Wang Pok Street, Sha Tin	2047	100.00	-	100,029	-	-	100,029	545
Shatin Plaza	21-27 Shatin Centre Street, Sha Tin	2047	77.55	-	114,730	-	-	114,730	103
Blocks A & B, Sunshine City	18 On Shing Street, Ma On Shan	2047	100.00	-	9,305	-	-	9,305	-
Blocks C & D Sunshine City	22 On Shing Street, Ma On Shan	2047	50.00	-	5,118	-	-	5,118	-
Blocks N, P, Q & R, Sunshine City	8 On Shing Street, Ma On Shan	2047	100.00	-	58,881	-	-	58,881	196
Sunshine City Plaza	18 On Luk Street, Ma On Shan	2047	100.00	-	532,637	-	-	532,637	831
Sunshine Bazaar	628 Sai Sha Road, Ma On Shan	2047	100.00	-	79,642	-	-	79,642	234
Citimall	1 Kau Yuk Road, Yuen Long	2047	100.00	-	140,341	-	-	140,341	51
La Cité Noble Shopping Arcade	1 Ngan O Road, Tseung Kwan O	2047	100.00	-	35,186	-	-	35,186	-
Dawning Views Plaza	23 Yat Ming Road, Fanling	2047	100.00	-	87,766	-	-	87,766	-
Metro City Phase 2 Shopping Arcade	8 Yan King Road, Tseung Kwan O	2047	100.00	-	956,849	-	-	956,849	669
The Metropolis, Metro City Phase 3 Shopping Arcade	8 Mau Yip Road, Tseung Kwan O	2047	100.00	-	266,954	-	-	266,954	232
Citygate	20 Tat Tung Road, Tung Chung, Lantau Island	2047	20.00	-	92,536	32,280	-	124,816	233
The Beverly Hills, Phases 1 & 2	23 Sam Mun Tsai Road, Tai Po	2047	90.10	102,788	-	-	-	102,788	51
The Sherwood	8 Fuk Hang Tsuen Road, Tuen Mun	2052	100.00	-	30,139	-	-	30,139	308
			Total:	425,037	3,902,255	2,861,898	776,764	7,965,954	5,686

Note 1: Of the four land lots for this building, three lots expire in 2854 and the remaining lot expires in 2856

Note 2: In addition there are 121 pontoons and 30 hardstand spaces attributable to the Group

Major Completed Investment Properties

Major Completed Investment Properties

1. Eva Court
2. Golden Centre
3. ING Tower
4. AIA Tower
5. One International Finance Centre
6. Two International Finance Centre
7. Four Seasons Place
8. Nine Queen's Road Central
9. CentreStage
10. Hollywood Plaza
11. Kowloon Building
12. Winning Centre
13. Well Tech Centre
14. Big Star Centre
15. 579 Nathan Road
16. Paradise Square
17. Dragon Centre
18. Kwun Tong 223
19. 78 Hung To Road
20. Fanling Centre
21. Flora Plaza
22. The Trend Plaza
23. Marina Cove
24. City Landmark I
25. City Landmark II
26. Skyline Plaza
27. Shatin Centre
28. Shatin Plaza
29. Blocks A & B, Sunshine City
30. Blocks C & D, Sunshine City
31. Blocks N, P, Q, & R, Sunshine City
32. Sunshine City Plaza
33. Sunshine Bazaar
34. Citimall
35. La Cité Noble Shopping Arcade
36. Dawning Views Plaza
37. Metro City Phase 2 Shopping Arcade
38. The Metropolis
39. Citygate
40. The Beverly Hills – Phases 1 & 2
41. The Sherwood

Existing Line

- MTR
- Tung Chung Cable Car
- Light Rail
- Route 3
- Cross Harbour Tunnels

Under Construction

- Kowloon Southern Link

Under Planning

- Sha Tin to Central Link
- Guangzhou-Shenzhen-Hong Kong Express Rail Link


Residential/Hotel Serviced Suites


Commercial


Office


Industrial & Offices


Commercial & Office


22
Tuen Mun
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39
Tung Chung
Lantau Island

Major Completed Investment Properties


Lo Wu
Lok Ma Chau
Sheung Shui
Fanling
Yuen Long
Tai Po
New Territories
Sai Kung
Ma On Shan
Sha Tin
Tsuen Wan
Kowloon
Kowloon Tong
Tsing Yi
Tseung Kwan O
Quarry Bay
Central
Hong Kong Island
Chai Wan
N
20
36
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40
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31
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33
32
29
28
27
23
24
25
26
17
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10
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Property Related Businesses



Newton Place Hotel, Kwun Tong, Hong Kong

Hotels

The booming economy and growing business opportunities in the region boosted the number of travellers coming to Hong Kong, which brought significant benefits to the hospitality industry in town.

The Group has four Newton hotels operating in Hong Kong, with a total of 1,445 guest rooms. Newton Place Hotel in Kwun Tong has reported steady business growth since it commenced operations in July 2007, whereas the Group's other three Newton Hotels, namely Newton Hotel Hong Kong, Newton Hotel Kowloon and Newton Inn, maintained a stable occupancy of around 80% with impressive increases in room rates during the year.

The Four Seasons Hotel, which opened for business in September 2005, reported further growth in occupancy and average room rates. It is home to a number of acclaimed restaurants and unique features such as a deluxe spa. Its 399 luxury rooms also feature breathtaking views of the city and the world famous Victoria Harbour. During the year, its amenities received high praise for their outstanding performance, with the hotel being named the Best Hotel in Asia by many travel magazines. "Newsweek Japan" even named it the Best Business Hotel in the World.

Construction

The Group is committed to delivering quality throughout the construction process with vertical integration spanning planning, design, material sourcing, construction and property management, all in-house.

The Group's reputation as a quality property developer was reinforced when Four Seasons Hotel and Four Seasons Place won the "Quality Building Award 2008". The Union Hospital Extension, a project under the Group's project management, was also honoured with a Certificate of Merit in the same Awards. The Awards are presented biannually by a panel of judges drawn from nine professional industry organizations, giving the honours unrivalled credibility and prestige.

The Group's talented workforce is the driving force behind such remarkable successes. In order to ensure their safety on the construction sites and achieve the goal of raising quality ever higher, training and seminars are regularly provided, whilst advanced devices and technology (such as a self-developed construction information system to monitor operational efficiency and cost effectiveness) are also being constantly introduced. During the year, numerous accolades were received in recognition of the unwavering commitment of the Group's construction division to site safety. These included "Proactive Safety Contractor Award 2007" and "Safety Achievement Award 2007". The General Manager of Construction Department of the Company was appointed Chairman of the Construction Industry Council Training Academy, sharing the Group's experience in construction training and setting the standard for craft accreditation in the industry.


Quality
PRESENTATION CEREMONY

Quality Building Award 2008 presentation ceremony


30th Anniversary Celebration of Hong Kong Q-Mark 2008
香港Q嘜30週年慶典

Hong Kong Q-Mark Service Scheme certification presentation ceremony

Property Management

A comprehensive after-sales property management service is as important as building quality. The Group's member property management companies, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, currently manage 184 property developments throughout Hong Kong, comprising a total of over 70,000 residential, commercial and industrial units and shops, and more than 17,000 car parking spaces.

These two property management companies received 219 performance-related accolades this year including the Q-Mark Service Scheme certification and a Customer Relationship Excellence award for the Group's Customer Satisfaction Quality System. Being each individually named as a "Caring Company" consecutively for six years, the two companies again demonstrated their serious commitment to community services and their staff once again won the "the Highest Voluntary Service Hours Award". All these honours have resulted in a brand name that local families associate with quality and hence, the two companies received "Certificate Award for the Best Brand Enterprise" from the Hong Kong Productivity Council. Well Born also became the first property management company to be awarded "Hong Kong Top Service Brand" by the Hong Kong Brand Development Council.

The Group's strong brand name and reputable property management services were also recognized in mainland China. Hengbao Garden, a residential development in Guangzhou under the Group's management, was recently named as the "Housing Community Showcase in Guangdong Province 2007", in addition to its honour as the "Housing Community Showcase in Guangzhou 2005". Following the success of Hengbao Garden, the Group will further extend its experience in providing quality property management services to other customers in mainland China.


年香港義工嘉許典禮
heart

Hong Kong Volunteer Award presentation ceremony

Marketing

During the year, the Group again actively demonstrated its commitment to putting people first by offering quality living environments in response to the ever-changing requirements of the market. Special attention was paid to fostering healthy living environments in all of the Group's new residential developments by incorporating green facilities and special design elements, together with comprehensive clubhouse services. Using innovative building designs that are fitted out to a high standard, the Group's commercial properties have taken a lead in facilitating the transition of their locations from traditional industrial areas to premium commercial neighbourhoods. During the year, the Group actively identified a suitable positioning and image for each of its many new properties and implemented these through creative marketing strategies that addressed the needs of target buyers. In accordance with its long-term commitment to serve the community, the Group further enhanced its corporate social responsibility activities and was actively involved in various charitable services.


情熱の炎を
KATYA JAPAN


寄り添う愛
© KATYA JAPAN

The Sparkle (500 Tung Chau Street, Kowloon)

The Group highlighted the unique features of The Sparkle and distinguished it from nearby properties by crafting a positioning that blends metropolitan and resort lifestyles. The marketing campaign for the development used the banner "Welcome Home" to succinctly convey its stylish leisure facilities, which are comparable to those of a luxury resort. The numerous selling points of The Sparkle were communicated through a series of public relations and promotional activities. A debut event "Sea View • Southward • Luxury Resort" showcased The Sparkle's healthy leisure resort lifestyle, highlighting the property's overall master planning, south facing units, twin clubhouses and green environment. The Group capitalized on the substantial media attention from this event by subsequently introducing The Sparkle's i-Home Automation System, an avant-garde lifestyle feature. Additional awareness was achieved at a topping out ceremony at the property, which enabled the media to experience at first hand the privileged orientation of The Sparkle and its magnificent views. Building on the publicity from the first private sale of units at the property, the Group unveiled its two deluxe "Sparkle Skyhouse" duplex units. It also showcased the Sky Garden, designed by the esteemed Japanese theme garden architect, Kazuyuki Nakata.


波紋の広がり
© KATYA JAPAN

The interesting streamlined seating designs at The Sparkle Sky Garden add to the features of the unusual lush greenery that residents can enjoy in the heart of the city.

The extensive publicity from these promotional activities placed The Sparkle at the centre of market attention and impressive sales results were achieved. The average price per square foot was well above that achieved in the neighbourhood's second hand property market at the time. The mass purchase by one investment fund was further proof of investor confidence in the development. The "Welcome Home" themed TV commercial for The Sparkle equalled the



The Group provided a luxury yacht, The Beverly, for the exclusive use of The Beverly Hills residents.



The Beverly Hills was the media debut venue sponsor for the Miss Hong Kong Pageant 2008.

success of Grand Promenade and won two categories in TVB's Most Popular TV Commercial Awards 2008, namely "The Most Popular Real Estate TV Commercial" and "Real Estate – Merit Award".

The Beverly Hills (23 Sam Mun Tsai Road, Tai Po)

Building on the previous year's successful positioning for The Beverly Hills using the theme of "A Life of Majestic Splendour", the Group actively sought further cooperation with prominent local celebrities and organizations from various professions. A wide range of exclusive promotional and media activities again highlighted the exceptional environment and after-sales services of The Beverly Hills. A series of new print and outdoor advertisements were also developed to highlight the majestic lifestyle image. A press conference for the house handover services publicized the tailored "one team for one owner" one-stop professional after sales service team, whose uniform was created by world-renowned fashion designer, Ranee K.

To further enhance its image, The Beverly Hills hosted a series of media activities that centred around noble pastimes. The Group cooperated with Emperor Watch and Jewellery to organize a spectacular showcase of HK$100 million worth of exquisite jewellery pieces. At the event, guests experienced the magnificence and grandeur of The Beverly Hills with the jewellery being displayed by a host of glamourous models. The launching ceremony of The Beverly, a HK$20 million Ferretti 550 luxury yacht from Italy, was also held to promote its exclusive use for residents. The Group also acted as title sponsor for the Royal Hong Kong Yacht Club's Sunset Series and introduced sailing experience sessions for The Beverly Hills residents. In the build up to the Beijing 2008 Olympics, the Group in its role as an Equestrian Events Property Developer Supporter, arranged for the Camelot Riding Resort & Country Club to provide equestrian training courses for The Beverly Hills residents. The Royal Fencing Club also arranged for Hong Kong Olympic fencing team member, Nicola Lu Min, to be its consultant. The Group also collaborated with Pacific Coffee Company to develop an exclusive coffee blend named The Beverly, adding an elegant touch to life at the property.

During the year, the Group adopted comprehensive cooperation with the Hong Kong media to sustain exposure for The Beverly Hills. This cooperation included acting as title sponsor for the TVB news documentary "News Magazine", Dow Jones Index and Hang Seng China Enterprises Index announcements, ATV real estate chronicle program "A Century of Real Estate" and financial news documentary "Money Talks". The Beverly Hills was also the venue sponsor for the Miss Hong Kong Pageant 2008, the most

Marketing

popular beauty contest in Hong Kong. The targeted positioning of The Beverly Hills won it the "Property Project Brand Excellence Award" in the Prime Awards for Brand Excellence 2007.

The Group demonstrates its commitment to corporate social responsibility by taking the initiative in providing community services on a number of levels. The Group hosted "The Forest" Original Cartoon Character Dolls Charity Sale, as a means for providing support to the underprivileged. Kazuyuki Nakata, the designer of "The Forest," The Beverly Hills children's theme park, showed his support by making a special trip to the event from Japan. All proceeds were donated to UNICEF for use in the Sichuan Earthquake emergency relief effort.

Grand Waterfront (38 San Ma Tau Street, To Kwa Wan)

To continue the satisfactory sales performance of the previous year, the Group endeavoured to introduce media and prospective customers to Grand Waterfront's plethora of facilities and services directly on-site. Media tours were arranged to the show flats and to Club@Harbour, the 120,000 sq ft HK$400 million luxury clubhouse. The objective was to foster the image of Grand Waterfront as the epitome of world-class waterfront luxury living.



Models demonstrating the spa experience that residents of Grand Waterfront can enjoy at its luxury clubhouse, Club@Harbour.

The Group also arranged a spa experience press conference at Club@Harbour to highlight how the spa facilities fully cater to all family members. The famous Water Oasis Group was commissioned to provide professional spa and beauty services. Another event was staged to detail the excellent facilities at Club@Harbour that are pertinent to bachelors. The Group also publicized the peak hour free ferry service to Central from Grand Waterfront, which is highly convenient for residents. To meet the needs of residents of various ages, the Group invited the acclaimed theme park design company Katya Japan Ltd to design a creative Kids Wonderland based on a Western cowboy concept. The pioneering "Laser Venture" shooting game was also incorporated into this realm of fun.

Midas Plaza (1 Tai Yau Street, San Po Kong)

Capitalizing on the dynamic commercial property market, the Group resumed sales of its industrial-commercial properties. The first of these was Midas Plaza, the only brand-new industrial-commercial development in the San Po Kong district in the last decade. Drawing on the success of its residential property marketing activities, the Group introduced Midas Plaza to the market using a careful strategy that positioned it as a user-friendly working environment offering quality facilities. The combination of media and promotional activities employed successfully captured the market's attention. All of the units were sold within a short period, which is an impressive achievement in the current year.

Marketing



Club Fiesta at The Sherwood features an original designed children's Play Area.

The Sherwood (8 Fuk Hang Tsuen Road, Tuen Mun)

The previous year's well-received TV commercial and promotional activities successfully established The Sherwood's credentials as a glamorous residence set in lush green surroundings. During this year, the Group mostly conducted on-site promotions to publicize Club Fiesta, the private membership clubhouse, which offers facilities including a Deluxe Banquet Hall, Glow Bowling Centre and original design Kids' Play Area. The Group also introduced the few private sky garden top floor units and first floor units with private flat roofs. These units accentuated the gracious green living environment at The Sherwood. The preferential landscape gardening package promoted during the Easter holidays and wide choices of payment methods with preferential terms appealed to potential buyers and almost all the units were sold during the year.

Henderson Club

In line with its commitment to excellence and keeping in step with the changing customer needs, the Group continuously endeavours to enhance its products and services. Henderson Club was established in 2004 with the aim of providing customers with a wide range of information and offers, while also understanding customers' needs and expectations of the Group's various operations so that it can continue to provide excellent service delivery and product quality.

Henderson Club has become a useful customer relationship management mechanism for the Group, rewarding loyal customers by delivering valuable lifestyle benefits and privileges to them. During the year, the Club jointly organized activities with various local institutions such as HK Traveler.com Limited, HongKong-Asia Exhibition (Holdings) Ltd and Whiz-kids Express Weekly, providing free entry tickets for large-scale exhibitions and shopping discounts. The Club also offered many complimentary membership activities during the year. These included free health talks organized by Union Hospital, and exclusive previews of the show suites for new Group properties. Such offers and activities were all warmly received by Club members.

The Henderson Club credit card provides extensive membership privileges. Cardholders enjoy exclusive discounts at designated retail outlets and restaurants in the Group's shopping malls. The Bank of East Asia (BEA) offers free welcome gifts to new cardholders. Cardholders also benefit from a Bonus Points Reward Scheme which enables them to redeem free gifts and BEA coupons, as well as to settle the payment of residential management fees, parking space rental and management fees at Group properties.

To better understand its members and for the purpose of ensuring the ongoing provision of excellent quality services, the Club will conduct a survey during the second half of the year and will also update its website to cater for members' different preferences and needs.



SHARED STRENGTHS, MUTUAL SYNERGIES

Hong Kong and China Gas shares significant synergies with the Group, particularly in respect of its increasing expansion into mainland China. As it further expands its mainland network and operations, these are expected to deliver increasing returns in the years to come.

Subsidiary and Associated Companies

Acquisition of Henderson Investment Limited's Entire Interests in The Hong Kong and China Gas Company Limited

During the year, the Company acquired Henderson Investment Group's entire interests in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited, representing approximately 39.06% of its total issued share capital, so as to streamline the Group's corporate structure. Following completion of the transaction, approximately 39.06% effective interest of Hong Kong and China Gas is held directly by the Company and Henderson Investment Limited ("Henderson Investment") remains as a listed company focusing on the infrastructure business in mainland China.

Henderson Investment Limited (67.94% owned by the Company)

For the year ended 30 June 2008, the profit of this group attributable to equity shareholders amounted to HK$35,390 million, representing an increase of HK$29,999 million over the previous year.

Excluding the profit for the year from discontinued operations of HK$35,265 million (following the disposal of its entire interest in 2,366,934,097 shares of Hong Kong and China Gas to the Company), the profit attributable to equity shareholders of this company for the year ended 30 June 2008 from continuing operations, which comprised mainly the infrastructure business in mainland China, amounted to HK$125 million, representing a decrease of HK$97 million or 44% from the previous year. This was mainly attributable to a reduction in bank interest income during the year following its cash distributions to shareholders of approximately HK$15,237 million (or HK$5 per share) in June 2007, approximately HK$3,139 million (or HK$1.03 per share) in December 2007 and approximately HK$3,687 million (or HK$1.21 per share) in January 2008, despite a higher profit contribution from its infrastructure business.

This group's infrastructure business comprises interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road, which are both held through China Investment Group Limited except for certain shareholdings in the toll bridge which the Henderson Investment Group holds directly. In September 2007, the Henderson Investment Group acquired the remaining 35.94% interest in China Investment Group Limited for a cash consideration of approximately HK$145 million, making it a wholly-owned subsidiary. The Henderson Investment Group's effective interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road have thus increased to 60% and 49% respectively.

During the year, toll revenue for Hangzhou Qianjiang Third Bridge rose by 57% to HK$216 million reflecting the increased traffic volumes following the completion of major repair and maintenance work in October 2006, whilst toll revenue for Maanshan City Ring Road also grew by 10% to HK$56 million.

As announced by Henderson Investment on 27 August 2008, it is currently negotiating with the joint venture partner of Hangzhou Henderson Qianjiang Third Bridge Company Limited (the "Third Bridge JV") to sell the Company's entire 60% equity interest in the Third Bridge JV to the joint venture partner, although no agreement has been entered into; and, subject to the entering into of an agreement for the disposal of the interest in the Third Bridge JV, it is considering the acquisition of new assets.

Subsidiary and Associated Companies

The Hong Kong and China Gas Company Limited

(39.06% owned by Henderson Land Development Company Limited)

Stock code: 0003 Website: www.towngas.com

Towngas China Company Limited

(45.63% owned by The Hong Kong and China Gas Company Limited)

Stock code: 1083 Website: www.towngaschina.com

Background and Lines of Business

(I) Hong Kong Core Businesses

Founded in 1862 and listed in Hong Kong since 1960, The Hong Kong and China Gas Company Limited was the first public utility in Hong Kong and today remains the sole supplier of piped gas in Hong Kong. Its core business, distribution of piped city-gas in Hong Kong, served approximately 1.65 million customers as at 30 June 2008 with a more than 65% penetration rate to Hong Kong households (based on the ratio of the number of its total residential customers to the total number of Hong Kong domestic households).

Hong Kong and China Gas currently owns and operates approximately 3,000 km underground pipeline infrastructure that is within easy connection-reach of approximately 85% of all households in Hong Kong. Meanwhile, it continues to expand its supply network with new pipeline projects (such as Eastern Transmission Pipeline project with a high-pressure pipeline from Ma On Shan via Sai Kung to eastern Kowloon, and a ring-feed network in the western New Territories) throughout Hong Kong.


Guangdong LNG Terminal
SHENZHEN
Sheung Shui
Fanling
NEW TERRITORIES
TAI PO PLANT
Yuen Long
Au Tau
Tuen Mun
Tai Lam Kok
Chuen Lung
Tsuen Wan
Ma On Shan
Sai Kung
Sha Tin
Tsing Yi
MTK PLANT
Kwun Tong
Tseung Kwan O
KOWLOON
Chek Lap Kok
Tai Ho
Tung Chung
Hong Kong International Theme Park
HONG KONG ISLAND
Wong Nai Chung
Chai Wan
LANTAU ISLAND
Stanley
Existing areas of supply
Planned new areas of supply
Planned high pressure or intermediate pressure town gas pipelines
Under construction high pressure or intermediate pressure gas pipelines
Completed high pressure town gas pipelines
Completed intermediate pressure town gas pipelines
Completed natural gas submarine pipeline from Guangdong LNG Terminal to Tai Po plant

Hong Kong and China Gas's Network in Hong Kong

Starting from 2006, Hong Kong and China Gas has been using naphtha and natural gas to produce town gas, with an increasing focus on natural gas. The signing of a 25-year agreement with Guangdong Dapeng LNG Company Limited in 2004 has ensured a reliable supply of natural gas to Hong Kong and China Gas on favourable terms relative to current world prices.

(II) Mainland China Businesses

Hong Kong and China Gas started its mainland China business in Guangdong province in 1994, when it served no more than 5,000 customers. A significant milestone was reached in December 2006 when it entered into an agreement with Panva Gas Holdings Limited ("Panva Gas", which was renamed as Towngas China Company Limited, "Towngas China"), a well-established mainland China piped city-gas operator. Pursuant to the said agreement Panva Gas acquired the equity interests held by Hong Kong and China Gas in ten piped city-gas projects in Shandong and Anhui provinces. Panva Gas then issued approximately 773 million new shares, representing approximately 45% (approximately 44% at the time of completion in March 2007) of its then enlarged share capital, to Hong Kong and China Gas. On a combined basis, Hong Kong and China Gas and Towngas China maintained interests in 67 piped city-gas projects in 14 provinces and municipalities and served, through well-recognised and

Subsidiary and Associated Companies

reputable brand name "Towngas" in Chinese, approximately eight million commercial, industrial and residential customers as at 30 June 2008.

In order to complement downstream piped city-gas joint venture projects, Hong Kong and China Gas has made investments in mid-stream transportation projects that connect the upstream suppliers and the downstream piped city-gas providers, whilst also participating in some upstream projects including the exploitation and sale of petroleum and natural gas. Meanwhile, Hong Kong and China Gas operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province.


Heilongjiang
Liaoning
Hebei
Yellow Sea
Shandong
Jiangsu
Anhui
Sichuan
Chongqing
Zhejiang
East China Sea
Guangdong
Towngas piped city-gas projects
City high pressure pipeline network
Towngas piped city-gas and water projects
Provincial natural gas (NG) pipeline network
Water projects
Upstream projects

Hong Kong and China Gas's business in mainland China

(III) Diversified Businesses

Through its wholly-owned subsidiary, ECO Environmental Investments Limited and its subsidiaries (collectively known as "ECO"), Hong Kong and China Gas has diversified into various alternative energy and environmentally-friendly businesses including dedicated liquefied petroleum gas (LPG) vehicle filling stations and the utilization of landfill gas. To date, ECO is operating a total of five dedicated LPG filling stations, which are strategically located in Chai Wan, Mei Foo, Tuen Mun, West Kowloon and Wan Chai. ECO's landfill gas project began operations in May 2007, following several years of construction and a total investment of HK$125.0 million. Treated landfill gas is transported to its Tai Po gas production plant via a dedicated 19 km pipeline, serving as a partial substitute for naphtha as a fuel for town gas production. The use of landfill gas greatly reduces the amount of methane and carbon dioxide (both significant causes of global warming) released into the atmosphere, whilst the reduced use of naphtha, which comes from the cracking of fossil fuel, will also enable greater conservation of resources.

In the mid-1990s, Hong Kong and China Gas entered the local property development business in Hong Kong, with the aim of realizing the potential of its land resources and maximizing returns to its shareholders by deploying its excess cash. In 1995, Hong Kong and China Gas took a 45% equity interest in the King's Park Hill development project, which was completed in early 2000 with a mixture of luxury houses and apartments. In 1996, it participated in the development of International Finance Centre, a landmark project in the heart of Hong Kong, and it currently holds approximately 15.8% of its stake. Grand Promenade and Grand Waterfront, two successful luxury residential developments, were also co-developed by Hong Kong and China Gas and Henderson Land. It has a 50% interest in the Grand Promenade project at Sai Wan Ho, while for the Grand Waterfront at the former south plant site at Ma Tau Kok, it is entitled to 73% of the net sales proceeds of the residential portion. In addition, Hong Kong and China Gas has entire interest in its commercial portion of

Subsidiary and Associated Companies



The natural gas liquefaction plant taking shape in Shanxi.

approximately 150,000 square feet and approximately 300 car parking spaces.

Half-yearly Results

The unaudited profit after taxation attributable to shareholders of Hong Kong and China Gas for the six months ended 30 June 2008 amounted to HK$2,524.3 million, a decrease of HK$2,945.6 million compared with the same period last year. During the first half of 2007, non-recurrent gain amounted to HK$3,506.1 million due to a one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas") by way of asset injection, profit from the sale of properties and a revaluation surplus from the IFC complex. In comparison, during the first half of 2008, non-recurrent gain arising from the sale of properties and a revaluation surplus from the IFC complex amounted to only HK$496.7 million.

(I) Gas business in Hong Kong

Total volume of gas sales in Hong Kong for the first half of 2008 increased by 2.0% compared with the same period last year, mainly resulting from an increase in residential gas sales. As at 30 June 2008, the number of customers was 1,655,774, an increase of 24,472 since the end of June 2007 which represented over 90% of the market share of customers living in new flats in Hong Kong. Total appliance sales also grew by 5.9% over the same period last year.

As at 30 June 2008, the total net fixed asset value relating to its Hong Kong gas business, which included gas production plants, network system, buildings and land, were revalued at HK$33 billion by American Appraisal China Limited.

(II) Business development in mainland China

The acquisition of Panva Gas in March 2007 injected an additional 25 piped city-gas projects into Hong Kong and China Gas. Panva Gas was subsequently renamed as Towngas China Company Limited ("Towngas China, stock code: 1083) with its 45.63% interest, or approximately 893 million shares, currently held by Hong Kong and China Gas. During the first half of 2008, Towngas China's profit increased by 100% to HK$101 million with its credit ratings respectively upgraded by Standard and Poor's Rating Services ("Standard and Poor's") in August 2007 and by Moody's Investors Service ("Moody's") in April 2008. In 2008, Towngas China has set up a new piped city-gas joint venture in Huangshan city, Anhui province, increasing the number of Hong Kong and China Gas's piped city-gas projects to 67 in mainland cities spread across 14 provinces/ municipalities.

The midstream natural gas projects, which include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province, are making good progress and underpin the downstream joint venture projects.

Hong Kong and China Gas operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. Including the piped city-gas projects of Towngas China, Hong Kong and China Gas currently has a total of 80 projects spread across 17 provinces/ municipalities/autonomous regions, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector and ECO's emerging energy projects.

(III) Environmentally-friendly energy businesses of ECO

Since January 2008, Hong Kong and China Gas has formally taken ECO as an investment vehicle to develop clean and emerging energy projects. Revenue from ECO's dedicated liquefied petroleum gas ("LPG") filling stations increased during the first half of 2008 compared to the same period last year. ECO's North

East New Territories ("NENT") landfill gas treatment facility was commissioned in early 2007 and is connected to Tai Po gas production plant via a 19 km pipeline. Treated landfill gas is now partially replacing naphtha as a fuel for town gas production.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 for the supply of aviation fuel to Hong Kong International Airport. The facility, which will become a major logistics base for supply of aviation fuel in Hong Kong upon commissioning in late 2009, will consist of a large-scale tank farm for storage of aviation fuel served by tanker jetties. ECO has recently concluded an agreement with the Hong Kong Airport Authority to develop a second phase facility comprising another bunded area for additional tank storage capacity so as to cope with increasing demand from the air transport industry; commissioning is expected by the end of 2010.

On the mainland, Hong Kong and China Gas's first coalbed methane gas liquefaction facility is now under construction in Shanxi province. Phase one is expected to be commissioned within this year. Construction of phase two is projected to commence during the fourth quarter of this year; commissioning is anticipated by the end of 2009. ECO is also making plans to run a coal-based chemical project in Erdos, Inner Mongolia. In Shanxi province, ECO is conducting an in-depth study regarding development of a methanol production project using coke gas as feedstock. In Fengcheng, Jiangxi province, ECO has signed an agreement to invest in a coal mining project and is studying the feasibility of participating in a coal mine coking plant. In addition, ECO is now managing an experimental energy-saving and emission-minimising project in Shaanxi province involving the construction and operation of compressed natural gas filling stations for heavy duty trucks, which are expected to be commissioned by the end of September 2008.

In mid 2008, ECO successfully negotiated the first overseas oil and gas resource project by entering into an agreement with Madagascar Energy International Limited ("MEIL"), a wholly-owned subsidiary of Sino Union Petroleum & Chemical International Limited ("SUNPEC"), to jointly invest and manage the exploration, exploitation and operation of Madagascar Oilfield Block 3113 in Africa. Prior to this, a similar agreement had been signed between MEIL and Shaanxi Yanchang Petroleum (Group) Limited ("Yanchang Petroleum"), the fourth largest petroleum enterprise on the mainland, relating to this project. A new tri-party agreement later confirmed that Yanchang Petroleum, MEIL and ECO would invest 40%, 31% and 29% respectively in this project.

(IV) Property developments

By the end of June 2008, about 95.6% of the total residential floor area of the Grand Waterfront property development project at the former Ma Tau Kok south plant site had been sold with its commercial area of approximately 150,000 square feet commenced leasing in the second half of 2007. For the Grand Promenade property development project at Sai Wan Ho, about 96% of its total residential floor area had been sold by the end of June 2008. Hong Kong and China Gas also has an approximately 15.8% interest in the IFC complex with the overall business remaining very successful.

Inaugural offering of US$1 billion guaranteed notes

In August 2008, HKCG (Finance) Limited, a wholly-owned subsidiary of Hong Kong and China Gas, issued and sold US$1 billion (HK$7.8 billion) Reg S/Rule 144A Guaranteed Notes (the "Notes"). Listed on The Stock Exchange of Hong Kong Limited on 8 August 2008 (stock code: 4303), the Notes are guaranteed by Hong Kong and China Gas and were issued at a fixed coupon rate of 6.25% per annum at an issue price of 99.319% with a maturity of 10 years. The transaction is the largest investment grade corporate debt issue to-date from Asia in 2008 and a credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's and A+ (stable) by Standard and Poor's. The net proceeds will be applied towards refinancing part of the existing indebtedness of the Hong Kong and China Gas Group, funding its capital expenditure or for general corporate purposes.

Subsidiary and Associated Companies

Hong Kong Ferry (Holdings) Company Limited

(31.36% owned by Henderson Land Development Company Limited)

Stock code: 0050 Website: www.hkf.com



Shining Heights, Sycamore Street, Hong Kong

Background and Lines of Business

After running a passenger ferry operation for over 80 years, Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry", formerly known as The Hongkong and Yaumati Ferry Company Limited) sold its passenger ferry business in January 2000 (retaining five vehicular ferries for its ancillary businesses) and changed its principal business to property development and investment so as to realize the potential of its land resources.

To date two property development projects, Metro Harbour View at 8 Fuk Lee Street and MetroRegalia at 51 Tong Mi Road have been completed with the sell-out of all of their residential units. Metro Harbour Plaza, which is located at the podium of Metro Harbour View with a total retail area of about 250,000 square feet, as well as the 11,000-square-foot shopping mall of MetroRegalia, are both retained for rental purposes.

Two residential-cum-commercial projects are currently being developed. Shining Heights at 83 Sycamore Street (formerly known as 222 Tai Kok Tsui Road) will be offered for sale by the end of this year providing a total gross floor area of approximately 320,000 square feet, while the project at 6 Cho Yuen Street in Yau Tong will provide a total gross floor area of approximately 165,000 square feet upon completion in mid-2009.

As its ancillary businesses, Hong Kong Ferry has converted four of its five vehicular ferries retained to cruise vessels of "Harbour Cruise – Bauhinia" providing cruise and dining services in Hong Kong waters, and the remaining vessel to provide carriage of dangerous goods. Other ancillary businesses include ship repair and maintenance services at its Tsing Yi shipyard, comprehensive travel services under HYFCO Travel Agency Limited and Silvermine Beach Hotel, a resort hotel with over 100 guest rooms commanding breathtaking views of Silvermine Beach on Lantau Island.

Subsidiary and Associated Companies

Half-yearly Results

The unaudited consolidated net loss after taxation of Hong Kong Ferry for the six months ended 30 June 2008 amounted to HK$62.2 million which arose mainly from its investment in equity-linked notes ("ELN").

In compliance with the current accounting standards, Hong Kong Ferry's investments including ELN are required to be marked-to-market for ascertaining the profit and loss for each reporting period, irrespective of upward or downward movements. As at the last financial year ended 31 December 2007, its ELN investment recorded a gain of approximately HK$310 million under a robust stock market, comprising approximately HK$104 million of realised gain and HK$206 million of marked-to-market unrealised gain. Due to the downturn of the stock market in 2008, the ELN depreciated in value and recorded a marked-to-market loss of HK$223 million for the period under review. Up to 30 June 2008, the realised and unrealised gain of Hong Kong Ferry's investment in ELN, including currency exchange gain was, however, still higher than its cost, showing a net cumulative gain of HK$110 million. Hong Kong Ferry will continue to hold the portfolio as an investment.

During the period under review, Hong Kong Ferry recorded a profit of HK$46.7 million from the sale of the remaining six residential units of Metro Harbour View and the remaining twelve residential units of MetroRegalia. On the property investment front, rental income from Metro Harbour Plaza increased by 8% to HK$16.7 million with the occupancy rate at approximately 96% at the end of June 2008. Rental income from the shopping mall of MetroRegalia amounted to HK$0.6 million with the occupancy rate at 96%.


CITISTORE

Metro Harbour Plaza, Fuk Lee Street, Hong Kong

Despite increase in turnover for the Ferry, Shipyard and Related Operations comprising the harbour cruise, vehicular ferry and shipyard operations, a loss of HK$1.6 million was recorded due to the increase in fuel oil price. For the Travel and Hotel Operations, the turnover decreased by 5% with a deficit of HK$2.2 million as a result of the closure of the Old Wing in Silvermine Beach Hotel for renovation.

The superstructure of the Shining Heights at 83 Sycamore Street (formerly known as 222 Tai Kok Tsui Road) has been completed. This residential-cum-commercial project, which is regarded as one of the landmarks of West Kowloon with a total gross floor area of approximately 320,000 square feet comprising approximately 270,000 square feet of residential space and approximately 50,000 square feet of non-residential space, will be offered for sale by the end of this year. Good progress has been made in the construction of No. 6 Cho Yuen Street in Yau Tong. The total gross floor area of the project is approximately 165,000 square feet, comprising approximately 140,000 square feet for residential use and approximately 25,000 square feet for non-residential use. The project is scheduled to be completed in mid-2009.

Miramar Hotel and Investment Company, Limited

(44.21% owned by Henderson Land Development Company Limited)

Stock code: 0071 Website: www.miramar-group.com

Background and Lines of Business

Incorporated since 1957, Miramar is active in four connected core businesses:

(I) Hotel ownership and hotel management business

Miramar owns and/or provides management services for a total of eight hotels and serviced apartment complexes.

The wholly-owned operated Hotel Miramar, recently renamed "The Mira", is its brand flagship which has long been an icon of traditional Hong Kong hospitality. Emerging from a USD50 million transformation led by famed American lifestyle guru Colin Cowie, The Mira in the heart of Tsim Sha Tsui will be Hong Kong's ultimate contemporary, design-driven business hotel offering stylish facilities such as tranquil spa and seductive bar, as well as 436 guestrooms and 57 specialty suites upon completion of renovation by early next year.

In mainland China, Miramar has a 30% interest in Shekou Haitao Hotel in Shenzhen and a 25% stake in Nan Hai Hotel, the first five-star hotel in Shekou. It also has one wholly-owned serviced apartment block, namely, Miramar Apartment, in Shanghai. On the strength of its quality services, Miramar is contracted to provide hotel management services for another three hotels and one serviced apartment.

(II) Property business

Opposite The Mira are the Miramar Shopping Centre and Miramar Tower, Miramar's premier investment properties with a total gross rentable area of over 1.0 million square feet. For the Shopping Centre, Miramar has over recent years carried out an ongoing process of upgrading its tenant mix, recruiting tenants that best support an image of youth and trend-setting fashion, and moving the shopping centre more upscale to match its shift upwards in hotel style. Miramar Tower, the office tower above the Miramar Shopping Centre, comprises 18 storeys of Grade A office space. In line with the development of Tsim Sha Tsui as a prestige business centre, Miramar intends to begin renovations of its lobby and corridors by the end of this year, with completion planned for the middle of 2009. In Placer County, California of the United States, Miramar owns approximately 80 acres of residential land and 70 acres of commercial land for sale.

(III) Travel business

Miramar Express, with more than two decades of experience, is the





The stylish and contemporary new look of The Mira Hong Kong official Hong Kong general agent for Crystal Cruises and the official Hong Kong sales agent for Oceania Cruises. This company also handles commercial ticketing and has a hire-car operation. Miramar Travel, which was newly established in 2006, primarily looks after mass-market tour business.

(IV) Food and beverage operations

Miramar's food and beverage operations include two widely acclaimed and stylish twin restaurants, Cuisine Cuisine and Lumiere in International Finance Centre as well as Tsui Hang Village.



Lumiere, one of two stylish restaurants in the Group's ifc mall operated by the Miramar Group

Results for the Year Ended 31 March 2008

For the year ended 31 March 2008, Miramar's turnover was approximately HK$1,588 million. Profit attributable to shareholders amounted to approximately HK$783 million, representing an increase of 14%. Profit before tax from its core businesses, after excluding the net increase in the fair value of its investment properties and contributions from its US land sales project, was HK$420 million (HK$404 million for the previous year).

Hotel Miramar on Nathan Road in Kowloon is currently undergoing a major renovation programme and the makeover, which began last year involving closure of its Grand Ballroom and the lobby Café, significantly reduced the hotel's capacity during the year under review. Miramar also operates seven other hotels and serviced apartments in Hong Kong and mainland China and, during the year, they performed steadily with strong occupancy rates. Performance for this business segment as a whole fell below that of last year but it remained a significant contributor accounting for 25% of its total profits for the year.

For the property business, Miramar in the year under review was able to increase rents and enhance the quality of its tenant mix to reflect the improved facilities and environment resulting from the renovations made to its shopping mall during the past few years. The land sales project in Placer County, California, however, remained inactive with no transaction recorded for its 80 acres of residential land and 70 acres of commercial land. It intends to keep this land sales project on hold until the US property market stabilises. The property business as a whole contributed around 74% of its total profits.

Its food and beverage performance has remained stable, whilst revenue from its travel business increased by around 36% with a turnaround resulting primarily from its successful efforts to expand the mass-market tour business.

In the coming year, it will continue with the planned initiatives to revamp the façade of Hotel Miramar, recently renamed "The Mira" and its guest rooms by phases. These initiatives, which began in April 2008, are expected to be completed by early 2009. Together with the ongoing renovation of its adjacent Miramar Shopping Centre and Office Tower, as well as the planned direct connection with the Tsim Sha Tsui MTR station, the profile of these properties will be boosted significantly. With the positive synergies being created amongst its range of related businesses, Miramar expects all its businesses to continue to thrive, and is set to build a highly recognisable hospitality brand identity that will project a sense of unique corporate style and quality.


China
Inner Mongolia
Jilin
Beijing
Hebei

Shenyang IFC

BREAKING NEW GROUND

[illegible] North-East China [illegible] [illegible]tional Finance Centre w[illegible] [illegible]te the same proven and [illegible] mix of Grade A offices, 5 star hotel, serviced apartments and retail space that has earned Hong Kong's ifc complex its enduring reputation for one-stop convenience and timeless sophistication.

Land Bank

2008 Highlights

1. Expanded land bank comprised a developable gross floor area of 115.7 million square feet
2. Property sales attributable to the Group amounted to HK$1,271 million, mainly from Hengli Bayview in Guangzhou
3. Attributable gross rental income grew by 33% to HK$270 million and is set to increase further with more completions of Grade-A offices in both Beijing and Shanghai


Heilongjiang
Jilin
Liaoning
Inner Mongolia
Hebei
Ningxia
Shanxi
Shandong
Gansu
Shaanxi
Henan
Jiangsu
Anhui
Hubei
Sichuan
Zhejiang
Chongqing
Jiangxi
Hunan
Fujian
Guizhou
Taiwan
Yunnan
Guangxi
Guangdong
Hainan

Underpinned by solid economic fundamentals, increasing infrastructure investment, upbeat consumption sentiment as well as the general increase in corporate earnings, mainland China reported consecutive GDP growth, leading to a greater demand for quality housing units in a quest for better living conditions.

The real estate market in mainland China, however, experienced a dramatic change during the past year. In the second half of 2007, transacted prices in many cities had been repeatedly bid up to all time highs as a result of fierce competition at land auctions. The subsequent upsurge in housing prices, which reached levels beyond the affordability of the general public, resulted in an overheated property market. With the implementation of a series of new macroeconomic controls and tightened credit policy in late 2007, as well as the substantial adjustment in the mainland equity markets since early 2008, less financing sources became available. Sentiment became cautious at land auctions and incidents of calling off were recorded. For those land lots which were successfully sold, transactions were mostly recorded at the reserve price.

As disclosed in the previous year's annual report, the Group had a development land bank in mainland China with an attributable developable gross floor area of approximately 101.5 million square feet at the end of August 2007, whereas another 50 million square feet of developable floor area was under negotiation. In light of the dramatic change which took place in the mainland property market during the year, further land acquisitions by the Group have been slowed down to enable

Land Bank

revised terms to be negotiated. At the end of June 2008, the Group had a land bank in mainland China of approximately 115.7 million square feet in developable gross floor area, of which around 78% was earmarked for residential development for sale, 9% for commercial space, 11% for office space and 2% for clubhouse and other communal use. The balance of the total land cost payable for this development land bank amounted to RMB1,379 million.

Property under development or held for future development

		Group's share of developable gross floor area* (million square feet)
Prime cities		
Beijing		2.1
Shanghai		2.3
Guangzhou		15.7
	Sub-total:	**20.1**
Second-tier cities		
Changsha		12.7
Chongqing		6.6
Nanjing		2.4
Shenyang		21.2
Suzhou		17.0
Xian		20.7
Xuzhou		5.3
Yixing		9.7
	Sub-total:	**95.6**
	Total:	**115.7**

* *Excluding basement areas and car parks, as well as the project in Chengdu which was added to the Group's landbank only after the financial year-end*

Land Bank

Usage of development land bank

	Developable gross floor area (million square feet)	Percentage
Residential	89.8	78%
Commercial	10.3	9%
Office	13.1	11%
Others (including clubhouse, school and community facility)	2.5	2%
Total:	**115.7**	**100%**

Despite the reduced turnover in mainland China's property sales and price competition in the first half of this year, market demand for quality housing units in the mid to high end segment is expected to be strong as they provide a hedge in the current inflationary and negative interest rate environment. Additionally, most of the Group's residential projects in the second-tier cities are located in the high-growth and populous provincial capitals, municipalities and provinces such as Jiangsu, where there is strong purchasing power. Coupled with the low land cost of the projects, their prime locations, quality design and finish, as well as the provision of comprehensive facilities, this will ensure a handsome profit for the Group's property development business in the mainland.

As previously reported, the Group adopts a two-pronged strategy in its business development in mainland China. In the prime cities, the Group targets those prime sites with heavy pedestrian flow and easy access for development into large-scale complexes of exceptional design and quality. In the second-tier cities, which are mostly provincial capitals or municipalities with a preponderance of middle class residents, the Group focuses on large-scale developments so as to achieve an efficient use of land as well as long-term appreciation in property value. In line with this strategy, the Group has identified and purchased the following development sites:

Progress of Major Development Projects



World Financial Centre, Chao Yang District, Beijing


Beijing
World Financial Centre
CCTV

Progress of Development Projects in Prime Cities

Beijing

World Financial Centre, Chao Yang District (100% owned)

World Financial Centre, together with other architectural wonders such as its close neighbour, the new CCTV Headquarters Building, is helping to define a new image for the Chao Yang Central Business District of Beijing. Designed by Cesar Pelli as twin "crystal jewel boxes" incorporating special effect façade lighting on the exterior, these two 22-storey buildings are equipped with advanced facilities and green spaces, making them an International Grade A office complex in Beijing. Construction progressed well and the project received an award from Autodesk, the world's leader in software for the design and construction industry, for its effective use of best practice design and building techniques such as 3D building information modelling technology. With scheduled completion in the fourth quarter of 2008, pre-leasing has commenced and has already secured the commitment of a renowned multinational corporation, while negotiations with a host of top-notch international financial services groups and professional firms are near the final stage.

Progress of Major Development Projects



Lot 155, Nanjing Road East, Huangpu District, Shanghai (artist's impression)


Shanghai
Lot 155, Nanjing Road East, Huangpu District
Nanjing Road Pedestrian Street
Huangpu District

Shanghai

Lot 155, Nanjing Road East, Huangpu District (100% owned)

In August 2007, a project located at Lot No. 155 Huangpu District in Shanghai, abutting Nanjing Road East, with an approved gross floor area of approximately 730,000 square feet was acquired by the Group for HK$1,357 million. Located on the famous pedestrian street in close proximity to the Bund, this prime site will be developed into a Grade A office building and shopping arcade with a 17-storey tower over five podium levels, with its façade designed by the world-renowned Tange Associates. Its four-level basement, with an additional gross floor area of about 300,000 square feet, will house an interchange for two major subway lines, as well as some car parking spaces and commercial areas. It is due for completion in late 2009, in time to capture the opportunities offered by World Expo 2010. An international property consultant has been appointed for its pre-leasing work.


Shanghai
Beijing Road West
Lot 688, Nanjing Road West, Jingan District
Nanjing Road West
Metro Line 2
People's Garden
People's Square

Shanghai

Lot 688, Nanjing Road West, Jingan District (100% owned)

The project at Lot 688 Nanjing Road West whose quartz-like façade is designed by the world-renowned Tange Associates, comprises a 22-storey office tower plus a 2-level retail podium. Foundation work has commenced and it will provide an aggregate gross floor area of approximately 700,000 square feet upon completion in 2011. A 3-storey 200,000 square feet basement car park will also be built. The completed development will be held for rental purposes and many famous multinational corporations have expressed their interest by submitting offers to lease. Pre-leasing work is being planned.



Lot 688, Nanjing Road West, Jingan District, Shanghai (artist's impression)

Progress of Major Development Projects



130-2 Tianmu Road West, Zhabei District, Shanghai (artist's impression)


Shanghai
130-2 Tianmu Road West, Zhabei District
147 Tianmu Road West, Zhabei District

Shanghai

130-2 Tianmu Road West, Zhabei District (100% owned)

Located at the junction of two main roads in the Zhabei District, this site of approximately 62,000 square feet will be developed into a 22-storey office tower on top of a 3-storey shopping podium, offering a total developable gross floor area of over 400,000 square feet. Superstructure work is in progress and the property is scheduled for completion in mid-2009.

147 Tianmu Road West, Zhabei District (100% owned)

Located in the bustling Zhabei District with a site area of approximately 50,000 square feet, this 25-storey development comprises approximately 340,000 square feet of high-grade office space and approximately 60,000 square feet of shopping area. There is also a 2-storey basement with a total of 160 car parking lots. Basement work will commence by the fourth quarter of 2008 and the whole property is due to be completed by early 2011.



147 Tianmu Road West, Zhabei District, Shanghai (artist's impression)

Progress of Major Development Projects

Progress of Development Projects in Second-tier Cities

Changsha

The Champion Arch, Xingsha Town (91% owned)

Covering a site area of about 2,600,000 square feet in the proximity of the scenic Song Ya Lake of Xingsha Town, the Champion Arch is planned to have extensive water features and greenery, making it a desirable residential community in Changsha, the capital city of Hunan Province. Approximately 7,800,000 square feet of deluxe apartments, community facilities and amenities will be built in three phases, providing homes for over 4,000 families. Construction of the first batch of residential units with a total residential gross floor area of about 1,300,000 square feet, together with a commercial area, clubhouse and kindergarten, will commence works in September 2008 with scheduled completion in late 2009.


Changsha
Soogya Lake
National
The Champion Arch,
Xingsha Town
Development Area



The Champion Arch, Xingsha Town, Changsha (artist's impression)

Project in Kaifu District (100% owned)

Superbly located in the city centre close to the Kaifu District Government Offices, the Group's other site in Changsha is planned to be developed into a residential complex with a total gross floor area of about 2,480,000 square feet.

Project in Gaoling area (55% owned)

Kaifu District has benefited from Changsha city's development strategy to push northward. Its Gaoling area boasts superb air-sea-land transportation links including the Beijing-Guangzhou railway line, Changsha international airport and deepwater terminal. The Group, through a 55%-owned joint venture, acquired in October 2007 a land lot of around 3,900,000 square feet in the Gaoling area for about RMB350 million. Planning for the development is now underway.

Chengdu

Project in Dongda Avenue (30% owned)

Shortly after the end of the financial year, the Group entered into a joint venture agreement with Sun Hung Kai Properties and Wharf on a 30:40:30 ownership basis to jointly develop a composite development site of approximately 1,860,000 square feet in Dongda Avenue in Chengdu, the capital city of Sichuan Province. Superbly located in Jinjiang District with easy accessibility from two subway lines, which are either under construction or under planning, the Dongda Avenue development is planned to provide an office tower of over 280 metres rivalling the prestigious International Financial Centre in Hong Kong, a five-star hotel, a high-end shopping centre offering international retailers, serviced suites and residential apartments. There is an adjoining site of approximately 350,000 square feet which will be sold to the project company at the same unit price at a later stage; this piece of land will therefore be included in the overall planning of the development. Upon completion, a total gross floor area of over 13,000,000 square feet will be provided.

Progress of Major Development Projects



Nan'an District Riverside Development, Chongqing (artist's impression)


Chongqing
Yangtze River
Nan'an District
Riverside
Development

Chongqing

Nan'an District Riverside Development (100% owned)

In Chongqing, one of the four provincial-level municipalities in mainland China, a prime site on the banks of Yangtze River in Nan'an District is designated for luxurious residential development, supported by a shopping centre, kindergarten and clubhouse facilities together with a scenic park nearby. To echo the government's call for improving cityscapes under the new "Two-River and Four-Shore" policy, the development plan for this riverside project has been revised and will be completed in three phases, providing a total gross floor area of about 3,750,000 square feet. Site works in respect of Phase 1 development will commence in the second quarter of 2009 with scheduled completion in the fourth quarter of 2010. Initially part of Phase 1, with a total gross floor area of 800,000 square feet for 430 households, will be launched for pre-sale.



Project in Erlang Phoenix Area, Chongqing (artist's impression)

Chongqing

Project in Erlang Phoenix Area (100% owned)

The project in Erlang Phoenix Area, the Group's other comprehensive community development in Chongqing, is located on a site next to the Chengdu-Chongqing Expressway with scenic attractions such as Caiyun Lake and Taohua Brook in the proximity. In order to allow efficient use of land resources, the development plan has been revised and this comprehensive community, comprising residential apartments, a clubhouse, a kindergarten and shopping facilities, will be built in three phases providing an aggregate gross floor area of about 2,800,000 square feet.


Chongqing

Construction for its Phase 1 development will commence by the fourth quarter of 2008 with scheduled completion by the first quarter of 2010. Out of Phase 1, units providing homes for 155 families with a total gross floor area of about 280,000 square feet will be the first to be offered for pre-sale.

Progress of Major Development Projects

Nanjing

Project in Qixia District (90.1% owned)

In October 2007, the Group made a successful bid for a land lot of about 500,000 square feet in Qixia District of Nanjing, the capital city of Jiangsu Province, at a consideration of RMB558 million. Located in the downtown area within walking distance from the Maigaoqiao subway station, this prime site is earmarked for a luxurious residential development with a total gross floor area of about 900,000 square feet. It will be complemented by a commercial area and community conveniences such as healthcare, cultural facilities and a sports centre. Following the commissioning of its nearby road network, construction will commence by the third quarter of 2009 and part of its Phase 1 development is planned for completion by the second quarter of 2011.

Project in Xianlin New District (100% owned)

In June 2008, the Group acquired the second piece of land in Nanjing at a reserve price of RMB600 million at a public auction. Located at the north-eastern part of the city, the land parcel in Xianlin New District boasts a site area of about 1,600,000 square feet and offers a gross floor area of 1,700,000 square feet. Planning is underway to develop the site into a high-end residential project, complemented by facilities such as a nursery, amenities and a community centre. With the relocation of colleges and universities into the district and the completion of Xianlin subway station in the near future, this well-known university town's community facilities and transportation network will be further enhanced. Construction of its first phase of development will commence by the second quarter of 2009 and the whole project will be completed by the fourth quarter of 2011.


Shenyang
Subway Line
Existing Railway Line
Shenyang North Station
Finance
and Trade
Development
Shenyang International
Finance Centre
Huashan Road
Tian Hou Gong Road

Shenyang

Shenyang International Finance Centre (100% owned)

In September 2007, the Group also won the bid for a land parcel of about 190,000 square feet in the downtown area of Shenyang Finance and Trade Development Zone at a consideration of about RMB282 million. This, together with the adjacent land lot with a site area of about 310,000 square feet acquired in April 2007 for about RMB334 million, will be jointly developed into Shenyang International Finance Centre. The groundbreaking ceremony in May 2008 was used as an opportunity to unveil the iconic and experiential architectural concept for this ancient capital of Liaoning Province. The whole project, located near the subway station in the proximity of the railway terminus, will comprise three mega office towers, serviced apartments and a hotel above a five-level retail podium, providing a total gross floor area of about 5,700,000 square feet. Pei Partnership Architects, a firm closely associated with the world-renowned architect, I.M. Pei, was appointed as the design architects for the 89-storey office tower, which will be the tallest building in northeast China upon completion in 2012. Aedas Limited, the world's fourth largest architectural practice, is tasked with designing the master plan for the rest of the development.



Shenyang International Finance Centre, Shenyang (artist's impression)

Puhe New District Development (100% owned)

In August 2007, a parcel of land of about 3,730,000 square feet on the northern banks of Pu River in the Shenyang New District Development was also purchased for about RMB525 million. Together with the land lot at the other side of the river with the total site area of about 4,100,000 square feet acquired earlier, a large-scale residential and commercial community will be developed. Upon completion, it will have a total gross floor area of about 15,500,000 square feet comprising town houses, low rise apartments and residential towers. Planning of the development is underway.

Progress of Major Development Projects



Project in Xiangcheng District, Suzhou (artist's impression)


Suzhou
Project in
Xiangcheng District

Suzhou

Project in Xiangcheng District (100% owned)

In July 2007, a commercial land parcel of about 1,200,000 square feet in Xiangcheng District of Suzhou, Jiangsu Province, was acquired for RMB669 million. The adjacent commercial land lots totalling 400,000 square feet in site area were also added to the Group's land bank in December 2007 at a consideration of RMB153 million. With an aggregate gross floor area of over 10,000,000 square feet, these two recently acquired sites will be jointly developed with their neighbouring 3,200,000-square-foot residential land lot, which the Group acquired in the previous financial year at a consideration of RMB865 million with a planned gross floor area of about 6,800,000 square feet, into a large-scale self-contained community. The project enjoys excellent accessibility as it is situated along the city's main thoroughfare of Renmin Road North Extension, which upon its due completion by the end of 2008 will emerge as another new town centre. The City's planned subway line also runs along Renmin Road and is expected to be operational by 2012. The whole project is themed to a contemporary water-themed planning design and Aedas Limited has been appointed as the design architect for its residential development, which is scheduled to be completed in four phases from the second quarter of 2010 onwards. The construction of its Phase 1 residential development will commence by the fourth quarter of 2008, providing a total gross floor area of about 650,000 square feet for 540 families, with pre-sales targeted to commence in June 2009.



La Botanica, Chan River, Xian (artist's impression)


Xian
Chan River
La Botanica,
Chan River
Project
in Second
Ring Road
East
Light Industrial and
Commercial Circle

Xian

La Botanica, Chan River (50% owned)

La Botanica, the largest development ever approved by the Xian City Government of Shannxi Province, is a 50/50 joint venture formed by the Group and Temasek Holdings (Private) Limited of Singapore. This site is located within the scenic Chan Ba Ecological District and benefits from easy access to the city centre via the Third Ring Road East and by subway, which are both under construction. This riverside community project will have a total gross floor area of over 33,000,000 square feet upon completion in late 2016, of which 90% is designated for residential use providing homes to 30,000 families. Foundation works for part of its Phase 1 development commenced in July 2008 and, upon completion in 2010, will provide a total gross floor area of approximately 1,200,000 square feet for about 1,000 households. Pre-sale for this phase of residences is scheduled for October 2008.

Progress of Major Development Projects

Xian

Project in Second Ring Road East (100% owned)

The Group's other residential project in Xian is located on the main artery of Second Ring Road East (also known as Jin Hua North Road) in close proximity to the planned subway system. A grouping of 16 to 33 storey apartment towers will be built around its spacious greenery and residents clubhouse, allowing unhindered views to 3,000 households. Together with the street-level shops along the Second Ring Road East, the entire project will have a total gross floor area of 4,200,000 square feet upon the single-phased completion by late 2010. Construction will commence soon and pre-sale will begin in the first half of 2009.


Xuzhou
New Town
Municipal Government
Dalong Lake
Xuzhou Lakeview Development,
Xuzhou New Town

Xuzhou

Xuzhou Lakeview Development, Xuzhou New Town (100% owned)

In Xuzhou of Jiangsu Province, Xuzhou Lakeview Development is located within the new administration centre of the city and construction work has already begun following the relocation of all major municipal government departments into this district in late 2007. Fronting and embracing the scenic views of Dalong Lake, the development plan calls for a water-themed design for this residential community project and it will be completed in four phases with an aggregate gross floor area of about 5,300,000 square feet. Pre-sale of Phase 1 of the development comprising 342 residences with a total gross floor area of about 480,000 square feet is planned to be launched in May 2009. Phase 1 is expected to be completed in the second quarter of 2010.



Xuzhou Lakeview Development, Xuzhou (artist's impression)

Progress of Major Development Projects



Project on an island in Yicheng, Yixing (artist's impression)


Yixing
Project in Donggui
New District

Yixing

Project on an island in Yicheng (100% owned)

In Yixing, another city in Jiangsu Province, a land lot of about 400,000 square feet was acquired in July 2007 at RMB158 million for residential development. Its serene location on an island in the busy town centre will provide both a convenient and relaxing living ambience. The site foundation work will commence in November 2008. With its single-phased completion by August 2010, there will be townhouses, mid and high-rise apartments and a residents clubhouse, all providing a total gross floor area of about 700,000 square feet. This project is planned to make its first foray into the market in mid-2009.

Project in Donggui New District (100% owned)

In September 2007, the Group acquired another piece of land of about 5,600,000 square feet in Yixing at about RMB1,016 million. Benefiting from the city's strategy to develop the eastern suburb, this land parcel in Donggui New District fronts onto the renowned and picturesque Donggui Lake. The site is earmarked for a comprehensive community with a total gross floor area about 9,000,000 square feet comprising luxury residences with low and high rise apartments. This will be a multi-phased development and construction work for the first phase of this project, comprising 800,000 square feet of residences, will commence by early 2009. Pre-sale is expected to be launched in August 2009 with scheduled completion in the second quarter of 2010.

Progress of Major Development Projects

Expected completion schedule

Project name and location	Group's share of developable gross floor area* (million square feet)
For the year ending 30 June 2009	
World Financial Centre, Chao Yang District, Beijing	2.1
	2.1
For the year ending 30 June 2010	
Lot 155, Nanjing Road East, Huangpu District, Shanghai	0.7
130-2 Tianmu Road West, Zhabei District, Shanghai	0.4
Phase 1, The Champion Arch, Xingsha Town, Changsha	1.4
Part of Phase 1, Project in Erlang Phoenix Area, Chongqing	0.3
Phase 1, residential project in Xiangcheng District, Suzhou	0.7
Part of Phase 1, Xuzhou Lakeview Development, Xuzhou	0.5
Phase 1, Project in Donggui New District, Yixing	0.8
	4.8
For the year ending 30 June 2011	
Lot 688, Nanjing Road West, Jingan District, Shanghai	0.7
147 Tianmu Road West, Zhabei District, Shanghai	0.4
Part of Phase 2, The Champion Arch, Xingsha Town, Changsha	1.0
Part of Phases 1 and 2, Project in Erlang Phoenix Area, Chongqing	1.0
Part of Phase 1, Nan'an District Riverside Development, Chongqing	0.8
Phase 2, residential project in Xiangcheng District, Suzhou	1.4
Part of Phase 1, Project in Qixia District, Nanjing	0.4
Part of Phase 1, Project in Xianlin New District, Nanjing	0.4
Part of Phases 1 and 2, Xuzhou Lakeview Development, Xuzhou	1.0
Phase 1, La Botanica, Chan River, Xian	1.2
Project in Second Ring Road East, Xian	4.2
Phase 2, Project in Donggui New District, Yixing	1.0
Project on an island in Yicheng, Yixing	0.7
	14.2

* *Excluding basement areas and carparks*

Major Investment Properties

During the year, property sales in mainland China attributable to the Group amounted to HK$1,271 million, mainly from Hengli Bayview in Guangzhou which was completed in February 2008 with about 11% out of its 2,090 units remaining available for sale by the year end. Meanwhile, the Group increased its stake in some of the completed investment properties in August 2007, expanding the portfolio to 3.1 million square feet. The leasing performance of these investment properties remained satisfactory and the Group's attributable gross rental income grew by 33% to HK$270 million for the year.

Major Completed Mainland Investment Properties

Project name and location	Lease expiry	Group's interest (%)	Group's share of developable gross floor area (million square feet)
Commercial Podium & Car Parks			
Henderson Centre, Beijing	2033	100	1.1
Skycity, Shanghai	2042	75	0.3
Hengbao Plaza, Guangzhou	2040	100	1.0
		Sub-total:	**2.4**
Office			
Office Tower II, Grand Gateway, Shanghai	2043	100	0.7
		Sub-total:	**0.7**
		Total:	**3.1**

Status of Major Completed Mainland Investment Properties

Henderson Centre, Beijing (100% owned)

Established in 1997, Beijing Henderson Centre is wholly owned by the Group following the completion of acquisition of its remaining 25% stake in August 2007. Along with a new look for the atrium in the shopping mall, Beijing Henderson Centre was repositioned with a new tenant mix which includes a zone specially dedicated to trendsetting sportswear retailers, in addition to a full range of food and beverage outlets.

Skycity, Shanghai (75% owned)

Completed in 1998, Skycity comprises a four-storey commercial podium and 272 basement car parking spaces in the hustle and bustle of the Zhabei District. In August 2007, the Group increased its stake from 37.5% to 75%, becoming the controlling shareholder for this quality project. Over 100% rise in rental for a new letting was achieved to an anchor tenant who occupies almost the entire shopping arcade.

Major Investment Properties



Hengbao Plaza, Guangzhou

Hengbao Plaza, Guangzhou (100% owned)

Hengbao Plaza, located in the Li Wan District with a direct pedestrian link to the Changshou Road subway station, is famous for its broad selections of fashionable clothes and delicious cuisines from all over the world. Large-scale retailers and fast-food chains are also located here, providing captive customers from neighbouring residential developments with a one-stop shopping experience. Hengbao Plaza recorded a 57% year-on-year growth in monthly rental income for June 2008 compared with June 2007.

Office Tower II, The Grand Gateway, Shanghai (100% owned)

Designed by Callison Architecture Inc. of United States in an unusual tetragonal prism shape with circular corners, Office Tower II of the Grand Gateway is located directly above the subway station at the heart of Xujiahui commercial circle. Many multinational companies such as Microsoft, Adidas and TESCO have been drawn as its tenants and by the year end, it was over 98% let achieving close to 30% rental increase on lease renewals and new lettings.

Joint-Venture Development in Macau

In April 2005, the Group entered into an agreement to jointly develop a waterfront site with a land area of approximately 1.45 million square feet in Taipa, Macau. The project is still under application for land-use conversion with its total gross floor area to be finalized.

Human Resources

Our human resources are the most valuable assets of the Group. As at 30 June 2008, the Group had approximately 7,300 full-time staff. The Group is committed to exploiting individuals' talents as well as encouraging staff to maintain a solid work-life balance. To support corporate development and meet the differing workplace needs, the Group regularly designs and deploys training courses to improve staff knowledge and skills. Great emphasis is placed on employee relationships, teamwork and communication. The Group regularly conducts a variety of activities to cultivate a sense of belonging among staff while continuously developing an outstanding team of individuals.

Staff Training and Development

Henderson Land's human resources are an essential element behind the Group's continuing success. To fully exploit the talent of its staff, the Group fosters a culture of continual learning by providing comprehensive study and training opportunities. During the year, a total of 35 internal training programmes and seminars were organized by the Group which covered topics in three main areas, namely "Understanding the Mainland's Business Dynamics", "Orientation Programme" and "Management Development Program". These programmes attracted 1,244 participants, accounting for a total of 307 training days. The Group's subsidiaries also organized various training activities for their staff. In addition to in-house training programmes, the Group provided staff with an educational subsidy to encourage and support employees who wished to improve their professional knowledge and skills by enrolling in external courses. The Group has also established an internal e-Learning network to promote a culture of "continual learning" and to enhance the self-learning initiatives of its staff.

Understanding the Mainland's Business Dynamics

As mainland China's economy advances, the Group recognizes the need to equip its staff with the necessary knowledge and skills to support its expanding business operations there. A series of training courses and seminars were organized. These included simplified Chinese characters courses, which aimed to enhance employees' abilities in reading and writing simplified Chinese, which is essential for business communication in mainland China. Throughout the year, a series of seminars on China business were held to help staff understand China's economic development, its government and the mainland property market. To address individual departments' specific needs, the Group developed a series of tailor-made Putonghua pinyin and conversation training courses to further strengthen the standard of Putonghua of its executives.

Orientation Programme

During the year, the Group provided a monthly orientation programme for new staff which is intended to help them quickly adapt to their working environment. The programme introduces the Group's business operations and helps to promote a sense of belonging among new employees.



Simplified Chinese character courses help to enhance employees' reading and writing abilities



Management training programmes are conducted through lectures, group discussions, case studies and workshops



Dr Lee and other senior management led an impromptu singing session at the Group's annual Christmas party which took place at The Mira.

Management Development Program

The Group recognizes the importance of nurturing new management talents in order to sustain its long-term development. A Diploma in Management Development Programme and a Certificate in Supervisory Management Programme were conducted regularly to enhance and strengthen the business knowledge and professional management skills of talented upcoming managers. The programmes covered many important topics, including leadership, time management, customer service, negotiation and presentation skills, project management and crisis management. These programmes were conducted through lectures, group discussions, case studies and workshops.

Staff Activities

The Group organizes a variety of activities and dinner gatherings every year for its staff, strengthening communication between departments and enabling colleagues to socialize with each other outside the workplace.

In December 2007, the Group held its annual Christmas party in the Ballroom of the Miramar Hotel. During the evening, commemorative gold and silver plates were presented to colleagues who have served the Group for twenty and ten years respectively. In addition to prizes and a lucky draw, the party also featured singing and Chinese face-changing performances, which proved very popular, making the night an enjoyable one for all guests and staff.

To show its support for the 2008 Olympics Equestrian Events which took place in Hong Kong, the Group organized a horse-riding barbecue outing. The event provided staff and their families with a greater appreciation for horses and enabled them to try horse-riding.

The Group organizes annual health seminars for its staff. During the year, a Workplace Fitness Exercise Course took place, which taught staff some simple exercises while making them aware of the importance of fitness in the workplace.

The Group has been actively participating in various community activities and encouraged its staff to do the same. During the year, the Group co-organized Blood Donation Day with Hong Kong Red Cross, which received the enthusiastic participation of many staff. Other community activities that the Group and its staff participated in included MTR Hong Kong Race Walking, Suicide Prevention Services's Flag Day, Green Power Hike, Corporate Afforestation Scheme, Dress Special Day, Skip Lunch Day and ORBIS's Pin Day.


MTR
HONG KONG
Race Walking 2008
港鐵競步賽
26a
26d
26c

The Group's staff participated in the MTR Hong Kong Race Walking 2008


2008

A PLATFORM FOR SHARING

The Group's diverse CSR activities included sponsorship of Hong Kong's first territory-wide New Year's Eve countdown event. Spectacular pyrotechnic displays from the roof of the Group's iconic Two ifc building were watched by millions of spectators and television viewers.

Corporate Social Responsibility

As a dedicated corporate citizen with a commitment to corporate social responsibility ("CSR"), Henderson Land strives to pursue business activities that bring simultaneous economic, social and environmental benefits. The Group works in partnership with governments, community bodies, employees and society at large to support growth and stability in the community. The Group was bestowed with a number of honours for its CSR activities during the year. These included being nominated one of "Asia's Trusted Brands" by *Reader's Digest*, awarded the "2007 Hong Kong's Outstanding Enterprise" by *Economic Digest*, as well as being named a "Caring Company" by the Hong Kong Council of Social Services.

The Group has adopted and integrated best practices of CSR into its business, to ensure that we contribute to and engage with local communities. Sustainability lies at the heart of Henderson Land's development activities. The Group employs world-renowned architects and consultants to build sustainable properties that enhance their surroundings, while also contributing to comfortable and friendly communities for our customers to work and live in. Advanced building and construction technologies are adopted to enhance quality and efficiency, while minimizing wastage.

During the year, the Group continued to contribute significantly to support meaningful causes in the community encouraged its employees to extend their help and support to the underprivileged and needy. Following the massive earthquake in Sichuan Province and the neighbouring regions of mainland China on 12 May 2008, the Group promptly adopted a leading role among Hong Kong corporations to provide funds, materials and personnel in support of the disaster relief work.



The National Aquatic Centre "Water Cube" in Beijing

Supported by a personal donation from the Group's chairman Dr Lee Shau Kee, a devoted philanthropist, the Group and its employees, and the Group's associated company, Hong Kong and China Gas, together mobilized a total of HK$120 million in cash and kind to support the Sichuan relief work. Mr Lee Ka Kit, the Group's vice chairman, personally departed for Chengdu to expedite post-quake reconstruction work. As the founder of the Peter KK Lee Care for Life Foundation, Mr Lee also organized a group of psychiatrists and psychiatric experts to offer counseling services to the victims, and provide training to local quake relief teams.

When the relief work entered a new phase of post-quake reconstruction, China began to turn attention again to its role as host of the Beijing 2008 Olympic Games. The Group believes that supporting the Olympic Games, which is the largest international sports event in scale, will bring lasting benefits to the economy, and in turn, contribute to its long-term business success. To demonstrate Henderson Land's commitment to supporting China's staging of the 2008 Olympics, in 2005 the Group and its subsidiary and associate companies pledged a donation of HK$100 million to support the construction of one of the main Olympic venues in Beijing, the National Aquatic Centre "Water Cube". The Water Cube, which took four years to construct, was inaugurated in January 2008, and has become a new landmark in Beijing. The Group was proud to be a donor of the Water Cube, which was the only Olympic venue to be funded by donations from compatriots.

Corporate Social Responsibility

In its home city, the Group backed the HKSAR government's efforts to promote Hong Kong as an Olympic co-host city by committing to be a Property Developer Supporter of the 2008 Beijing Equestrian Events. In addition to monetary support, the Group rolled out a series of high profile activities to promote the Olympic spirit. Free tickets for the Equestrian Events were given to the public through shopping mall programmes. Numerous banners and bunting were displayed across Hong Kong as part of the territory's Olympic City Dress-Up programme to create an Olympics atmosphere.

The Beijing 2008 Olympic Games proved to be a huge success, drawing admiration and applause from all over the world. The Group was honoured to have supported the Games. In the coming year, the Group's CSR focus would be on another international sports event – the 2009 East Asian Games, for which the Group is a Diamond Partner.

Apart from stimulating economic activity, mass celebratory events bring enjoyment to the public and showcase the city's prosperity and vibrancy to the world, reinforcing Hong Kong's positioning as Asia's World City. The Group sponsored Hong Kong's first territory-wide New Year's Eve countdown event on 31 December 2007. The event featured spectacular pyrotechnic displays on Hong Kong's tallest building – Two ifc – the city's iconic landmark that was developed by the Group. Organized by the Hong Kong Tourism Board, the Countdown event attracted 400,000 spectators and was viewed by people around the world via television broadcasts.



A Symphony of Lights – New Year Countdown event held on 31 December 2007

In its endeavours to enrich people's lives, the Group continues to support arts and cultural activities in the community. During the year, the Group sponsored the 16th Le French May festival, which was organized by the Consulate General of France. This large-scale international arts and culture festival comprised a vast array of events running from May to July, predominantly in Hong Kong, with some also taking place in Macau. Spanning diverse artistic forms, the Festival's cultural activities encompassed art exhibitions, music and dance performances, drama productions and gourmet and wine fairs, taking people from all walks of life on an exceptional journey of inspiring experiences.

To promote Chinese culture and to strengthen the understanding and friendship between China and the United Kingdom, the Group became a Founding Partner of China Now – the UK's largest ever festival of Chinese culture. For the six months leading up to the Beijing 2008 Olympic Games, over 1,200 events were held across the UK to showcase the very best aspects of modern Chinese society and culture including art, design,


北京2008年奧運及殘奧
比賽
誓師大會

Beijing 2008 Olympic & Paralympic Equestrian Events pledging ceremony cuisine, science, business and technology, education and sports.

As a leading property developer committed to sustainability and to making the world a better place to live, Henderson Land understands the importance of environmental education. During the year, the Group continued to work together with its stakeholders on activities that promote environmental protection. The Group's 4-year sponsorship of the Green Power Hike, organized by Green Power, has continuously raised awareness that it is the responsibility for every member of society to be the environment steward. An inter-school competition, entitled "Dance with the Birds" organized by the Conservancy Association and sponsored by the Group further enriched the younger generation's appreciation of nature.

The Group's woodland at Ma On Kong, entrusted by the Agricultural, Fisheries and Conservation Department as part of its Corporate Afforestation Scheme, has been restored to greenery after last year's tree-planting. Subsequent woodland conservation activities performed by the Group's employees and its project partner, Friends of the Earth, have helped to achieve an overall growth rate of about 85%.

Henderson Land remains constantly mindful to limit the environmental impact of its day-to-day operations. The Group develops properties in compliance with applicable environmental laws and regulations, and supports measures to prevent pollution by conserving energy and resources, recycling and reducing waste. In July 2008, the Group signed up to the HKSAR government's Carbon Reduction Charter as a Green Partner, undertaking to carry out activities in support of reducing greenhouse gas emissions. The Group's Construction Division and its property management subsidiaries continuously receive numerous environmental awards and accreditations recognizing their efforts in promoting the well-being of society.

The sharing of best practice is essential to the ongoing improvement of industry standards. In the past year, the Group supported various industry events, conferences and opinion platforms. For three consecutive years, the Group has been Venue Sponsor of the Hong Kong Economic Summit, a highly influential opinion platform jointly organized by two of Hong Kong's leading financial media organizations, MetroFinance and the Hong Kong Economic Journal. The Economic Summit 2008 served as valuable forum for the exchange of opinions between political and business leaders, economists and financial professionals on the ways to strengthen Hong Kong's competitive edge, and to increase economic ties between Hong Kong and mainland China.

Other major conferences that the Group supported during the year included "Surveyors in Heritage – Preserving and Adding Value" organized by the Hong Kong Institute of Surveyors; the Hong Kong Institute of Planners' conference, entitled "A Compact and Harmonious City: Planning Concept and Practice"; and "The International Conference on Siting of Locally Unwanted Facilities" organized by the Chinese University of Hong Kong.

The Group's CSR commitment is mirrored by its subsidiary and associated companies. With determined efforts, the Group has made significant progress in attaining its CSR goals. Individually, the Group and its subsidiary and associated companies including Hong Kong and China Gas, Miramar, Hong Kong Ferry, Goodwill Management, Well Born Real Estate Management and Hang Yick Properties Management, were named again as "Caring Companies" by the Hong Kong Council of Social Service this year, recognizing the Group's overall contribution to the community.


企業植林計劃

Woodland conservation activity at Ma On Kong


商界展關懷

Caring Company Scheme 2007/08 recognition ceremony


Henderson Land Group

Dance with the Birds

Management discussion and analysis

Results of operations

The following discussions should be read in conjunction with the Company's consolidated accounts for the financial year ended 30 June 2008.

Turnover and profit

	Turnover		Contribution from operations	
	Year ended 30 June		Year ended 30 June	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Business segments				
— Property development	**9,173**	4,658	**2,737**	1,565
— Property leasing	**2,625**	2,484	**1,741**	1,592
— Construction	**317**	101	**1**	12
— Infrastructure	**272**	189	**192**	131
— Hotel operation	**186**	133	**39**	42
— Other businesses	**919**	791	**385**	212
	13,492	8,356	**5,095**	3,554

	Year ended 30 June	
	2008 HK$ million	2007 HK$ million
Profit attributable to equity shareholders of the Company		
— including the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**15,472**	9,818
— excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**5,707**	5,883
Earnings per share		
— including the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**HK$7.54**	HK$5.19
— excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**HK$2.78**	HK$3.11

The Group recorded a growth in the turnover for the financial year of HK$5,136 million, or 61%, to HK$13,492 million (2007: HK$8,356 million). The growth was contributed mainly by the property development business segment which benefited from the strong performance of the Hong Kong property market during the financial year.

Profit contribution from business segments for the financial year amounted to HK$5,095 million (2007: HK$3,554 million), representing an increase of HK$1,541 million, or 43%, from the previous financial year, which was mainly contributed by the Group's property development, property leasing and infrastructure businesses, as well as the gains on disposal of certain property interests of the Group during the financial year.

Profit attributable to equity shareholders of the Company for the financial year, including the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities, amounted to HK$15,472 million (2007: HK$9,818 million), representing an increase of HK$5,654 million, or 58%, over that for the previous financial year. Earnings per share for the financial year were HK$7.54 (2007: HK$5.19). Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities, profit attributable to equity shareholders of the Company amounted to HK$5,707 million (2007: HK$5,883 million), representing a slight decrease of HK$176 million, or 3%, from the previous financial year. Adjusted earnings per share for the financial year were HK$2.78 (2007: HK$3.11).

In this regard, included in the results for the previous financial year was total non-recurrent income of HK$938 million which comprised (i) the excess of the fair values of net assets of the companies acquired by the Group from Henderson Investment Limited ("HIL") over the consideration paid, which amounted to HK$352 million; and (ii) the Group's attributable share of the gain on the disposal by The Hong Kong and China Gas Company Limited ("HKCG") of its interest in ten piped city-gas joint ventures projects to Towngas China Company Limited which amounted to HK$586 million. After excluding the abovementioned non-recurrent items, the adjusted underlying profit attributable to equity shareholders of the Company for the previous financial year would have amounted to HK$4,945 million, representing earnings per share of HK$2.61 for the previous financial year. Accordingly, the underlying profit attributable to equity shareholders of the Company for the financial year of HK$5,707 million represents an increase of HK$762 million, or 15%, over the adjusted underlying profit attributable to equity shareholders of the Company for the previous financial year of HK$4,945 million. The adjusted earnings per share for the financial year of HK$2.78, as referred to above, also represents an increase of 7% over the earnings per share of HK$2.61 determined on the basis of the adjusted underlying profit attributable to equity shareholders of the Company of HK$4,945 million for the previous financial year.

Discussions on the major business segments are set out below.

Property development

Revenue from property development for the financial year amounted to HK$9,173 million (2007: HK$4,658 million), representing an increase of HK$4,515 million, or 97%, over that for the previous financial year. This was mainly attributable to the sales of various property development projects during the financial year, including The Beverly Hills Phase I, Grand Waterfront, The Sherwood, CentreStage, CentrePlace and Midas Plaza in Hong Kong and Hengli Bayview in Fangcun District, Guangzhou, mainland China. Accordingly, profit contribution reached HK$2,737 million (2007: HK$1,565 million), representing an increase of HK$1,172 million, or 75%, over that for the previous financial year.

During the financial year, the Group's share of pre-tax profit contributions from subsidiaries, associates and jointly controlled entities in relation to property development segment amounted to HK$2,737 million (2007: HK$1,565 million), HK$1,185 million (2007: HK$1,319 million) and HK$463 million (2007: HK$941 million), respectively.

Property leasing

Revenue from property leasing for the financial year amounted to HK$2,625 million (2007: HK$2,484 million), representing an increase of HK$141 million, or 6%, over that for the previous financial year. The growth was mainly attributable to the increase in the average rental rates for new leases and lease renewals for investment properties in Hong Kong and mainland China during the financial year. Profit contribution from property leasing for the financial year amounted to HK$1,741 million (2007: HK$1,592 million), representing an increase of HK$149 million, or 9%, over that for the previous financial year.

Taking into account the Group's share of leasing revenue from investment properties owned by subsidiaries, associates and jointly controlled entities, gross revenue from property leasing attributable to the Group amounted to HK$3,872 million (2007: HK$3,492 million), representing an increase of HK$380 million, or 11%, over that for the previous financial year.

During the financial year, the Group's share of pre-tax net rental income from investment properties owned by the subsidiaries, associates and jointly controlled entities (before any changes in fair value of investment properties and related deferred taxation) amounted to HK$1,741 million (2007: HK$1,592 million), HK$346 million (2007: HK$288 million) and HK$641 million (2007: HK$501 million), respectively.

Construction

The Group principally engages in construction contracts for property development projects in which the Group participates, including property development projects undertaken by the Group's associates and jointly controlled entities. During the financial year, turnover from construction activities increased by 214% to HK$317 million (2007: HK$101 million) which mainly reflects the increased activity of construction work undertaken during the financial year for three major property development projects, when compared with that for the previous financial year. Profit contribution for the financial year amounted to HK$1 million (2007: HK$12 million), representing a decrease of HK$11 million, or 92%, from the previous financial year, which is mainly attributable to the write back of over-provision for direct costs during the previous financial year in relation to direct costs incurred prior to the previous financial year.

Infrastructure

Infrastructure projects in mainland China reported a turnover of HK$272 million for the financial year (2007: HK$189 million), representing an increase of HK$83 million, or 44%, over that for the previous financial year. This was mainly attributable to the increase in traffic volume of a toll bridge in Hangzhou following the completion of major repairs and maintenance work in October 2006. Profit contribution from this business segment for the financial year increased by HK$61 million, or 47%, to HK$192 million (2007: HK$131 million).

Hotel operation

Following the commencement of commercial operations of Newton Place Hotel in Kwun Tong in July 2007, turnover from hotel operation for the financial year increased to HK$186 million (2007: HK$133 million). Profit contribution decreased slightly to HK$39 million (2007: HK$42 million), which was mainly attributable to the fact that Newton Place Hotel was at its start-up phase.

Other businesses

Other businesses comprise mainly department stores operations, investment holding, project management, property management, agency services and provision of finance, cleaning and security guard services, which altogether reported a turnover of HK$919 million for the financial year (2007: HK$791 million), representing an increase of HK$128 million, or 16%, over that for the previous financial year. The growth in the turnover was contributed mainly by the department stores operations, the provision of project management services and the proceeds from disposal of a land site of the Group during the financial year. Accordingly, profit contribution from other businesses for the financial year increased by HK$173 million, or 82%, to HK$385 million (2007: HK$212 million).

Associates

The Group's share of post-tax profits less losses of associates during the financial year amounted to HK$3,224 million (2007: HK$4,058 million), representing a decrease of HK$834 million, or 21%, from the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the associates of HK$1,015 million during the financial year (2007: HK$579 million), the Group's share of the underlying post-tax profits less losses of associates for the financial year amounted to HK$2,209 million (2007: HK$3,479 million), representing a decrease of HK$1,270 million, or 37%, from the previous financial year. The decrease in the Group's share of profits less losses of associates during the financial year, both before and after taking into account the Group's attributable share of changes in the fair value of investment properties (net of deferred taxation) held by associates, is mainly attributable to the decrease in the Group's share of profit from HKCG as referred to below.

In respect of the Group's three listed associates (namely, HKCG, Miramar Hotel and Investment Company, Limited ("Miramar") and Hong Kong Ferry (Holdings) Company Limited ("HK Ferry")), the Group's aggregate share of their post-tax profits for the financial year amounted to HK$2,844 million (2007: HK$3,772 million), representing a decrease of HK$928 million, or 25%, from the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by these three listed associates of HK$833 million during the financial year (2007: HK$478 million), the Group's share of the underlying post-tax profits of these three listed associates amounted to HK$2,011 million for the financial year (2007: HK$3,294 million), representing a decrease of HK$1,283 million, or 39%, from the previous financial year. During the financial year, the Group recorded (a) a decrease in share of profit from HKCG by HK$1,239 million mainly due to the fact that HKCG recorded (i) a gain on disposal of its interest in ten piped city-gas joint venture projects to Towngas China Company Limited which amounted to HK$2,236 million for the corresponding six months ended 30 June 2007 but which amount does not recur during the six months ended 30 June 2008; (ii) a decrease in its share of profits arising from the sale of residential units of Grand Promenade by HK$536 million during the six months ended 30 June 2008 when compared with the corresponding six months ended 30 June 2007; and (iii) investment losses of HK$249 million for the six months ended 30 June 2008 when compared with investment gains of HK$354 million for the corresponding six months ended 30 June 2007, the aggregate effect of which results in a decrease in the Group's share of profit from HKCG by HK$1,318 million for the six months ended 30 June 2008 when compared with the corresponding six months ended 30 June 2007; (b) an increase in share of profit from Miramar by HK$1 million mainly due to the increased profit contributions from the property leasing business and the travel business; and (c) a decrease in share of profit from HK Ferry by HK$45 million mainly for the reason that HK Ferry recorded net realised and unrealised losses on derivative financial instruments of HK$223 million for the six months ended 30 June 2008 when compared with net realised and unrealised gains of HK$110 million for the corresponding six months ended 30 June 2007.

Jointly controlled entities

The Group's share of post-tax profits less losses of jointly controlled entities which are mainly engaged in property development and property investment activities amounted to HK$3,938 million (2007: HK$3,653 million), representing an increase of HK$285 million, or 8%, over that for the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the jointly controlled entities of HK$2,976 million during the financial year (2007: HK$2,328 million), the Group's share of the underlying post-tax profits less losses of jointly controlled entities for the financial year amounted to HK$962 million (2007: HK$1,325 million), representing a decrease of HK$363 million, or 27%, from the previous financial year. Such decrease was mainly attributable to the decrease in the Group's share of profit arising from the sale of Grand Promenade during the financial year.

Finance costs

Finance costs recognised as expenses for the financial year were HK$576 million (2007: HK$508 million). Finance costs capitalised in relation to properties under development during the financial year amounted to HK$520 million (2007: HK$482 million). During the financial year, the Group's effective borrowing rate was approximately 4.01% per annum (2007: 4.68% per annum).

Revaluation of investment properties

The Group recognised a revaluation gain on its investment properties (before deferred taxation and minority interests) of HK$6,706 million in the consolidated profit and loss account for the financial year (2007: HK$1,982 million).

Issue of new shares

As referred to in the paragraph headed "Material acquisitions and disposals" below, for the purpose of financing the Group's acquisition of interest in HKCG from HIL, a subsidiary of the Company whose shares are listed on The Stock Exchange of Hong Kong Limited, the Company issued 204,162,390 new ordinary shares at a price of HK$67.50 per ordinary share on 17 December 2007.

Financial resources and liquidity

External borrowings

On 25 July 2007, the Group issued loan notes (the "Notes") which in aggregate amounted to HK$3,312 million at 30 June 2008. The Notes comprised five tranches for an aggregate amount of US$325 million (equivalent to HK$2,534 million at 30 June 2008) and one tranche in the amount of £50 million (equivalent to HK$778 million at 30 June 2008). These tranches bear fixed interest rates (except for one tranche in the amount of US$10 million which bears floating interest rate) and have maturity periods of between seven to fifteen years. The issue of the Notes extended the debt maturity profile of the Group at 30 June 2008.

Maturity profile and interest cover

At 30 June 2008, the aggregate amount of the Group's bank and other borrowings amounted to approximately HK$35,626 million (2007: HK$18,270 million), of which 99.9% (2007: 99.8%) in value was unsecured. The maturity profile of the bank and other borrowings, the cash and bank balances and the gearing ratio of the Group were as follows:

	30 June 2008 HK$ million	30 June 2007 HK$ million
Bank and other borrowings repayable:		
— Within 1 year	3,307	3,007
— After 1 year but within 2 years	9,093	1,325
— After 2 years but within 5 years	19,914	13,938
— After 5 years	3,312	—
Total bank and other borrowings	35,626	18,270
Less: Cash and bank balances	(15,675)	(9,520)
Net bank and other borrowings	19,951	8,750
Shareholders' funds	121,220	92,219
Gearing ratio (%)	16.5%	9.5%

Gearing ratio is calculated based on the net bank and other borrowings and shareholders' funds of the Group as at the balance sheet date. The Group's gearing ratio increased from 9.5% as at 30 June 2007 to 16.5% as at 30 June 2008, which is attributable mainly to the combined effect of the increase in the Group's net borrowings, the enlargement in the capital base as a result of the Company's issue of new shares (as referred to in the paragraph headed "Issue of new shares" above) and the Group's profit attributable to equity shareholders during the financial year.

The interest cover of the Group is calculated as follows:

	Year ended 30 June	
	2008 HK$ million	2007 HK$ million
Profit from operations (before changes in fair value of investment properties) plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (before taxation)	8,166	8,961
Interest expense (before interest capitalisation)	1,055	954
Interest cover (times)	8	9

During the financial year, the Group demonstrated a strong ability in servicing its interest payments.

With abundant banking facilities in place and the recurrent income generation from its operations, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group is exposed to interest rate and foreign exchange risks. To efficiently and effectively manage these risks, the Group's financing and treasury activities were centrally co-ordinated at the corporate level. As a matter of policy, all transactions in derivative financial instruments are undertaken for risk management purposes only and no derivative financial instruments are held by the Group for speculative purposes.

The Group conducts its businesses primarily in Hong Kong with the related cash flows, assets and liabilities being denominated mainly in Hong Kong dollars ("HKD"). The Group's primary foreign exchange exposure arises from its property developments and investments in mainland China, which are denominated in Renminbi ("RMB"), and the Notes which are denominated in United States dollars and Sterling.

In respect of the Group's operations in mainland China, apart from its capital contributions and, in some cases, loan contributions to projects which are denominated in RMB and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in RMB. In respect of the Notes, on 25 July 2007 (being the issuance date of the Notes), the Group entered into interest rate swap contracts and cross currency swap contracts with certain counterparty banks in the aggregate notional principal amounts of US$325,000,000 (2007: US$Nil) and £50,000,000 (2007: £Nil). The purpose of the swap contracts is to enable the Group to hedge against the interest rate risk and foreign exchange risk which may arise during the financial years between the issuance date and the maturity date in respect of the entire amount of each tranche of the Notes. As a result, the Group does not expect any significant interest rate risk and foreign exchange risk exposures in relation to the Notes.

Material acquisitions and disposals

Pursuant to an agreement dated 2 October 2007 (as supplemented by a supplemental agreement dated 7 November 2007) entered into between the Company and HIL, the Company acquired HIL's entire interest in HKCG (the "HKCG Interest") for a consideration of HK$50,264 million. Completion of the acquisition took place on 17 December 2007 ("Completion Date"). The consideration payable by the Company to HIL comprised (i) the issuance to HIL of the share entitlement note which conferred on the holder thereof the right to call for the issuance by the Company of 636,891,425 new ordinary shares at the closing share price on the Completion Date (including entitlement to the Company's final dividend for the year ended 30 June 2007); and (ii) cash of HK$6,828 million. During the financial year, the Group recorded a goodwill arising from the acquisition of the HKCG Interest in the amount of HK$10,727 million, which is accounted for under the Group's interest in associates.

Save as disclosed above, the Group did not undertake any significant acquisition or disposal of assets or subsidiaries outside its core businesses during the financial year.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2008, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operation rights. At 30 June 2008, the outstanding balance of the Group's secured bank loans was HK$40 million (2007: HK$29 million).

Capital commitments

At 30 June 2008, capital commitments of the Group amounted to HK$16,703 million (2007: HK$7,652 million).

Contingent liabilities

At 30 June 2008, the Group's contingent liabilities amounted to HK$124 million (2007: HK$58 million).

Employees and remuneration policy

At 30 June 2008, the Group had approximately 7,300 (2007: 7,200) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the financial year amounted to HK$1,355 million (2007: HK$1,101 million).

Five Year Financial Summary

	Note	2004 HK$ million	2005 HK$ million	2006 HK$ million	2007 HK$ million	2008 HK$ million
Profit for the year	1	6,173	10,853	13,549	9,818	15,472
Underlying profit for the year	1&2	3,062	4,413	5,268	5,883	5,707
Fixed assets	3	40,510	46,436	56,868	52,831	59,912
Interest in associates		14,249	14,701	16,963	20,536	33,993
Interest in jointly controlled entities		12,019	13,396	16,026	11,168	13,891
Inventories		17,737	19,090	21,036	29,383	37,624
Net debt	4	7,196	11,843	13,035	8,750	19,951
Net asset value	1	58,484	65,638	77,964	92,219	121,220
Net debt to net asset value	1	12.3%	18.0%	16.7%	9.5%	16.5%
		HK$	HK$	HK$	HK$	HK$
Earnings per share	1	3.46	5.98	7.47	5.19	7.54
Underlying earnings per share	1&2	1.71	2.43	2.90	3.11	2.78
Dividends per share	1	0.90	1.00	1.05	1.10	1.10
Net asset value per share	1	32.23	36.17	42.96	47.47	56.46

Notes:

1 *The profits, earnings, dividends, and net asset values shown or referred to above were all attributable to equity shareholders of the Company.*

2 *These figures were calculated based on profit attributable to equity shareholders of the Company and adjusted by excluding the changes in fair value of investment properties of the Group, its associates and jointly controlled entities (net of deferred taxation and minority interests).*

3 *Fixed assets exclude toll highway operation rights.*

4 *Net debt represents the total of bank loans and overdrafts, guaranteed notes, guaranteed convertible notes and other loans minus cash and bank balances.*

Underlying earnings / dividends per share (HK$)


2004
2005
2006
2007
2008
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1.71
0.90
2.43
1.00
2.90
1.05
3.11
1.10
2.78
1.10
Underlying earnings
Dividends

Net asset value per share (HK$)


2004
2005
2006
2007
2008
60
50
40
30
20
10
0

Net debt to net asset value


2004
2005
2006
2007
2008
18
16
14
12
10
8
6
4
2
0
12.3%
18.0%
16.7%
9.5%
16.5%

Maturity profile of the Group's bank and other borrowings


at 30 June 2008
25.52%
55.90%
9.28%
9.30%
Within 1 year
After 1 year but within 2 years
After 2 years but within 5 years
After 5 years

Corporate Governance Report

The Board of Directors of the Company (the "Board") is pleased to present the Corporate Governance Report of the Company for the year ended 30 June 2008.

A) Commitment to Corporate Governance

The Company acknowledges the importance of good corporate governance practices and procedures and regards a pre-eminent board of directors, sound internal controls and accountability to all shareholders as the core elements of its corporate governance principles. The Company endeavours to ensure that its businesses are conducted in accordance with rules and regulations, and applicable codes and standards.

B) Corporate Governance Practices

During the financial year ended 30 June 2008, the Company applied all those principles as set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited and complied with the relevant code provisions in the Code, with the exception of one deviation as set out under the paragraphs on "Board of Directors" below. The application of the relevant principles is stated in the following paragraphs.

C) Board of Directors

a) Responsibilities

The Board has the responsibility for management of the Company, which includes formulating business strategies, and directing and supervising the Company's affairs, approving interim reports and annual reports, announcements and press releases of interim and final results, considering dividend policy, and approving the issue, allotment or disposal or grant of options in respect of unissued new shares or debentures of the Company. The Board makes broad policy decisions and has delegated the responsibility for detailed considerations to the standing committee of the Board (the "Standing Committee").

The day-to-day management, administration and operation of the Company are delegated to the management. The Board gives clear directions to the management as to their powers of management, and circumstances in which the management should report back.

All Directors have full and timely access to all relevant information as well as the advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations are followed. The Non-executive Directors and Independent Non-executive Directors may take independent professional advice at the Company's expense in carrying out their functions, after making a request to the Board.

b) Board Composition

The Board currently comprises twenty members (including alternate director), as detailed below:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Lee Shau Kee *(Chairman and Managing Director)*	Woo Po Shing	Gordon Kwong Che Keung
Lee Ka Kit *(Vice Chairman)*	Leung Hay Man	Ko Ping Keung
Colin Lam Ko Yin *(Vice Chairman)*	Angelina Lee Pui Ling	Wu King Cheong
Lee Ka Shing *(Vice Chairman)*	Lee Tat Man	
John Yip Ying Chee	Jackson Woo Ka Biu *(as alternate to Woo Po Shing)*	
Alexander Au Siu Kee		
Suen Kwok Lam		
Lee King Yue		
Fung Lee Woon King		
Eddie Lau Yum Chuen		
Li Ning		
Patrick Kwok Ping Ho		

The biographical details of the Directors are set out on pages 120 to 123 of this Annual Report. In particular, Dr. Lee Shau Kee is the father of Lee Ka Kit and Lee Ka Shing, father-in-law of Li Ning, and the brother of Lee Tat Man and Fung Lee Woon King. Sir Po-shing Woo is the father of Jackson Woo Ka Biu. Save as aforesaid, none of the members of the Board is related to one another.

The term of office of all Non-executive Directors (including Independent Non-executive Directors) has been fixed for a specific term for three years until 31 December 2010. They are subject to retirement by rotation and re-election at the Company's Annual General Meeting ("AGM") in accordance with the Articles of Association of the Company ("Articles").

During the year ended 30 June 2008, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one Independent Non-executive Director possessing appropriate professional qualifications, or accounting or related financial management expertise.

The appointment of Independent Non-executive Directors strictly adheres to the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received in writing confirmation of their independence from each of the Independent Non-executive Directors and considers them to be independent of the management and free of any relationship that could materially interfere with the exercise of their independent judgment. The Board considers that each of the Non-executive Directors and Independent Non-executive Directors brings his/her own relevant expertise to the Board.

The roles of the chairman and the chief executive officer of the Company have not been segregated as required by code provision A.2.1 of the Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

c) **Appointment and Re-election of Directors**

The Board is empowered under Articles to appoint any person as a Director to fill a casual vacancy on or as an additional member of the Board. Only the most suitable candidates who are experienced and competent and able to fulfill the fiduciary duties and duties of skill, care and diligence would be recommended to the Board for selection.

In accordance with the Articles, new appointments to the Board are subject to re-election by shareholders at the next following AGM. Furthermore, the nearest one-third of the Directors will retire from office by rotation but are eligible for re-election by shareholders at the AGM and the Board will ensure that every Director is subject to retirement by rotation at least once every three years.

d) **Board Meetings**

i) *Number of Meetings and Directors' Attendance*

The Board meets from time to time to discuss and exchange ideas on the affairs of the Company. During the year ended 30 June 2008, the Board held seven meetings to approve interim/final results announcements and interim/annual reports, to determine the level of dividends, to discuss significant issues and the general operation of the Company and to approve matters and transactions specifically reserved to the Board for its decision. The attendance of the Directors is set out in the table on page 100.

ii) *Practices and Conduct of Meetings*

Notices of regular Board meetings are given to all Directors at least 14 days before the meetings. For other Board and committee meetings, reasonable notice is generally given.

The Company Secretary of the Company is responsible for taking and keeping minutes of all Board meetings and committee meetings. Draft minutes are normally circulated to Directors for comment within a reasonable time after each meeting and the final signed version is sent to all Directors for their records and open for Directors' inspection.

D) Board Committees

The Board has set up three main Board Committees, namely, the Standing Committee, the Audit Committee and the Remuneration Committee, for overseeing particular aspects of the Company's affairs. The Standing Committee of the Board operates as a general management committee with delegated authority from the Board. The terms of reference of the Audit Committee and the Remuneration Committee are no less exacting than those set out in the Code.

The Board Committees are provided with sufficient resources to discharge their duties and, upon reasonable request, are able to seek independent professional advice in appropriate circumstances, at the Company's expenses.

a) **Audit Committee**

The Audit Committee was established in December 1998 and reports to the Board. The members of the Audit Committee are:

Independent Non-executive Directors

Gordon Kwong Che Keung *(Chairman)*
Ko Ping Keung
Wu King Cheong

Non-executive Director

Leung Hay Man

The Chairman has the appropriate professional qualifications as required under the Listing Rules. None of the members of the Audit Committee was a former partner of the Company's existing external auditors within one year immediately prior to the dates of their respective appointments. All members have appropriate skills and experience in reviewing financial statements as well as addressing significant control and financial issues of public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the authority and duties of the Audit Committee and amongst its principal duties are the review and supervision of the Company's financial reporting process and internal control procedures. The terms of reference of the Audit Committee are available on the Company's website.

The Audit Committee held three meetings during the year ended 30 June 2008. The major work performed by the Audit Committee in respect of the year ended 30 June 2008 included reviewing and recommending the re-appointment of external auditors, approving the terms of engagement (including the remuneration) of the external auditors, reviewing the unaudited interim report and interim results announcement, reviewing the audited accounts and final results announcement for the year ended 30 June 2008, reviewing the work of the Group's internal audit department and assessing the effectiveness of the Group's systems of risk management and internal control. Additionally, the Independent Non-executive Directors of the Company conducted reviews of the continuing connected transactions as disclosed in the Report of the Directors of this Annual Report.

b) Remuneration Committee

The Remuneration Committee which was established in January 2005 comprises:

Executive Directors	**Independent Non-executive Directors**
Lee Shau Kee	Wu King Cheong *(Chairman)*
Colin Lam Ko Yin	Gordon Kwong Che Keung
	Ko Ping Keung

Each member is sufficiently experienced and is appropriately skilled in the issues of determining executive compensations in public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the specific duties of making recommendations to the Board on the Company's policy and structure for all remuneration of directors and senior management. The terms of reference of the Remuneration Committee are available on the Company's website.

The Remuneration Committee met once during the year ended 30 June 2008. The major work performed by the Remuneration Committee for the year ended 30 June 2008 included reviewing the salary structure of the employees of the Company as well as the remuneration of senior management staff. The Committee also reviewed the remuneration of the Directors with reference to the remuneration level of directors of comparable listed companies.

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance and Appendix 16 to the Listing Rules are set out in note 10 to the accounts on pages 158 and 159. The Directors' fee shall be subject to shareholders' approval at general meetings. Other emoluments shall from time to time be determined by the Board with reference to the Directors' duties and responsibilities and subject to a review by the Remuneration Committee.

c) Attendance Record at Board, Audit and Remuneration Committees' Meetings

The attendance of the individual Directors at the meetings of the Board, the Audit Committee and the Remuneration Committee during the year ended 30 June 2008 is set out in the following table:

	No. of meetings attended/ No. of meetings held		
	Board	Audit Committee	Remuneration Committee
Executive Directors:			
Lee Shau Kee *(Chairman)*	[1]4/7	N/A	1/1
Lee Ka Kit	[1]4/7	N/A	N/A
Colin Lam Ko Yin	7/7	N/A	1/1
Lee Ka Shing	[1]4/7	N/A	N/A
John Yip Ying Chee	7/7	N/A	N/A
Alexander Au Siu Kee	7/7	N/A	N/A
Suen Kwok Lam	7/7	N/A	N/A
Lee King Yue	6/7	N/A	N/A
Fung Lee Woon King	[1]4/7	N/A	N/A
Eddie Lau Yum Chuen	7/7	N/A	N/A
Li Ning	[1]3/7	N/A	N/A
Patrick Kwok Ping Ho	7/7	N/A	N/A
Non-executive Directors:			
Woo Po Shing	[2]5/7	N/A	N/A
Leung Hay Man	7/7	2/3	N/A
Angelina Lee Pui Ling	7/7	N/A	N/A
Lee Tat Man	[1]4/7	N/A	N/A
Independent Non-executive Directors:			
Gordon Kwong Che Keung	7/7	3/3	1/1
Ko Ping Keung	7/7	3/3	1/1
Wu King Cheong	7/7	3/3	1/1

Remarks: 1. *Out of the seven meetings of the Board, two Board meetings were held to consider the proposed acquisition of interests in certain companies of Henderson Investment Limited and another Board meeting was held to consider the proposed acquisitions of development projects. Absence of the relevant Directors in the relevant meetings of the Board was due to his/her deemed interests in the transactions discussed in such meetings.*

2. *Five meetings were attended by his alternate, Mr. Jackson Woo Ka Biu.*

E) Directors' responsibility for the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements for the financial year ended 30 June 2008, which give a true and fair view of the state of affairs of the Company and of the Group at that date and of the Group's results and cash flows for the year then ended and are properly prepared on the going concern basis in accordance with the statutory requirements and applicable accounting standards.

The statement of the Auditors of the Company about their reporting responsibilities on the financial statements of the Company is set out in the Report of the Independent Auditor on page 126.

F) Auditors' Remuneration

For the year ended 30 June 2008, the Auditors of the Company and its subsidiaries would receive approximately HK$14.0 million for audit and audit related services (2007: HK$16.0 million) as well as HK$5.6 million for non-audit services (2007: HK$3.7 million). The significant non-audit services covered by these fees included the following:

Nature of service	Fees paid (HK$million)
Tax services	1.7
Services rendered in respect of the very substantial disposal by a subsidiary	2.1
Other services	1.8
	5.6

G) Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the "Model Code") as the code for dealing in securities of the Company by the Directors. Having made specific enquiries, the Company confirms that all Directors have complied with the required standards as set out in the Model Code.

H) Internal Controls

The Board is responsible for ensuring sound and effective internal control systems to safeguard the shareholders' investment and the Company's assets. The Company has from time to time reviewed the effectiveness of the internal control systems in order to ensure that they meet with the dynamic and ever changing business environment.

The Internal Audit Department of the Company, which reports directly to the Audit Committee and is independent of the Company's daily operations, is responsible for conducting regular audit on the major activities of the Company. Its objective is to ensure that all material controls, including financial, operational and compliance controls and risk management functions are in place and functioning effectively. During the year, the Board has reviewed the effectiveness of the Group's internal control systems through the Internal Audit Department and the Audit Committee.

I) Shareholder Rights and Investor Relations

The Articles contain the rights of shareholders to demand and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights to demand a poll and the poll procedures are included in all circulars in relation to shareholders' meetings and will be explained during the proceedings of shareholders' meetings. In case poll voting is conducted, the poll results will be posted on the websites of the Stock Exchange and the Company on the business day following the shareholders' meeting.

The annual general meetings of the Company provide a forum for communication between the shareholders and the Board. The Chairman of the Board and the chairmen of all the Board Committees, or in their absence, other members of the respective Committees, are available to answer questions at the annual shareholders' meetings.

The Company continues to enhance communications and relationships with its investors. Designated senior management maintains regular communication and dialogue with shareholders, investors and analysts. Enquiries from investors are dealt with in an informative and timely manner.

As a channel to further promote effective communication, the Group maintains a website at http://www.hld.com where the Company's announcements, business developments and operations, financial information, corporate governance practices and other information are posted.

Report of the Directors

The Directors have pleasure in submitting to shareholders their annual report together with the audited accounts for the year ended 30 June 2008.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries during the year were property development and investment, construction, infrastructure, hotel operation, finance, department store operation, project management, investment holding and property management.

An analysis of the Group's turnover and contribution from operations by business segments and geographical segments, is set out in note 15 to the accounts on pages 161 to 166.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30 June 2008 are set out on pages 193 to 196.

Group Profit

The profit of the Group for the year ended 30 June 2008 and the state of affairs of the Company and the Group at that date are set out in the accounts on pages 127 to 198.

Dividends

An interim dividend of HK$0.40 per share was paid on 25 April 2008. The Directors have recommended the payment of a final dividend of HK$0.70 per share to shareholders whose names appear on the Register of Members of the Company on 8 December 2008.

Charitable Donations

Charitable donations made by the Group during the year amounted to HK$15,400,000 (2007: HK$7,900,000).

Fixed Assets

Particulars of the movements in fixed assets during the year are set out in note 16 to the accounts on pages 167 to 169.

Bank Loans and Overdrafts, and Guaranteed Notes

Particulars of bank loans and overdrafts, and Guaranteed Notes of the Company and the Group as at 30 June 2008 are set out in notes 30 and 31 to the accounts on page 179.

Interest Capitalised

The amount of interest capitalised by the Group during the year ended 30 June 2008 is set out in note 8 to the accounts on pages 153 and 154.

Reserves

Particulars of the movements in reserves during the year are set out in note 34 to the accounts on pages 181 to 185.

Share Capital

Details of movements in the Company's share capital during the year, together with the reasons therefor, are set out in note 34 to the accounts on pages 181 to 185.

204,162,390 new ordinary shares of HK$2.00 each in the capital of the Company ("New Shares") were issued and allotted credited as fully paid up at HK$67.50 per share with aggregate nominal value of HK$408,324,780.00 pursuant to the terms and conditions of the agreement dated 2 October 2007 and amended by the supplemental agreement dated 7 November 2007 and entered into between the Company and Henderson Investment Limited ("Henderson Investment"), and the terms of the Share Entitlement Note in respect of the acquisition by the Company of Henderson Investment group's entire interests in The Hong Kong and China Gas Company Limited (as more particularly described in item (5) under the section headed "Interests in Contracts, Connected Transactions and Discloseable Transaction" on page 117). The closing price of the shares in the Company as stated in The Stock Exchange of Hong Kong Limited's daily quotation sheets for 28 September 2007 (being the last trading day before trading in shares in the Company was suspended pending the release of an announcement relating to the aforesaid acquisition) was HK$61.65 per share.

The New Shares represented approximately 10.51% of the issued share capital of the Company and about 9.51% of its issued share capital as enlarged by the issue of the New Shares.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarised on pages 94 and 95.

Development and Investment Properties

Particulars of development and investment properties of the Group are set out on pages 34 to 47 and on pages 65 to 79.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance and Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 10 to the accounts on pages 158 and 159.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

Executive Directors

Dr. the Hon. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit
(Vice Chairman)
Colin Lam Ko Yin
(Vice Chairman)
Lee Ka Shing
(Vice Chairman)
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors

Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Suen Kwok Lam, Mr. Patrick Kwok Ping Ho, Mrs. Angelina Lee Pui Ling and Mr. Wu King Cheong will retire by rotation at the forthcoming annual general meeting in accordance with Article 116 of the Company's Articles of Association and the Code on Corporate Governance Practices and, being eligible, offer themselves for re-election.

Disclosure of Interests

Directors' Interests in Shares

As at 30 June 2008, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)
Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1	7,269,006		1,139,381,866		1,146,650,872	53.41
	Lee Ka Kit	1				1,139,381,866	1,139,381,866	53.07
	Lee Ka Shing	1				1,139,381,866	1,139,381,866	53.07
	Li Ning	1		1,139,381,866			1,139,381,866	53.07
	Lee Tat Man	2	111,393				111,393	0.01
	Lee Pui Ling, Angelina	3	30,000				30,000	0.00
	Lee King Yue	4	252,263		19,800		272,063	0.01
	Fung Lee Woon King	5	1,000,000				1,000,000	0.05
	Woo Ka Biu, Jackson	6		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	7	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	7				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	7				2,076,089,007	2,076,089,007	68.13
	Li Ning	7		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	8	6,666				6,666	0.00
	Lee King Yue	9	1,001,739				1,001,739	0.03
The Hong Kong and China Gas Company Limited	Lee Shau Kee	10	3,903,670		2,705,807,442		2,709,711,112	40.65
	Lee Ka Kit	10				2,705,807,442	2,705,807,442	40.59
	Lee Ka Shing	10				2,705,807,442	2,705,807,442	40.59
	Li Ning	10		2,705,807,442			2,705,807,442	40.59
	Au Siu Kee, Alexander	11		60,500			60,500	0.00

Ordinary Shares (unless otherwise specified) (cont'd)
Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	12	7,799,220		111,732,090		119,531,310	33.55
	Lee Ka Kit	12				111,732,090	111,732,090	31.36
	Lee Ka Shing	12				111,732,090	111,732,090	31.36
	Li Ning	12		111,732,090			111,732,090	31.36
	Lam Ko Yin, Colin	13	150,000				150,000	0.04
	Fung Lee Woon King	14	465,100				465,100	0.13
	Leung Hay Man	15	2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	16			255,188,250		255,188,250	44.21
	Lee Ka Kit	16				255,188,250	255,188,250	44.21
	Lee Ka Shing	16				255,188,250	255,188,250	44.21
	Li Ning	16		255,188,250			255,188,250	44.21
	Woo Po Shing	17	2,705,000		2,455,000		5,160,000	0.89
Towngas China Company Limited	Lee Shau Kee	18			893,172,901		893,172,901	45.63
	Lee Ka Kit	18				893,172,901	893,172,901	45.63
	Lee Ka Shing	18				893,172,901	893,172,901	45.63
	Li Ning	18		893,172,901			893,172,901	45.63
Henderson Development Limited	Lee Shau Kee	19			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	20			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	21	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares (unless otherwise specified) (cont'd)
Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
	Lee Ka Shing	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	19		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	20		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	21		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
Best Homes Limited	Lee Shau Kee	22			26,000		26,000	100.00
	Lee Ka Kit	22				26,000	26,000	100.00
	Lee Ka Shing	22				26,000	26,000	100.00
	Li Ning	22		26,000			26,000	100.00
Drinkwater Investment Limited	Leung Hay Man	23			5,000		5,000	4.49
	Woo Po Shing	24			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	25			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	26	2,000				2,000	20.00

Ordinary Shares (unless otherwise specified) (cont'd)
Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Furnline Limited	Lee Shau Kee	27			3 (A Shares)		3 (A Shares)	100.00
	Lee Shau Kee	28			1 (B Share)		1 (B Share)	100.00
	Lee Ka Kit	27				3 (A Shares)	3 (A Shares)	100.00
	Lee Ka Kit	28				1 (B Share)	1 (B Share)	100.00
	Lee Ka Shing	27				3 (A Shares)	3 (A Shares)	100.00
	Lee Ka Shing	28				1 (B Share)	1 (B Share)	100.00
	Li Ning	27		3 (A Shares)			3 (A Shares)	100.00
	Li Ning	28		1 (B Share)			1 (B Share)	100.00
Gain Base Development Limited	Fung Lee Woon King	29	50				50	5.00
Henfield Properties Limited	Lee Ka Kit	30			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	31			100		100	100.00
	Lee Ka Kit	31				100	100	100.00
	Lee Ka Shing	31				100	100	100.00
	Li Ning	31		100			100	100.00
Perfect Bright Properties Inc.	Lee Shau Kee	32			3 (A Shares)		3 (A Shares)	100.00
	Lee Shau Kee	33			1 (B Share)		1 (B Share)	100.00
	Lee Ka Kit	32				3 (A Shares)	3 (A Shares)	100.00
	Lee Ka Kit	33				1 (B Share)	1 (B Share)	100.00
	Lee Ka Shing	32				3 (A Shares)	3 (A Shares)	100.00
	Lee Ka Shing	33				1 (B Share)	1 (B Share)	100.00
	Li Ning	32		3 (A Shares)			3 (A Shares)	100.00
	Li Ning	33		1 (B Share)			1 (B Share)	100.00
Pettystar Investment Limited	Lee Shau Kee	34			3,240		3,240	80.00
	Lee Ka Kit	34				3,240	3,240	80.00
	Lee Ka Shing	34				3,240	3,240	80.00
	Li Ning	34		3,240			3,240	80.00

Save as disclosed above, none of the Directors or the Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

Share Option Schemes

The Company and its subsidiaries have no share option schemes.

Arrangements to Purchase Shares or Debentures

At no time during the year ended 30 June 2008 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 30 June 2008, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,139,381,866	53.07
Riddick (Cayman) Limited (Note 1)	1,139,381,866	53.07
Hopkins (Cayman) Limited (Note 1)	1,139,381,866	53.07
Henderson Development Limited (Note 1)	1,138,015,800	53.01
Yamina Investment Limited (Note 1)	553,707,300	25.79
Believegood Limited (Note 1)	237,315,300	11.05
South Base Limited (Note 1)	237,315,300	11.05
Persons other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	6.76
Third Avenue Management LLC on behalf of numerous portfolios	140,224,813	6.53
Third Avenue Management LLC on behalf of the Third Avenue Value Fund (Note 35)	103,328,000	5.32

Notes:

1. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,269,006 shares and for the remaining 1,139,381,866 shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 237,315,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 39.06% held by Henderson Land Development Company Limited ("HL") which in turn was 53.01% held by HD; and (v) 1,366,066 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

2. *Mr. Lee Tat Man was the beneficial owner of these shares.*

3. *Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.*

4. *Mr. Lee King Yue was the beneficial owner of 252,263 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.*

5. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

6. *These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.*

7. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

8. *Mr. Lee Tat Man was the beneficial owner of these shares.*

9. *Mr. Lee King Yue was the beneficial owner of these shares.*

10. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,903,670 shares, and for the remaining 2,705,807,442 shares, (i) 1,402,419,759 shares and 585,912,251 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited; 615,295,494 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of Chelco Investment Limited; and Timpani Investments Limited and Chelco Investment Limited were wholly-owned subsidiaries of Faxson Investment Limited which in turn was 100% held by HL; (ii) 4,799,430 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iii) 97,380,508 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

11. These shares were owned by the wife of Mr. Au Siu Kee, Alexander.

12. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,732,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HL; and (ii) 41,532,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited; Max-mercan Investment Limited was wholly-owned by Camay Investment Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

13. Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

14. Madam Fung Lee Woon King was the beneficial owner of these shares.

15. Mr. Leung Hay Man was the beneficial owner of these shares.

16. Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

17. Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

18. These shares were owned by Hong Kong & China Gas (China) Limited, Planwise Properties Limited and Superfun Enterprises Limited, wholly-owned subsidiaries of China Gas. Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 10 and Towngas China Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

19. These shares were held by Hopkins as trustee of the Unit Trust.

20. These shares were held by Hopkins as trustee of the Unit Trust.

21. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

22. *Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares in each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all interests and, liable for all liabilities in Firban Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.*

23. *These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.*

24. *These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.*

25. *Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.*

26. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

27. *These shares were owned by Jetwin International Limited.*

28. *This share was owned by Sunnice Investment Limited, a wholly-owned subsidiary of Profit Best Development Limited which in turn was wholly-owned by HL.*

29. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

30. *Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

31. *Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares in each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all their interests and, liable for all liabilities in Heyield Estate Limited.*

32. *These shares were owned by Jetwin International Limited.*

33. *This share was owned by Sunnice Investment Limited, a wholly-owned subsidiary of Profit Best Development Limited which in turn was wholly-owned by HL.*

34. *Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares in each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all their interests and, liable for all liabilities in Allied Best Investment Limited.*

35. *These shares formed part of the 140,224,813 shares held by Third Avenue Management LLC on behalf of numerous portfolios and the percentage of such 103,328,000 shares was based on the then issued 1,942,580,000 shares of HL as at the reporting date under SFO.*

Interests in Contracts, Connected Transactions and Discloseable Transaction

During the year under review, the Group entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and discloseable transaction as defined under the Listing Rules:

(1) (i) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of the Company made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of Henderson Investment Limited ("Henderson Investment"), with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offered Rate ("HIBOR") quoted by banks. As at 30 June 2008, an amount of approximately HK$16.0 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(ii) Henderson Finance Company Limited made advances from time to time to Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited, subsidiaries of the Company, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30 June 2008, the amounts of approximately HK$1,656.7 million, HK$41.1 million, HK$26.1 million and HK$125.3 million were due by Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited respectively to Henderson Finance Company Limited, which have been included in the accounts under "Amount due to a fellow subsidiary".

(iii) Henderson Real Estate Agency Limited made advances from time to time to Shellson International Limited, a non-wholly owned subsidiary (which became a wholly-owned subsidiary on 3 August 2007) of Henderson China Holdings Limited ("Henderson China"), with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30 June 2008, an amount of approximately HK$181.2 million was due by Shellson International Limited to Henderson Real Estate Agency Limited.

(iv) Henderson Finance Company Limited made advances from time to time to Shellson International Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30 June 2008, an amount of approximately HK$22.6 million was due by Shellson International Limited to Henderson Finance Company Limited, which has been included in the accounts under "Amount due to a fellow subsidiary".

(v) Agreements for the management and construction of the properties of certain owner companies (the "Owner Companies") indirectly controlled by the Private Group (as defined hereafter) entered into by the Owner Companies (including the Henderson Development Limited group) with each of Henderson Real Estate Agency Limited and the subsidiaries of E Man Construction Company Limited, two wholly-owned subsidiaries of the Company, still subsisted at the financial year end.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the transactions and contracts referred to in the above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiaries, Henderson Investment and Henderson China and the Company's ultimate holding company, Henderson Development Limited. Mr. Li Ning was taken to be interested in the transactions and contracts referred to in the above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiary, Henderson Investment. Mr. Lee Ka Kit was further interested in the transactions referred to in (1)(iii) and (iv) above as a director and indirect shareholder of Shellson International Limited.

(2) As at 30 June 2008, Mr. Lee Ka Kit, through companies owned or controlled by him, had interests in two companies in which Henderson China was interested and through which Henderson China held interests in projects. Mr. Lee had 50 per cent interest in Feswin Investment Limited holding Lot 470 of Wanping Road South and 40 per cent interest in Henfield Properties Limited (its properties had been disposed of), with the remaining interests owned by members of the Henderson China Group. Mr. Lee Ka Kit is a Director of the Company.

Mr. Lee Ka Kit agreed to provide and had provided finance in the form of advances to these companies in proportion to his equity interests in these companies. An agreement entered into between Henderson China and Mr. Lee Ka Kit on 15 March 1996 provided that all existing and future advances made by Henderson China and Mr. Lee Ka Kit to these companies would be unsecured, on the same basis and at the same interest rate or without interest. As at 30 June 2008, such advances made by Mr. Lee Ka Kit to the Henderson China Group's associate amounted to approximately HK$81 million and from 1 January 2003 to 30 June 2008, no interest on the advances made by Mr. Lee Ka Kit was charged.

On 3 August 2007, Mr. Lee Ka Kit disposed of his equity interests in certain companies and assigned the advances made to such companies to Henderson China Group. Further details of such disposals are set out in (4)(ii) below.

(3) During the year, the Group made advances to the following non wholly-owned subsidiaries and associates as unsecured working capital repayable on demand:

Best Homes Limited
Choiform Limited
Crown Truth Limited
Feswin Investment Limited
Gain Base Development Limited
Hang Seng Quarry Company Limited
Harvest Development Limited
Lane Success Development Limited
Perlin Development Limited (became a wholly-owned subsidiary on 3 August 2007)
Pettystar Investment Limited
Quickcentre Properties Limited (became a wholly-owned subsidiary on 3 August 2007)
Shellson International Limited (became a wholly-owned subsidiary on 3 August 2007)

Certain Directors of the Company or its subsidiaries have interests in the above companies. Both the Group and such Directors' associates made advances in proportion to their equity interests in the companies. The advances made by the Group and the Directors' associates to the individual companies listed above were either both interest-bearing on identical normal commercial terms or both without interest.

(4) The Company had the following connected/continuing connected transactions, each of which, as disclosed by way of announcement, was subject to the reporting and announcement requirements but exempt from independent shareholders' approval requirements under Chapter 14A of the Listing Rules since each of the applicable percentage ratios was less than 2.5%:

(i) As disclosed in an announcement dated 6 July 2007, Henderson Real Estate Agency Limited ("HREAL") and Heng Lai Construction Company Limited ("Heng Lai"), both wholly-owned subsidiaries of the Company, entered into the project management agreement (the "Project Management Agreement") and the prime cost contract (the "Prime Cost Contract") respectively with Bright Gold Limited ("Bright Gold") on 6 July 2007, in respect of the proposed residential development comprising two blocks of highrise residential buildings, certain blocks of lowrise residential buildings and ancillary car parking spaces at Sha Tin Town Lot 539, New Territories, Hong Kong (the "Development").

The Project Management Agreement stipulated the provision by HREAL of full project management services, project sale, sales management, marketing services and the procurement by HREAL of the provision of estate and building management services for the Development for respective periods not exceeding three years at the fees receiveable by the Group as disclosed in the announcement. The Prime Cost Contract related to the appointment of Heng Lai as main contractor for three years from 6 July 2007 to construct and complete the Development at the main contractor fees together with payments for construction works performed and/or materials supplied by the Group as disclosed in the announcement.

It was anticipated that the annual aggregate amounts receivable by the Group for each of the three years commencing from 6 July 2007 shall not exceed the following caps:

(a) for the Project Management Agreement, HK$60.0 million; and

(b) for the Prime Cost Contract, HK$35.0 million.

Since Dr. Lee Shau Kee (being the Chairman of the Board and an executive Director of the Company) had a 100% deemed interest under the Listing Rules in the issued capital of Bright Gold (being a company indirectly controlled by the private trust of the family of Dr. Lee Shau Kee (the "Private Group") before the Cessation Date (as hereinafter defined)), Bright Gold was a connected person of the Company under the Listing Rules.

The entering into of the Project Management Agreement by HREAL and the Prime Cost Contract by Heng Lai constituted continuing connected transactions of the Company subject to the annual review and reporting requirements under the Listing Rules.

On 13 June 2008 (the "Cessation Date"), the Development was disposed of by the relevant connected persons of the Company to the Group, for which the transactions contemplated under the Project Management Agreement and the Prime Cost Contract ceased to be continuing connected transactions of the Company on the Cessation Date. For the period from 6 July 2007 to the Cessation Date, the amounts received by the Group under the Project Management Agreement and the Prime Cost Contract were HK$4.8 million and HK$26.0 million, respectively.

A Committee of Independent Non-executive Directors of the Company has reviewed and confirmed that the transactions referred to in the Project Management Agreement and the Prime Cost Contract (a) in accordance with the terms of the agreements relating to the transactions in question; (b) in the ordinary and usual course of business of the Group; (c) on normal commercial terms or on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and (d) fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also confirmed that the transactions (a) have received the approval of the Board; (b) are in accordance with the pricing policies of the Group; (c) have been entered into in accordance with the relevant agreements governing the continuing connected transactions; and (d) have not exceeded the aforesaid caps.

(ii) As disclosed in the announcement dated 3 August 2007, the Group as purchaser entered into two acquisition agreements on 3 August 2007 for the purposes of (1) the acquisition of 100% interest in Amanwana Limited together with the relevant shareholders' loans from Mr. Lee Ka Kit and Well Line Development Limited as vendors; and (2) the acquisitions of 25% interest in Shellson International Limited, 50% interest in Perlin Development Limited and 50% interest in Quickcentre Properties Limited together with the relevant shareholders' loans from Mr. Lee Ka Kit as vendor, at an aggregate consideration of HK$2,081.6 million subject to the adjustments as stated in the acquisition agreements (collectively, the "Acquisitions"). The Acquisitions comprised certain interests in a piece of land with a total site area of approximately 107,306 square feet at Lot No.155, Nanjing Road East, Huangpu District, Shanghai, the People's Republic of China ("PRC"), a commercial podium plus a car park basement and apartment and office towers in Dongcheng District, Beijing and certain other properties in Beijing and Shanghai, the PRC.

Mr. Lee Ka Kit is the Vice-Chairman and an executive director of the Company and Well Line Development Limited is a wholly-owned subsidiary of Henderson Development Limited which is a substantial shareholder of the Company (thus both are connected persons of the Company), the entering into of the said agreements constituted connected transactions for the Company.

(iii) As disclosed in the joint announcement dated 29 August 2007, Uniland Development Limited ("UDL"), a wholly-owned subsidiary of Henderson Investment entered into the sale and purchase agreement as the purchaser with seven vendors on 29 August 2007 for the acquisition of 35.94% interest, being all the remaining interest in China Investment Group Limited ("CIG"), the principal business activities of which (including its subsidiaries) are investment holding and the infrastructure business, at a total consideration of HK$145.02 million.

Among the vendors, (a) Wong Ying Wai was a director of CIG, a subsidiary of the Company and Henderson Investment; (b) both Gem Gain Enterprises Limited and Greyhound Investments L.P. were substantial shareholders (each holding 10% interest) of CIG; (c) Pearl Assets Limited was a company controlled by Jackson Woo Ka Biu who was a director of CIG and an alternate to Woo Po Shing, a director of both the Company and Henderson Investment; and (d) each of Sino Grand Investments Limited and Welson Investment Limited was a company controlled by Wong Ying Wai and Choi Koon Shum respectively, each being a director of CIG, and was therefore an associate of a director of a subsidiary of the Company and Henderson Investment. Each of the vendors mentioned in (a) to (d) above was therefore a connected person of the Company and Henderson Investment within the meaning of the Listing Rules. The relevant transaction therefore constituted a connected transaction for each of the Company and Henderson Investment for the purpose of the Listing Rules. The aggregate consideration paid to the said connected persons amounted to HK$134.26 million.

(iv) As disclosed in the announcement dated 18 December 2007, the Group as purchaser entered into two acquisition agreements on 12 December 2007 for the purposes of (1) the acquisition of 100% interest in both China Hero Investments Limited ("China Hero") and Super Ease Limited ("Super Ease") together with the relevant shareholder's loan (due by Super Ease) from Carry Win Limited ("Carry Win") and Mr. Yeung Sai Hong ("Mr. Yeung") as vendors and (2) the acquisition of 100% interest in Gainford Resources Limited ("Gainford") (being a company holding approximately 23.57% interest in Harvest Development Limited ("Harvest")) together with the proportionate shareholder's loan (due by Harvest) from Capital Land Limited ("Capital Land") as vendor at an aggregate consideration of HK$595.87 million subject to the adjustments as stated in the acquisition agreements (collectively, the "Land Acquisitions"). The Land Acquisitions comprised mainly the entire interest in various lots of agricultural land located at Demarcation District No.104, Yuen Long, New Territories, Hong Kong and an approximately 23.57% interest in various lots of agricultural land located at Demarcation District No. 206, Lok Wo Sha, New Territories, Hong Kong.

As Carry Win and Capital Land are companies controlled by Mr. Yeung, who is a substantial shareholder (as defined under the Listing Rules) of certain subsidiaries of the Company, Carry Win and Capital Land are therefore connected persons of the Company under the Listing Rules and the Land Acquisitions constituted connected transactions of the Company under the Listing Rules.

(v) As disclosed in the announcement dated 6 June 2008, the transactions contemplated under the following contracts entered into by the Group constituted connected/continuing connected transactions of the Company:

(a) on 6 June 2008, the Group as purchaser entered into (1) a subscription agreement for the purpose of the acquisition of 100% economic interest in Bright Gold Limited ("Bright Gold") from Furnline Limited ("Furnline") and Perfect Bright Properties Inc. ("Perfect Bright") as vendors; and (2) an acquisition deed for the purpose of the acquisition of all B shares in Furnline and Perfect Bright from Jetwin International Limited ("Jetwin") as vendor at an aggregate consideration of HK$1,278.56 million subject to the adjustments as stated in the acquisition agreement/deed (collectively, the "Project Acquisitions").

The Project Acquisitions comprised mainly the entire interest in a residential development of two blocks of highrise residential buildings, four blocks of lowrise residential buildings and ancillary parking spaces and other facilities being constructed on the parcel of land registered in the Land Registry of Hong Kong as Sha Tin Town Lot No.539 ("Shatin Development") and an approximately 60% interest in a residential development of a residential building with carpark podium and club house being constructed on the parcels of land respectively registered in the Land Registry of Hong Kong as Section A and the Remaining Portion of Inland Lot No. 7898, and the messuages, erections and buildings thereon (if any) now known as No.39 Conduit Road ("Conduit Road Development").

Under the terms of the relevant agreement/deed of the Project Acquisitions, Furnline and Perfect Bright jointly and severally guaranteed the gross sale price of the units/parts of the Shatin Development sold together with the value of the unsold units/parts of the Shatin Development as valued by an independent valuer being not less than HK$3,269.06 million upon the expiry of two years from the issue date of occupation permit(s) and Jetwin also guaranteed that 60% of the gross sale price of the units/parts of the Conduit Road Development sold together with 60% of the value of the unsold units/ parts of Conduit Road Development as valued by an independent valuer being not less than HK$2,193.75 million upon the expiry of two years from the issue date of occupation permit(s). In case of shortfall, Furnline, Perfect Bright and Jetwin would be liable to pay the respective amounts.

As Furnline, Perfect Bright and Jetwin were companies controlled by the Private Group, the Project Acquisitions constituted connected transactions of the Company under the Listing Rules.

(b) shareholders' agreement had been entered into amongst Furnline, Perfect Bright and minority shareholders (the "Minority Shareholders", who owned 40% interest in the Conduit Road Development) to regulate the affairs amongst such shareholders in each of Cityline Venture Limited and Washington Engineering Limited, which were the holding company of the landlords of the Conduit Road Development.

As Mr. Yeung and/or his associates are connected persons of the Company under the Listing Rules, the joint venture between the Group and Mr. Yeung and/or his associates (which are parties amongst the Minority Shareholders) upon the completion of the acquisition of the Conduit Road Development constitutes a connected transaction of the Company under the Listing Rules.

(c) the Group also entered into certain novation agreements/deeds with Carry Express Investment Limited ("Carry Express") and/or Nation Sheen Limited ("Nation Sheen"), being the landlords of the Conduit Road Development, to the effect that the Group would provide certain project management services, leasing and marketing services, sales and marketing services and main contractor services in respect of the Conduit Road Development (collectively, "Provision of Services").

Each of Carry Express and Nation Sheen was an associate of Mr. Yeung and therefore was a connected person of the Company under the Listing Rules. The Provision of Services by the Group to Carry Express and Nation Sheen therefore constituted continuing connected transactions of the Company under the Listing Rules. It was anticipated that the annual aggregate amount receivable by members of the Group, being the annual caps, for each of the three years commencing from June 2008 would not exceed:-

a) for the project management fee, HK$10 million;
b) for the leasing agency fee, HK$15 million;
c) for the sales agency fee, HK$30 million; and
d) for the main contractor fee (exclusive of the landlords' obligations to make direct payment to the nominated sub-contractors), HK$120 million.

During the period from 13 June 2008, date of the relevant novation agreements/deeds, to 30 June 2008, the financial year end date, the amount received by the Group as the main contractor fee was HK$3.4 million. Other than such main contractor fee, there is no project management fee, leasing agency fee and sales agency fee received by the Group during such period.

A Committee of Independent Non-executive Directors of the Company has reviewed and confirmed that the Provision of Services are (a) in accordance with the terms of the agreements/deeds relating to the transactions in question; (b) in the ordinary and usual course of business of the Group; (c) on normal commercial terms or on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and (d) fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also confirmed that the transactions (a) have received the approval of the Board; (b) are in accordance with the pricing policies of the Group; (c) have been entered into in accordance with the relevant agreements/deeds governing the continuing connected transactions; and (d) have not exceeded the aforesaid caps.

(5) On 2 October 2007, the Company and Henderson Investment entered into an agreement providing for the acquisition by the Company of Henderson Investment Group's entire interests in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), representing approximately 39.06% of the then total issued share capital of Hong Kong and China Gas. The consideration for the acquisition comprised (i) the issue to Henderson Investment of a share entitlement note (the "Share Entitlement Note"), which conferred on the holder the right to call for the issue by the Company of 636,891,425 shares of the Company (including entitlement to the Company's final dividend for the year ended 30 June 2007); and (ii) approximately HK$3,707 million in cash. On 7 November 2007, the Company agreed to increase the cash consideration for the acquisition by approximately HK$3,121 million as an additional incentive to the shareholders of Henderson Investment.

As part of the transaction which was completed on 17 December 2007, a distribution in specie per Henderson Investment share of the entitlement to 0.209 share of the Company allotted under the Share Entitlement Note and a cash distribution of HK$1.03 per Henderson Investment share was made by Henderson Investment to its shareholders. After the share premium reduction of Henderson Investment became unconditional, a further cash distribution of HK$1.21 per Henderson Investment share was made by Henderson Investment to its shareholders on 25 January 2008.

The Company paid an aggregate cash consideration of approximately HK$6,828 million, in addition to the Share Entitlement Note, to Henderson Investment and in return, the Company received by way of the cash distributions a sum of approximately HK$4,638 million. Under the terms of the Share Entitlement Note, which conferred on the holder the right to call for the issue by the Company of 636,891,425 shares of the Company, the Company's entitlement to up to 432,729,035 shares of the Company was cancelled upon distribution to the Company and the shares relating thereto were not allotted. Accordingly, only 204,162,390 shares of the Company were allotted to the shareholders of Henderson Investment other than the Company and its subsidiaries. The transaction constituted a discloseable transaction as defined under the Listing Rules and a contract of significance under the applicable laws. A circular and a supplementary circular detailing the above transactions were dispatched by the Company to shareholders of the Company on 20 October 2007 and 14 November 2007 respectively.

(6) The material related party transactions set out in note 39 to the accounts on pages 190 to 192 include transactions that constitute connected/continuing connected transactions for which the disclosure requirements under the Listing Rules have been met.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Listing Rules, the interests of Directors of the Company in businesses which might compete with the Group during the year ended 30 June 2008 and as at 30 June 2008 were as follows:

Dr. Lee Shau Kee, the Chairman of the Company, and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, Directors of the Company, have deemed interests and/or held directorships in companies engaged in the businesses of property investment, development and management in Hong Kong and mainland China. As those companies which might have competing businesses with the Group were involved in the investment, development and management of properties of different types and/or in different locations, the Group, maintaining three independent non-executive directors, has been operating independently of, and at arm's length from, the businesses of those companies.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is of a duration exceeding three years or which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Purchase, Sale or Redemption of the Company's Listed Securities

Save and except for the allotment under the Share Entitlement Note, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year.

Major Customers and Suppliers

For the financial year ended 30 June 2008:

(1) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent of the Group's total purchases.

(2) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent of the Group's total turnover.

Management Discussion and Analysis

A management discussion and analysis of the Group's annual results is shown on pages 86 to 93.

Retirement Benefits Scheme

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Scheme Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions of the Scheme utilised during the year was HK$2,393,000 (2007: HK$1,630,000). As at 30 June 2008, there were no forfeited contributions that could be utilised to reduce the Group's contributions to the Scheme (2007: Nil).

No employees of the Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. The total amount so utilised in the year ended 30 June 2008 was HK$566,000 (2007: HK$647,000) and the balance available to be utilised as at 30 June 2008 was HK$203,700 (2007: HK$38,000).

The Group also participates in the state-organised pension scheme operated by the Government of the PRC for its PRC employees and contributes a certain percentage of the employees' covered payroll to fund the benefits.

The Group's retirement costs charged to the profit and loss account for the year ended 30 June 2008 were HK$48,212,000 (2007: HK$41,437,000).

Revolving Credit Agreement with Covenants of the Controlling Shareholders

A wholly-owned subsidiary of the Company has continuously acted as borrower for a HK$10,000,000,000 revolving credit facility obtained in 2004 as per the Company's announcement dated 17 September 2004 that consists of a 5-year and a 7-year tranche in equal amounts (the "First Facility") from a syndicate of banks under the guarantee given by the Company.

As also disclosed in the Company's announcement dated 26 July 2006, a wholly-owned subsidiary of the Company, as borrower, has obtained a HK$13,350,000,000 5-year revolving credit facility (the "Second Facility") from a syndicate of banks under the guarantee given by the Company.

In connection with the respective First Facility and Second Facility, it will be an event of default if the Company ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the respective First Facility and Second Facility may become due and payable on demand.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditors

A resolution for the re-appointment of KPMG as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 96 to 101.

On behalf of the Board

Lee Shau Kee
Chairman

Hong Kong, 18 September 2008

Biographical Details of Directors and Senior Management

Executive Directors

Dr. the Hon. LEE Shau Kee *GBM, DBA (Hon), DSSc (Hon), LLD (Hon)*, aged 79, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1976 and has been engaged in property development in Hong Kong for more than 50 years. He is also the founder and the chairman and managing director of Henderson Investment Limited, the chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee was awarded Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007. Dr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Believegood Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Mr. Lee Tat Man and Madam Fung Lee Woon King, the father of Ms. Lee Pui Man, Margaret, Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit aged 45, National Committee Member of the Chinese People's Political Consultative Conference, PRC, has been an Executive Director of the Company since 1985 and Vice Chairman since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the PRC business of Henderson Land Group since he joined the Company in 1985. Mr. Lee is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin *BSc, ACIB, MBIM, FCILT*, aged 57, joined the Company in 1982 and has been an Executive Director since 1985 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 35 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Investment Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. He is a member of the Court of The University of Hong Kong and is a Director of The University of Hong Kong Foundation for Educational Development and Research Limited. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE Ka Shing aged 37, a Committee Member of the 10th Guangxi Zhuangzu Zizhiqu Committee and of the 10th Foshan Committee of the Chinese People's Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. He is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited, managing director of Miramar Hotel and Investment Company, Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

YIP Ying Chee, John *LLB, FCIS*, aged 59, has been an Executive Director of the Company since 1997. He graduated from the University of Hong Kong and the London School of Economics and is a solicitor and a certified public accountant. He has over 30 years' experience in corporate finance, and corporate and investment management.

AU Siu Kee, Alexander *OBE, ACA, FCCA, FCPA, FCIB, FHKIB*, aged 61. Mr. Au has been an Executive Director and the Chief Financial Officer of the Company since 8 December 2005. A banker by profession, he was the chief executive officer of Hang Seng Bank Limited from October 1993 to March 1998 and of Oversea-Chinese Banking Corporation Limited in Singapore from September 1998 to April 2002. He was formerly a non-executive director of a number of leading companies including The Hongkong and Shanghai Banking Corporation Limited, MTR Corporation Limited and Hang Lung Group Limited. Currently Mr. Au is an independent non-executive director of Wheelock and Company Limited. Within the Henderson Land Group, he is a non-executive director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. He is also a member of the Council of the Hong Kong University of Science and Technology. An accountant by training, Mr Au is a Chartered Accountant as well as a Fellow of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. Mr. Au is a director of Believegood Limited which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

SUEN Kwok Lam *MH, FHIREA*, aged 61, joined the Company in 1997 and has been an Executive Director of the Company since January 2002. He is also an executive director of Henderson Investment Limited. He is the Vice President of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He was the President of Hong Kong Association of Property Management Companies from 2003 to 2007. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005.

LEE King Yue aged 82, has been an Executive Director of the Company since 1976. He joined Henderson Development Limited, the parent company of the Company on its incorporation in 1973 and has been engaged with Chairman in property development for over 50 years. He is also an executive director of Henderson Investment Limited. Mr. Lee is a director of Yamina Investment Limited, Believegood Limited, Cameron Enterprise Inc. and South Base Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

FUNG LEE Woon King aged 70, has been an Executive Director of the Company since 1976. She joined Henderson Development Limited ("Henderson Development"), the parent company of the Company as treasurer in 1974 and has been an executive director of Henderson Development since 1979. She is also the treasurer of Henderson Development Group, Henderson Land Group and Henderson Investment Group. Madam Fung is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development, Yamina Investment Limited, Believegood Limited, Cameron Enterprise Inc. and South Base Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. She is the sister of Dr. Lee Shau Kee and Mr. Lee Tat Man.

LAU Yum Chuen, Eddie aged 62, has been an Executive Director of the Company since 1987. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

LI Ning *BSc, MBA*, aged 51, has been an Executive Director of the Company since 1992. He holds a B.Sc. degree from Babson College and an M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited. He is the son-in-law of Dr. Lee Shau Kee, the spouse of Ms. Lee Pui Man, Margaret and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

KWOK Ping Ho, Patrick *BSc, MSc, Post-Graduate Diploma in Surveying, ACIB*, aged 56, joined the Company in 1987 and has been an Executive Director since 1993. He holds a B.Sc. (Engineering) degree as well as an M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Investment Limited and a non-executive director of Henderson Sunlight Asset Management Limited, the manager of the publicly-listed Sunlight Real Estate Investment Trust.

Non-executive Directors

Sir Po-shing WOO *Hon LLD, FCIArb, FIMgt, FInstD, FHKMA*, aged 79, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a solicitor and a Consultant of Jackson Woo & Associates. He is also a director of Henderson Investment Limited and Sun Hung Kai Properties Limited. He was admitted to practice as solicitor in England and Hong Kong and is also a Fellow of The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of the King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Development Limited which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

LEUNG Hay Man *FRICS, FCIArb, FHKIS*, aged 74, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a Chartered Surveyor. He is also a director of Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited.

LEE Pui Ling, Angelina *JP, LLB, FCA*, aged 59, has been a Director of the Company since 1996 and was re-designated as Non-executive Director in 2004. Mrs. Lee is a Partner of the firm of solicitors, Woo, Kwan, Lee & Lo, and is a Fellow of the Institute of Chartered Accountants in England and Wales. Mrs. Lee is active in public service and is currently a Non-executive Director of the Securities and Futures Commission and a member of its Takeover and Mergers Panel and Takeovers Appeal Committee, and a Non-executive Director of the Mandatory Provident Fund Schemes Authority. She is also a director of a number of listed companies in Hong Kong.

LEE Tat Man aged 71, has been a Director of the Company since 1976. He has been engaged in property development in Hong Kong for more than 30 years and is also an executive director of Henderson Investment Limited. Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee and Madam Fung Lee Woon King.

WOO Ka Biu, Jackson *MA (Oxon)*, aged 46, has been the Alternate Director to Sir Po-shing Woo, Director of the Company since July 2000 and was re-designated as Non-executive Director in 2004, following the re-designation of Sir Po-shing Woo as Non-executive Director. He is a director of Kailey Group of Companies. He holds an MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Mr. Woo is currently a partner of Jackson Woo & Associates and was a director of N. M. Rothschild & Sons (Hong Kong) Limited ("Rothschild"). Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

Independent Non-executive Directors

KWONG Che Keung, Gordon *FCA*, aged 59, has been an Independent Non-executive Director of the Company since 2004. He graduated from the University of Hong Kong with a bachelor's degree in social sciences in 1972 and qualified as a chartered accountant in England in 1977. He was a partner of Pricewaterhouse from 1984 to 1998 and an independent member of the Council of The Stock Exchange of Hong Kong from 1992 to 1997. He is an independent non-executive director of Henderson Investment Limited and a number of other Hong Kong listed companies.

Professor KO Ping Keung *PhD, FIEEE, JP*, aged 57, has been an Independent Non-executive Director of the Company since 2004. Professor Ko holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of Beijing and Tsinghua University and Emeritus Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 – 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 – 1984. Professor Ko is also an independent non-executive director of Henderson Investment Limited.

WU King Cheong *BBS, JP*, aged 57, has been an Independent Non-executive Director of the Company since 2005. Mr. Wu is a Vice Chairman of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier Pacific Holdings Limited, Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

Senior Management

David Francis DUMIGAN *BSc, C Eng, FICE, FHKIE, RPE*, aged 51, joined the Company in 1995 and is presently the General Manager of Project Management (1) Department. He is a Fellow Member of the Hong Kong Institution of Engineers and Institution of Civil Engineers. Mr. Dumigan has over 26 years' experience in the design and construction of major development projects in Hong Kong and Mainland China.

KWOK Man Cheung, Victor *BA (AS), B Arch (Dist), MSc (Con P Mgt), EMBA, FHKIA, MAPM, RIBA, Authorised Person (Architect), Registered Architect (HK), PRC Class 1 Registered Architect Qualification*, aged 55, joined the Company in 2005 and is presently the General Manager of Project Management (2) Department. He possesses professional qualifications of both a project manager and an architect. He holds a Bachelor of Architecture (Distinction) degree and a Master of Science in Construction Project Management degree from the University of Hong Kong, and an Executive Master of Business Administration degree from Tsinghua University. He is a Fellow Member of The Hong Kong Institute of Architects and a Member of Association of Project Management. He has over 30 years of professional experience in the property and construction industry of Hong Kong and Mainland China.

WONG Ho Ming, Augustine *MSc, MEcon, FHKIS, MRICS, MCIArb, RPS (GP), JP* aged 47, joined the Company in 1996 and is presently the General Manager of Property Development Department. He is a registered professional surveyor and has over 24 years' experience in property appraisal, dealing and development. He was appointed as a Justice of the Peace by the Government of the Hong Kong Special Administrative Region in 2008.

LEUNG Kam Leung *MSc, PGDMS, FHKIS, FRICS, RPS (GP)*, aged 55, joined the Company in 1997 and is presently the General Manager of Property Planning Department. He holds a Master of Science degree in International Real Estate and a Postgraduate Diploma in Management Studies. He is a Fellow Member of The Hong Kong Institute of Surveyors and The Royal Institution of Chartered Surveyors and is also a Registered Professional Surveyor. He has over 30 years' experience in land and property development. Prior to joining the Company, Mr. Leung held a Chief Estate Surveyor post in the Lands Department of the Hong Kong Government and had over 20 years' experience in government land disposal, land exchange, lease modification and premium assessment. He is currently serving on several government advisory committees.

WONG Wing Hoo, Billy *JP, BSc, FICE, FHKIE, FIHT, FHKIHT, RPE*, aged 51, joined the Company in 2006 and is presently the General Manager of Construction Department. He is a fellow member of the Institution of Civil Engineers, Hong Kong Institution of Engineers, Institution of Highways and Transportation and Hong Kong Institution of Highways and Transportation. He is also a Registered Professional Engineer under the Engineers Registration Ordinance Chapter 409. Mr. Wong was appointed as a Justice of the Peace in 2005. He served as President of Hong Kong Construction Association and Chairman of Construction Industry Training Authority, and is currently a member of Construction Industry Council, Chairman of Construction Industry Training Board, and Permanent Supervisor of Hong Kong Construction Association.

TSE Wai Chuen, Tony *FRICS, FHKIS, RPS (GP), CIREA*, aged 54, joined the Company in 2005 and is the General Manager of Sales Department. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors, the Chairman of the Real Estate Services Training Board, Vocational Training Council and Member of Election Committee (Architectural, Surveying and Planning Sector). Mr. Tse has over 30 years' experience in property investment and development and was the President of The Hong Kong Institute of Surveyors in 2004 and member of Town Planning Board from 2002 to 2006.

LEE Pui Man, Margaret *BHum (Hons)*, aged 47, joined the Company in 1984 and is presently the Senior General Manager of Portfolio Leasing Department. She holds a B. Hum. (Honours) degree from the University of London and has over 24 years' experience in marketing development. She is the eldest daughter of Dr. Lee Shau Kee, the spouse of Mr. Li Ning and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

SIT Pak Wing *ACIS, FHIREA*, aged 60, joined the Company in 1991 and is presently the General Manager of Portfolio Leasing Department. He is a Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 30 years' experience in marketing development, leasing and property management.

LIU Cheung Yuen, Timon *BEc, FCPA, CA (Aust), FCS, FCIS*, aged 50, joined the Henderson Land Group in 2005 and is presently the Company Secretary of the Group. Mr. Liu graduated from Monash University, Australia with a bachelor's degree in Economics. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and The Hong Kong Institute of Chartered Secretaries, and an associate of The Institute of Chartered Accountants in Australia. He has many years' experience in accounting, auditing, corporate finance, corporate investment and development, and company secretarial practice.

WONG Wing Kee, Christopher *BSc (Econ), ACA*, aged 45, joined the Company in June 2007 and is presently the General Manager of Accounts Department. Mr. Wong graduated from The London School of Economics and Political Science, University of London and is an associate member of the Institute of Chartered Accountants in England & Wales. He has over 20 years of experience in accounting, auditing, investment banking and corporate finance in the United Kingdom and in Hong Kong. Prior to joining the Company, Mr. Wong was the Chief Financial Officer of Kerry Properties Limited between December 2004 and May 2007.

CHAO Lung Yu *FCCA, CPA*, aged 48, joined the Henderson Land Group in 1990 and was appointed Qualified Accountant of the Company in March 2004. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. He has over 20 years' experience in accounting and auditing.

Accounts



To the shareholders of Henderson Land Development Company Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of Henderson Land Development Company Limited ("the Company") set out on pages 127 to 198, which comprise the consolidated and company balance sheets as at 30 June 2008, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts

The directors of the Company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these accounts based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

18 September 2008

Consolidated Profit and Loss Account

For the year ended 30 June 2008

	Note	2008 HK$ million	2007 HK$ million
Turnover	5	13,492	8,356
Direct costs		(7,345)	(3,647)
		6,147	4,709
Other revenue	6	326	349
Other net income	6	297	25
Other operating (expenses)/income, net	7	(197)	145
Selling and marketing expenses		(886)	(726)
Administrative expenses		(1,249)	(1,015)
Profit from operations before changes in fair value of investment properties		4,438	3,487
Increase in fair value of investment properties	16(a)	6,706	1,982
Profit from operations after changes in fair value of investment properties		11,144	5,469
Finance costs	8(a)	(576)	(508)
		10,568	4,961
Share of profits less losses of associates		3,224	4,058
Share of profits less losses of jointly controlled entities		3,938	3,653
Profit before taxation	8	17,730	12,672
Income tax	9(a)	(1,410)	(698)
Profit for the year		16,320	11,974
Attributable to:			
Equity shareholders of the Company	12 & 34(a)	15,472	9,818
Minority interests	34(a)	848	2,156
Profit for the year	34(a)	16,320	11,974
Dividends payable to equity shareholders of the Company attributable to the year:	13		
Interim dividend declared during the year		859	777
Final dividend proposed after the balance sheet date		1,503	1,360
		2,362	2,137
Earnings per share – basic and diluted	14(a)	HK$7.54	HK$5.19
Adjusted earnings per share	14(b)	*HK$2.78*	*HK$3.11*

The notes on pages 133 to 198 form part of these accounts.

Balance Sheets

At 30 June 2008

	Note	The Group 2008 HK$ million	The Group 2007 HK$ million	The Company 2008 HK$ million	The Company 2007 HK$ million
Non-current assets					
Fixed assets	*16*	59,912	52,831	—	—
Toll highway operation rights	*17*	186	179	—	—
Interests in leasehold land held for own use under operating leases	*18*	1,006	1,034	—	—
Interest in subsidiaries	*19*	—	—	97,000	53,983
Interest in associates	*20*	33,993	20,536	297	365
Interest in jointly controlled entities	*21*	13,891	11,168	126	125
Derivative financial instruments	*22*	268	—	—	—
Other financial assets	*23*	2,164	2,090	—	—
Deferred tax assets	*9(c)*	129	109	—	—
		111,549	87,947	97,423	54,473
Current assets					
Deposits for acquisition of properties	*24*	4,840	2,035	—	—
Inventories	*25*	37,624	29,383	—	—
Trade and other receivables	*26*	5,072	3,525	55	25
Cash held by stakeholders		154	67	—	—
Cash and cash equivalents	*28*	15,675	9,520	1	1
		63,365	44,530	56	26
Assets classified as held for sale	*33*	—	420	—	—
		63,365	44,950	56	26
Current liabilities					
Trade and other payables	*29*	4,589	4,397	28	105
Bank loans and overdrafts	*30*	3,307	3,007	—	—
Current taxation		879	737	—	—
		8,775	8,141	28	105
Liabilities associated with assets classified as held for sale	*33*	—	1	—	—
		8,775	8,142	28	105

At 30 June 2008

	Note	The Group 2008 HK$ million	The Group 2007 HK$ million	The Company 2008 HK$ million	The Company 2007 HK$ million
Net current assets/(liabilities)		54,590	36,808	28	(79)
Total assets less current liabilities		166,139	124,755	97,451	54,394
Non-current liabilities					
Bank loans	*30*	29,007	15,263	—	—
Guaranteed notes	*31*	3,312	—	—	—
Amount due to a fellow subsidiary	*32*	1,872	2,447	—	—
Derivative financial instruments	*22*	309	—	—	—
Deferred tax liabilities	*9(c)*	7,441	6,301	—	—
		41,941	24,011	—	—
NET ASSETS		124,198	100,744	97,451	54,394
CAPITAL AND RESERVES	*34*				
Share capital		4,294	3,886	4,294	3,886
Reserves		116,926	88,333	93,157	50,508
Total equity attributable to equity shareholders of the Company		121,220	92,219	97,451	54,394
Minority interests		2,978	8,525	—	—
TOTAL EQUITY		124,198	100,744	97,451	54,394

Approved and authorised for issue by the Board of Directors on 18 September 2008.

Lee Shau Kee
Lee Tat Man
Directors

The notes on pages 133 to 198 form part of these accounts.

Consolidated Statement of Changes in Equity

For the year ended 30 June 2008

	Note	2008 HK$ million	2008 HK$ million	2007 HK$ million	2007 HK$ million
Total equity at 1 July	*34(a)*		100,744		93,783
Net income for the year recognised directly in equity:					
Exchange difference on translation of accounts of foreign entities			2,096		805
Cash flow hedge: effective portion of changes in fair value, net of deferred tax			(32)		—
Revaluation surpluses, net of deferred tax			64		—
Changes in fair value of available-for-sale securities			(80)		326
Net income for the year recognised directly in equity			2,048		1,131
Transfers from equity:					
Cash flow hedge: transfer from equity to profit or loss, net of deferred tax			1		—
Transfer to profit or loss on impairment of available-for-sale securities			—		13
Realisation of exchange reserve on disposal of subsidiaries			(14)		19
			(13)		32
Net profit for the year			16,320		11,974
Total recognised income and expenses for the year			18,355		13,137
Attributable to:					
— Equity shareholders of the Company		17,439		10,787	
— Minority interests		916		2,350	
		18,355		13,137	
Dividends declared and approved during the year			(2,219)		(2,040)
Dividends paid to minority shareholders			(275)		(5,281)
Distribution to minority shareholders			(16,112)		(90)
Increase in shareholdings in subsidiaries			10,125		174
Acquisition of subsidiaries			470		—
Disposal of subsidiaries			(367)		(2,594)
Repayment to minority shareholders, net			(304)		(1,853)
Movements in equity arising from capital transactions:					
— Issue of shares		408		256	
— Net share premium received		13,373	13,781	5,252	5,508
Total equity at 30 June	*34(a)*		124,198		100,744

The notes on pages 133 to 198 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended 30 June 2008

	Note	2008 HK$ million	2007 HK$ million
Operating activities			
Profit before taxation		17,730	12,672
Adjustments for:			
— Interest income		(309)	(382)
— Dividend income from investments		(44)	(16)
— Fixed assets written off		—	17
— Net (profit)/loss on disposal of fixed assets		(71)	12
— Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination		(10)	(352)
— Provision on inventories		27	24
— Impairment loss for trade and other receivables, net		203	81
— Net fair value loss on derivative financial instruments		3	—
— Net gain on disposal of subsidiaries	*7 & 35(b)*	(150)	(36)
— (Gain)/loss on sale of listed investments		(1)	2
— Impairment loss on available-for-sale securities		—	13
— Increase in fair value of investment properties		(6,706)	(1,982)
— Finance costs		576	508
— Amortisation and depreciation		173	115
— Share of profits less losses of associates		(3,224)	(4,058)
— Share of profits less losses of jointly controlled entities		(3,938)	(3,653)
— Net foreign exchange gain		(232)	(61)
Operating profit before changes in working capital		4,027	2,904
(Increase)/decrease in instalments receivable		(388)	209
Decrease in long term receivable		22	19
Increase in deposits for acquisition of properties		(2,417)	(771)
Increase in inventories (other than those acquired through purchase of subsidiaries and transfers from investment properties)		(332)	(2,226)
Increase in debtors, prepayments and deposits		(308)	(498)
Increase in gross amount due from customers for contract work		(8)	(9)
Increase in cash held by stakeholders		(87)	(44)
Increase/(decrease) in creditors and accrued expenses		129	(105)
(Decrease)/increase in forward sales deposits		(590)	1,291
Increase in rental and other deposits		51	51
Cash generated from operations		99	821
Interest received		51	91
Tax paid			
— Hong Kong		(379)	(262)
— Outside Hong Kong		(213)	(36)
Net cash (used in)/generated from operating activities		(442)	614

Consolidated Cash Flow Statement

For the year ended 30 June 2008

	Note	2008 HK$ million	2007 HK$ million
Investing activities			
Additions to fixed assets		(994)	(974)
Proceeds from disposal of fixed assets		1,229	63
Additional investments in associates		(608)	(33)
Repayment from/(advances to) associates		299	(150)
(Advances to)/repayment from jointly controlled entities		(180)	6,496
Additional investments in jointly controlled entities		—	(535)
Payment for the purchase of available-for-sale securities		(64)	(252)
Proceeds from sale of available-for-sale securities		34	103
Proceeds from redemption of held-to-maturity securities		—	12
Acquisition of subsidiaries	*35(a)*	(3,656)	—
Proceeds from disposal of subsidiaries	*35(b)*	440	1,771
Additional investments in subsidiaries		(760)	(68)
Interest received		242	312
Repayment of loans receivable		—	32
Release of pledged bank deposits		—	20
Dividends received from associates		1,272	929
Dividends received from jointly controlled entities		1,371	314
Distribution from available-for-sale securities		8	—
Dividends received from available-for-sale securities		44	16
Net cash (used in)/generated from investing activities		(1,323)	8,056
Financing activities			
Repayment to minority shareholders, net		(315)	(1,757)
Proceeds from new bank loans		13,031	9,357
Repayment of bank loans		(2,244)	(11,900)
Proceeds from issuance of guaranteed notes		3,309	—
(Decrease)/increase in amount due to a fellow subsidiary		(661)	371
Interest and other borrowing costs paid		(1,095)	(993)
Proceeds from issue of shares		—	5,508
Dividends paid to equity shareholders of the Company		(2,219)	(2,040)
Distribution to minority shareholders		(2,331)	(90)
Dividends paid to minority shareholders		(275)	(5,281)
Net cash generated from/(used in) financing activities		7,200	(6,825)
Net increase in cash and cash equivalents		5,435	1,845
Cash and cash equivalents at 1 July		9,427	7,458
Effect of foreign exchange rate changes		721	124
Cash and cash equivalents at 30 June	*28*	15,583	9,427

The notes on pages 133 to 198 form part of these accounts.

1 General information

Henderson Land Development Company Limited ("the Company") is incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited. The address of the Company's registered office and principal place of business is 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

The principal activity of the Company is investment holding and the principal activities of its subsidiaries are property development and investment, construction, infrastructure, hotel operation and management, finance, department store operations, project management, investment holding and property management.

2 Significant accounting policies

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual HKFRSs, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Company and its subsidiaries (collectively referred to as "the Group") is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company.

There have been no significant changes to the accounting policies applied in these accounts for the years presented as a result of these developments. However, as a result of the adoption of HKFRS 7, *Financial instruments: Disclosures* and the amendment to HKAS 1, *Presentation of financial statements: Capital disclosures*, there have been some additional disclosures provided as follows:

Following the adoption of HKFRS 7, the accounts include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 32, *Financial instruments: Disclosure and presentation*. These disclosures are provided throughout these accounts, in particular in note 4.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information about the Group's level of capital and the Group's objectives, policies and processes for managing capital. These new disclosures are set out in note 34(f).

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial instruments.

Up to the date of issue of these accounts, the HKICPA has issued a number of amendments, new standards and new interpretations which are not yet effective for the year ended 30 June 2008 and which have not been adopted in these accounts.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments may result in new or amended disclosure in the accounts.

		Effective for accounting periods beginning on or after
HKFRS 8	Operating segments	1 January 2009
Revised HKAS 1	Presentation of financial statements	1 January 2009

In respect of HK(IFRIC) – Int 12, *Service concession arrangements* which is effective for accounting periods beginning on or after 1 January 2008, it applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. The adoption of HK(IFRIC) – Int 12 will result in a retrospective change in accounting policy for the Group's toll bridge. The toll bridge is to be reclassified from fixed assets to toll highway operation rights to the extent that the Group receives a right (a license) to charge users of the public service. In addition, as a toll road operator, the Group is required to account for revenue and costs relating to toll road construction or upgrade services in accordance with HKAS 11, *Construction contracts* and account for revenue and costs relating to toll road operation services in accordance with HKAS 18, *Revenue*.

In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations and financial position.

2 Significant accounting policies (continued)

(b) Basis of preparation of the accounts

The consolidated accounts for the year ended 30 June 2008 comprise the Company and its subsidiaries and the Group's interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the accounts is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

— financial instruments classified as available-for-sale securities (see note 2(f));

— derivative financial instruments (see note 2(g)); and

— investment properties (see note 2(i)(i)).

The preparation of accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs and estimates that have significant effect on the accounts are discussed in note 3.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated accounts from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(m)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(z)).

2 Significant accounting policies (continued)

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(z)). The consolidated profit and loss account includes the Group's share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year (see notes 2(e) and (m)).

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group's interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 2(m)), unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(z)).

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(m)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash-generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2 Significant accounting policies (continued)

(f) Other investments in equity securities

The Group's policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(m)).

Investments in securities which do not fall into the above categories are classified as available-for-sale securities. At each balance sheet date the fair value is re-measured, with any resultant gain or loss being recognised directly in equity. Dividend income from these investments is recognised in profit or loss in accordance with the policy set out in note 2(w)(viii). When these investments are derecognised or impaired (see note 2(m)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments.

(g) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is re-measured. The gain or loss on re-measurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for cash flow hedge accounting, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see note 2(h)).

(h) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, the effective portion of any gain or loss on re-measurement of the derivative financial instrument to fair value is recognised directly in equity. The ineffective portion of any gain or loss is recognised immediately in profit or loss. The change in fair value of the hedging instrument that is recognised directly in equity is transferred to profit or loss when the hedged item affects profit or loss.

(i) Fixed assets

(i) Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 2(l)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 2(w)(ii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(l)(i)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 2(l).

Property that is being constructed or developed for future use as investment property is classified as investment properties under development and stated at cost, including borrowing costs capitalised (see note 2(y)), aggregate cost of development, materials and supplies, wages and other direct expenses capitalised, less any impairment losses (see note 2(m)). Upon the completion of the construction or development, it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

2 Significant accounting policies (continued)

(i) Fixed assets (continued)

(ii) Other property, plant and equipment

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation (see note 2(j)) and impairment losses (see note 2(m)):

— hotel properties;

— other land and buildings;

— bridge; and

— other items of plant and equipment.

The cost of self-constructed items of property, plant and equipment includes the aggregate cost of development, materials and supplies, wages, the initial estimate (where relevant) of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of borrowing costs capitalised (see note 2(y)) and other direct expenses capitalised.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

(j) Depreciation of fixed assets

(i) Investment properties and investment properties under development

No depreciation is provided on investment properties and investment properties under development.

(ii) Properties under development for own use

No depreciation is provided until such time as the relevant assets are complete and put into use.

(iii) Hotel properties and other land and buildings

Depreciation is provided on the cost of the leasehold land of properties over the unexpired terms of the leases. Costs of buildings thereon are depreciated on a straight-line basis over the unexpired terms of the respective leases or 40 years if shorter.

(iv) Bridge and other property, plant and equipment

Depreciation is calculated to write off the cost of the bridge and items of property, plant and equipment, less their estimated residual value (if any), using the straight-line method over their estimated useful lives as follows:

Bridge	Over the operating period
Leasehold improvement, furniture and fixtures	5 years
Others	2 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(k) Toll highway operation rights

Toll highway operation rights are stated at cost less accumulated amortisation and impairment losses (see note 2(m)).

Amortisation is provided to write off the cost of toll highway operation rights using the straight-line method over the operating period of 25 years.

Toll highway operation rights are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising from derecognition of toll highway operation rights are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

2 Significant accounting policies (continued)

(l) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group
Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

- property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if it were held under a finance lease (see note 2(i)(i)); and

- land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

(ii) Operating lease charges
Where the Group has the use of assets under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 2(i)(i)) or is held for development for sale (see note 2(n)(ii)).

(m) Impairment of assets

(i) Impairment of investments in equity securities and other receivables
Investments in equity securities (other than investments in subsidiaries, associates and jointly controlled entities: see note 2(m)(ii)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;

- a breach of contract, such as a default or delinquency in interest or principal payments;

- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

2 Significant accounting policies (continued)

(m) Impairment of assets (continued)

(i) *Impairment of investments in equity securities and other receivables (continued)*

If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

— For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of the asset), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

— For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii) *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets (other than properties carried at revalued amounts);

— toll highway operation rights;

— pre-paid interests in leasehold land classified as being held for own use under an operating lease;

— investments in subsidiaries, associates and jointly controlled entities (except for those classified as held for sale (or included in a disposal group that is classified as held for sale)(see note 2(z)); and

— goodwill.

2 Significant accounting policies (continued)

(m) Impairment of assets (continued)

(ii) Impairment of other assets (continued)

If any such indication exists, the asset's recoverable amount is estimated. In addition, the recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently.

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(n) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost and net realisable value are determined as follows:

(i) Leasehold land

The cost of leasehold land, which is held for development for sale, represents the cost of acquisition and the premium, if any, payable to the relevant government authorities. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(ii) Property held for and under development for sale

The cost of properties held for and under development for sale comprises specifically identified cost, including borrowing costs capitalised (see note 2(y)), aggregate cost of development, materials and supplies, wages and other direct expenses capitalised. Net realisable value represents the estimated selling price, based on prevailing market conditions, less estimated costs of completion and costs to be incurred in selling the property.

(iii) Completed properties for sale

Cost is determined by apportionment of the total land and development costs for that development project, attributable to the unsold properties. Net realisable value represents the estimated selling price, based on prevailing market conditions, less estimated costs to be incurred in selling the property.

(iv) Retail, catering stocks and trading goods

Cost is calculated using the weighted average cost formula and comprises all costs of purchase. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

2 Significant accounting policies (continued)

(o) Construction contracts

The accounting policy for contract revenue is set out in note 2(w)(iv). When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense by reference to the stage of completion of the contract at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as the "Gross amount due from customers for contract work" (as an asset) or the "Gross amount due to customers for contract work" (as a liability), as applicable. Progress billings not yet paid by the customers are included in the balance sheet under "Debtors, prepayments and deposits".

(p) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 2(m)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts (see note 2(m)).

(q) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(r) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 2(v)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(s) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(t) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans
Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits
Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2 Significant accounting policies (continued)

(u) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which such deferred tax assets can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2 Significant accounting policies (continued)

(v) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(v)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Other provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(w) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Sale of properties

Revenue arising from the sale of properties held for sale is recognised upon the signing of the sale and purchase agreement or the issuance of an occupation permit/a completion certificate by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are accounted for in the balance sheet as forward sales deposits received.

(ii) Rental income from operating leases

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) Interest income

Interest income is recognised as it accrues using the effective interest method.

(iv) Contract revenue

When the outcome of a construction contract can be estimated reliably:

— revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to the estimated total contract costs for the contract; and

— revenue from a cost plus contract is recognised by reference to the recoverable costs incurred during the period plus an appropriate proportion of the total fee, measured by reference to the proportion that the costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

2 Significant accounting policies (continued)

(w) Revenue recognition (continued)

(v) Toll fee income
Toll fee income is recognised when services are provided.

(vi) Hotel operation
Income from hotel operation is recognised when services are provided.

(vii) Sale of goods
Sale of goods from department store operations is recognised when goods are delivered which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership.

(viii) Dividends

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(x) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 July 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1 July 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(y) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(z) Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or the disposal group, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy, so far as the accounts of the Group are concerned, are deferred tax assets, financial assets (other than investments in subsidiaries, associates and jointly controlled entities) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 2.

Impairment losses on initial classification as held for sale, and on subsequent re-measurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

2 Significant accounting policies (continued)

(aa) Related parties

For the purposes of these accounts, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(ab) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment, which is subject to risks and rewards that are different from those of components operating in other economic environments (geographical segment).

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these accounts.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and fixed assets. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one accounting period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

3 Accounting estimates and judgements

The key sources of estimation, uncertainty and critical accounting judgements in applying the Group's accounting policies are described below.

(i) Valuation of investment properties

As described in note 16, investment properties are stated at fair value based on the valuation performed by an independent firm of professional valuers after taking into consideration the net rental income allowing for reversionary income potential.

In determining the fair value, the valuers have based on a method of valuation which involves, inter alia, certain estimates including current market rents for similar properties in the same location and condition, appropriate discount rates and expected future market rents. In relying on the valuation report, the management has exercised their judgement and are satisfied that the method of valuation is reflective of the current market condition.

(ii) Impairment of non-current assets

If circumstances indicate that the carrying amounts of fixed assets (other than investment properties), toll highway operation rights and interests in leasehold land held for own use under operating leases may not be recoverable, the assets may be considered impaired and are tested for impairment. An impairment loss is recognised when the asset's recoverable amount has declined below its carrying amount. The recoverable amount is the greater of the net selling price and value in use. In determining the recoverable amount which requires significant judgements, the Group estimates the future cash flows to be derived from continuing use and ultimate disposal of the asset and applies an appropriate discount rate to these future cash flows.

3 Accounting estimates and judgements (continued)

(iii) Write-down of inventories for property development

Management performs a regular review on the carrying amounts of inventories for property development. Based on management's review, write-down of inventories for property development will be made when the estimated net realisable value has declined below the carrying amount.

In determining the net realisable value of completed properties for sale, management refers to prevailing market data such as recent sales transactions, market survey reports available from independent property valuers and internally available information, as bases for evaluation.

In respect of leasehold land held for future development and properties held for/under development for sale, the estimate of net realisable value requires the application of a risk-adjusted discount rate to estimate future discounted cash flows to be derived from these properties. These estimates require judgement as to the anticipated sale prices by reference to recent sales transactions in nearby locations, rate of new property sales, marketing costs (including price discounts required to stimulate sales) and the expected costs to completion of properties, the legal and regulatory framework and general market conditions.

(iv) Recognition of deferred tax assets

At 30 June 2008, the Group has recognised deferred tax assets in relation to the unused tax losses as set out in note 9(c). The realisability of deferred tax assets mainly depends on whether it is probable that future taxable profits or taxable temporary differences will be available against which deferred tax assets can be utilised. In cases where the actual future taxable profits or taxable temporary differences generated are less than expected, a reversal of deferred tax assets may arise, which will be recognised in profit or loss for the period in which such a reversal takes place.

4 Financial instruments

Exposure to credit, liquidity, interest rate, foreign currency and equity price risks arises in the normal course of the Group's business. The Group's financial management policies and practices are described below.

(a) Credit risk

The Group's credit risk is primarily attributable to bank deposits, derivative financial instruments entered into for hedging purposes, instalments receivable, rental and other trade receivables. The Group maintains a defined credit policy and the exposures to these credit risks are monitored on an ongoing basis.

Cash is deposited with financial institutions with sound credit ratings and the Group has exposure limit to any single financial institution. Transactions involving derivative financial instruments are also executed with counterparties of sound credit standing. Given their high credit ratings, management does not expect any of these financial institutions will fail to meet their obligations.

For instalments receivable from sale of properties, collateral is usually obtained. Regular review and follow-up actions are carried out on overdue amounts to minimise exposure to credit risk. Regarding toll income receivable, the amount is collected on behalf of the Group by a relevant government body in Hangzhou, mainland China in accordance with the terms of agreement entered into between the Group and the government body. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. For other trade receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

The Group has no concentrations of credit risk in view of its large number of customers. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets. Except for the guarantees given by the Group as disclosed in note 38, the Group does not provide any other guarantees which expose the Group to credit risk.

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade and other receivables are set out in note 26.

(b) Liquidity risk

The treasury function of the Group is arranged centrally to cover expected cash demands. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed funding lines from major financial institutions to meet its liquidity requirements in the short and longer term.

4 Financial instruments (continued)

(b) Liquidity risk (continued)

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's non-derivative financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company can be required to pay:

The Group

	2008					
	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but less than 2 years HK$ million	More than 2 years but less than 5 years HK$ million	More than 5 years HK$ million
Bank loans and overdrafts	32,314	34,418	4,050	9,736	20,632	–
Guaranteed notes	3,312	5,170	203	203	610	4,154
Amount due to a fellow subsidiary	1,872	1,898	26	1,872	–	–
Amounts due to associates	177	177	177	–	–	–
Amounts due to jointly controlled entities	123	123	123	–	–	–
Creditors and accrued expenses	2,912	2,912	2,833	79	–	–
Rental and other deposits	556	556	295	186	72	3
	41,266	45,254	7,707	12,076	21,314	4,157

	2007					
	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but less than 2 years HK$ million	More than 2 years but less than 5 years HK$ million	More than 5 years HK$ million
Bank loans and overdrafts	18,270	20,707	3,654	1,999	15,054	–
Guaranteed notes	–	–	–	–	–	–
Amount due to a fellow subsidiary	2,447	2,548	101	2,447	–	–
Amounts due to associates	108	108	108	–	–	–
Amounts due to jointly controlled entities	212	212	212	–	–	–
Creditors and accrued expenses	2,249	2,249	1,940	309	–	–
Rental and other deposits	500	500	276	149	74	1
	23,786	26,324	6,291	4,904	15,128	1

4 Financial instruments (continued)

(b) Liquidity risk (continued)

The Group (continued)

	2008					2007				
	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but less than 2 years HK$ million	More than 2 years but less than 5 years HK$ million	More than 5 years HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but less than 2 years HK$ million	More than 2 years but less than 5 years HK$ million	More than 5 years HK$ million
Derivatives settled gross:										
Cross currency interest rate swap contracts held as cash flow hedging instruments:										
– outflow	(6,759)	(292)	(292)	(877)	(5,298)	–	–	–	–	–
– inflow	6,956	314	314	941	5,387	–	–	–	–	–

The Company

	2008			2007		
	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million
Creditors and accrued expenses	9	9	9	91	91	91
Amounts due to associates	10	10	10	7	7	7
Amounts due to jointly controlled entities	9	9	9	7	7	7

4 Financial instruments (continued)

(c) Interest rate risk

The Group is exposed to interest rate risk through the impact of rates changes on interest-bearing borrowings which predominantly bear floating interest rates. The Group monitors closely its interest rate exposure and considers hedging significant interest rate exposure should the need arise. In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

		2008	
	Fixed/ floating	**Effective interest rate**	**Within one year HK$ million**
Instalments receivable	**Floating**	**3.25%-9%**	**3,081**
Amounts due from associates	**Floating**	**2.25%-7.25%**	**185**
Amounts due from jointly controlled entities	**Floating**	**2.4%-5.25%**	**190**
Cash and cash equivalents	**Floating**	**0.1%-2.58%**	**7,561**
Cash and cash equivalents	**Fixed**	**0.42%-2.8%**	**8,114**
Bank loans and overdrafts	**Floating**	**1.31%-9.29%**	**(32,314)**
Guaranteed notes	**Fixed**	**6.06%-6.38%**	**(3,234)**
Guaranteed notes	**Floating**	**3.35%**	**(78)**
Amount due to a fellow subsidiary	**Floating**	**1.31%-3.75%**	**(1,872)**

		2007	
	Fixed/ floating	Effective interest rate	Within one year HK$ million
Instalments receivable	Floating	6.75%-11.5%	2,261
Amounts due from associates	Floating	4.25%-9.75%	200
Amounts due from jointly controlled entities	Floating	4.98%-7.75%	171
Cash and cash equivalents	Floating	0%-3.1%	3,480
Cash and cash equivalents	Fixed	0.5%-5.4%	6,040
Bank loans and overdrafts	Floating	4.11%-7.75%	(18,270)
Amount due to a fellow subsidiary	Floating	4.11%-5.88%	(2,447)

(i) *Hedging*

Cross currency interest rate swap contracts, denominated in Hong Kong dollars, United States dollars ("USD") and Pound Sterling ("£"), have been entered into with certain counterparty banks to hedge against, inter alia, the interest rate risk and foreign currency risk which may arise during the period between the issue date and the maturity date in respect of the entire amount of each tranche of the guaranteed notes (see note 31). At 30 June 2008, the Group had cross currency interest rate swap contracts with aggregate notional amounts of USD325 million (2007: USDNil) and £50 million (2007: £Nil), which were designated as cash flow hedges of the interest rate risk and foreign currency risk in relation to the guaranteed notes since 1 January 2008.

4 Financial instruments (continued)

(c) Interest rate risk (continued)

(i) Hedging (continued)

The swap contracts will mature between 25 July 2014 and 25 July 2022 matching the maturity of the related guaranteed notes (see note 4(b)) and have fixed swap interest rates ranging from 5.241% to 5.735% (2007: Nil) per annum. The net fair value of such swap contracts entered into by the Group at 30 June 2008 amounted to HK$268 million (2007: HK$Nil) (derivative financial assets) and HK$309 million (2007: HK$Nil) (derivative financial liabilities) respectively. These amounts are recognised as derivative financial instruments at 30 June 2008 (see note 22).

(ii) Sensitivity analysis

Assuming that the interest rates had increased/decreased by not more than 100 basis points (2007: 100 basis points) at 30 June 2008 and the changes had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date, with all other variables held constant, the impact on the Group's profit after tax and total equity attributable to equity shareholders of the Company is not expected to be material. The exposure to interest rate risk as referred to above represents management's assessment of a reasonably possible change in interest rates during the period from the balance sheet date until the next annual balance sheet date.

(d) Foreign currency risk

The Group owns assets and conducts its businesses primarily in Hong Kong with its cash flows substantially denominated in Hong Kong dollars. The Group reports its results in Hong Kong dollars.

The Group's primary foreign currency exposure arises from its property development and investment activities in mainland China, as the functional currency of these operations is Renminbi. Where appropriate and cost efficient, the Group seeks to finance these investments by Renminbi borrowings with reference to the future Renminbi funding requirements from the investments and their related returns.

The Group is also exposed to foreign currency risk in respect of cash deposits denominated in USD and Japanese Yen ("JPY"), whose aggregate exposure at 30 June 2008 amounted to USD505 million (2007: USD283 million) and JPY40 million (2007: JPY173 million), respectively.

(i) Hedging

The foreign currency risk attributable to the guaranteed notes are being hedged by way of the swap contracts with aggregate notional amounts of USD325 million and £50 million which were entered into between the Group and certain counterparty banks during the year, details of which are set out in note 4(c)(i) above.

(ii) Sensitivity analysis

Assuming that the relevant foreign currencies had strengthened/weakened by not more than 5% (2007: 5%) at 30 June 2008 and the changes had been applied to each of the group entities' exposure to foreign exchange risk for both derivative and non-derivative financial instruments denominated in a currency other than the functional currency of the entity to which they relate and in existence at that date, with all other variables held constant, the impact on the Group's profit after tax and total equity attributable to equity shareholders of the Company is not expected to be material.

The group entities' exposures to foreign currency risk, as stated above, represent management's assessment of a reasonably possible change in foreign exchange rates during the period from the balance sheet date until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the USD would be materially unaffected by any changes in the exchange rates between the USD and other currencies.

4 Financial instruments (continued)

(e) Equity price risk

The Group is exposed to equity price changes arising from equity investments classified as available-for-sale equity securities.

Listed investments held in the available-for-sale equity securities portfolio have been chosen taking reference to their long term growth potential and returns and are monitored regularly for performance. Assuming that the market value of the Group's listed available-for-sale equity securities had increased or decreased by not more than 10% (2007: 10%) at 30 June 2008, with all other variables held constant, the impact on the total equity attributable to equity shareholders of the Company is not expected to be material. Any increase or decrease in the market value of the Group's listed available-for-sale equity securities would not affect the Group's profit after tax unless they are impaired.

(f) Fair values

All financial instruments are carried at amounts not materially different from their fair values at 30 June 2008 and 2007 except as follows:

(i) *Amounts due from/to subsidiaries, associates and jointly controlled entities*
All the amounts due from/to subsidiaries of the Company, certain amounts due from associates and jointly controlled entities of the Group and all the amounts due to associates and jointly controlled entities of the Group are unsecured, interest-free and have no fixed repayment terms. Given these terms it is not meaningful to quantify their fair values and therefore they are stated at cost.

(ii) *Unlisted investments*
Equity securities of HK$111 million at 30 June 2008 (2007: HK$60 million) do not have a quoted market price in an active market and therefore their fair values cannot be reliably measured. They are recognised at cost less impairment losses at the balance sheet date (see note 23).

(g) Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments.

(i) *Securities*
Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

(ii) *Derivative financial instruments*
The fair value of cross currency interest rate swap contracts is calculated as the present value of the estimated future cash flows based on the terms and maturity of each contract, discounted at market interest rates for a similar instrument at the measurement date.

(iii) *Interest-bearing borrowings*
The fair value is estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

5 Turnover

Turnover of the Group represents proceeds from the sale of properties, rental income, income from construction, infrastructure business, hotel operation and management, and others mainly including income from provision of finance, department store operations and management, investment holding, project management, property management, agency services, provision of cleaning and security guard services.

The major items are analysed as follows:

	2008 HK$ million	2007 HK$ million
Sale of properties *(note)*	9,173	4,658
Rental income	2,625	2,484
Construction	317	101
Infrastructure	272	189
Hotel operation	186	133
Others	919	791
	13,492	8,356

Note: Sale of properties in 2008 includes an amount of HK$920 million (2007: HK$1,013 million) relating to the Group's share of sale proceeds from its interest in a property project jointly developed by the Group and an associate.

6 Other revenue and other net income

	2008 HK$ million	2007 HK$ million
Other revenue		
Bank interest income	243	269
Other interest income	13	19
Others	70	61
	326	349
Other net income		
Net foreign exchange gain	227	54
Net profit/(loss) on disposal of fixed assets	71	(12)
Gain/(loss) on sale of listed investments	1	(2)
Net fair value loss on derivative financial instruments	(3)	—
Fixed assets written off	—	(17)
Others	1	2
	297	25

7 Other operating (expenses)/income, net

	2008 HK$ million	2007 HK$ million
Net gain on disposal of subsidiaries *(note (i))*	150	36
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination	10	352
Reversal of impairment loss/(impairment loss) for trade and other receivables		
— trade debtors	63	(81)
— others *(note (ii))*	(266)	—
Provision on inventories	(27)	(24)
Impairment loss on available-for-sale securities	—	(13)
Government rent *(note (iii))*	—	(84)
Others	(127)	(41)
	(197)	145

Notes:

(i) *During the year, the Group sold certain subsidiaries which are engaged in property leasing and infrastructure business (see note 33) for an aggregate consideration of HK$470 million. This resulted in a net gain on disposal of HK$150 million (see note 35(b)).*

(ii) *The impairment loss for the year as referred to above includes an amount of HK$257 million which was written off against certain prepayment of development costs in relation to a property development project in mainland China which was terminated during the year.*

(iii) *Since 1997, the Group received rent demand notes from the Government of the Hong Kong Special Administrative Region ("HKSAR") in respect of the Group's certain sites under development in prior years. The Group objected the demand for government rent payment and obtained a hold-over order on the government rent payment issued by the Rating and Valuation Department. In October 2006, the hold-over order was withdrawn and the Group paid government rent totalling HK$84 million in this regard.*

8 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	2008 HK$ million	2007 HK$ million
(a) Finance costs:		
Bank interest	807	853
Interest on loans repayable within five years	82	101
Interest on loans repayable after five years	166	—
Other borrowing costs	41	36
	1,096	990
Less: Amount capitalised *	(520)	(482)
	576	508

* *The borrowing costs have been capitalised at rates ranging from 1.82% to 6.37% (2007: 4.57% to 4.81%) per annum.*

For the year ended 30 June 2008

8 Profit before taxation (continued)

Profit before taxation is arrived at after charging/(crediting): (continued)

	2008 HK$ million	2007 HK$ million
(b) Staff costs:		
Salaries, wages and other benefits	1,307	1,060
Contributions to defined contribution retirement plans	48	41
	1,355	1,101
(c) Other items:		
Depreciation	144	100
Less: Amount capitalised	(2)	(1)
	142	99
Amortisation of land lease premium	20	6
Amortisation of toll highway operation rights *(note 17)*	11	10
Cost of sales		
— completed properties for sale *(note (i))*	5,606	2,309
— trading stocks	213	138
Auditors' remuneration	20	20
Rentals receivable from investment properties net of direct outgoings of HK$714 million (2007: HK$722 million) *(note (ii))*	(1,464)	(1,341)
Other rental income less direct outgoings	(278)	(251)
Dividend income from investments		
— listed	(28)	(14)
— unlisted	(16)	(2)

Notes:

(i) The amounts in 2008 and 2007 include the cost of properties sold in connection with the property project jointly developed by the Group and the associate as disclosed in note 5.

(ii) Included contingent rental income of HK$141 million (2007: HK$118 million).

9 Income tax

(a) Income tax in the consolidated profit and loss account represents:

	2008 HK$ million	2007 HK$ million
Current tax-Provision for Hong Kong Profits Tax		
Provision for the year	467	305
Under-provision in respect of prior years	3	18
	470	323
Current tax-Provision for taxation outside Hong Kong		
Provision for the year	171	48
Under-provision in respect of prior years	40	9
	211	57
Current tax-Provision for Land Appreciation Tax		
Provision for the year	50	—
Deferred taxation		
Origination and reversal of temporary differences	981	354
Effect of change in tax rate	(302)	(36)
	679	318
	1,410	698

On 27 February 2008, the Financial Secretary of the Government of the HKSAR announced a cut in the Profits Tax rate applicable to the Group's operations in Hong Kong from 17.5% to 16.5% with effect from the fiscal year 2008-09 and a one-off rebate of 75% of tax payable for the 2007-08 assessment subject to a ceiling of HK$25,000. These have been taken into account in the preparation of the Group's 2008 accounts. Accordingly, the provision for Hong Kong Profits Tax has been made at 16.5% (2007: 17.5%) on the estimated assessable profits for the year. The deferred tax liabilities of those subsidiaries in Hong Kong which were subject to Hong Kong Profits Tax rate of 16.5% were decreased by HK$302 million at 1 July 2007.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

Land Appreciation Tax is levied on properties in mainland China developed by the Group for sale, at progressive rates ranging from 30% to 60% on the appreciation of land value, which under the applicable regulations is calculated based on proceeds of sale of properties less deductible expenditure including lease charges of land use rights, borrowing costs and all property development expenditure.

On 16 March 2007, the Tenth National People's Congress approved the Corporate Income Tax Law of the People's Republic of China ("PRC"), under which the new enterprises income tax rates for domestic and foreign enterprises are unified at 25% with effect from 1 January 2008. In this connection, the deferred tax liabilities of those subsidiaries in mainland China which were subject to standard Enterprise Income Tax rate of 33% were decreased by HK$36 million at 1 July 2006. The Corporate Income Tax Law provides preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit.

The Corporate Income Tax Law did not have any significant impact on the Group's results of operations and financial position for the year ended 30 June 2008.

9 Income tax (continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2008 HK$ million	2007 HK$ million
Profit before taxation	17,730	12,672
Notional tax on profit before taxation, calculated at the rates applicable to profits in the countries concerned	2,957	2,190
Tax effect of share of profits less losses of associates and jointly controlled entities	(1,182)	(1,349)
Tax effect of non-deductible expenses	34	18
Tax effect of non-taxable revenue	(123)	(157)
Tax effect of current year's tax losses not recognised	121	72
Tax effect of prior year's tax losses utilised	(29)	(41)
Tax effect of unused tax losses not recognised in prior years now recognised	(7)	(26)
Tax effect of property revaluation released upon disposal of investment properties	(138)	—
Effect of opening deferred tax balances resulting from a decrease in tax rate (note 9(a))	(302)	(36)
One-off rebate of profits tax	(2)	—
Under-provision in respect of prior years	43	27
Land Appreciation Tax	38	—
Actual tax expense	1,410	698

(c) Deferred tax assets and liabilities recognised:

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	The Group							
Deferred taxation arising from:	Depreciation allowances in excess of related depreciation HK$ million	Revaluation of properties HK$ million	Elimination and capitalisation of expenses HK$ million	Fair value adjustment on business combination HK$ million	Consideration receivable on disposal of toll collection right of toll bridges HK$ million	Tax losses HK$ million	Others HK$ million	Total HK$ million
At 1 July 2006	634	4,921	356	376	14	(417)	3	5,887
Exchange adjustments	5	(1)	–	–	1	–	–	5
(Credited)/charged to profit or loss	(2)	302	(29)	–	(1)	48	–	318
Additional investments in subsidiaries	–	2	(9)	130	–	–	(2)	121
Disposal of subsidiaries	(18)	(131)	–	–	–	11	(1)	(139)
At 30 June 2007	619	5,093	318	506	14	(358)	–	6,192
At 1 July 2007	619	5,093	318	506	14	(358)	–	6,192
Exchange adjustments	12	3	–	–	2	–	–	17
Charged/(credited) to profit or loss	61	570	(66)	(6)	(2)	122	–	679
Charged/(credited) to reserves	–	13	–	–	–	–	(6)	7
Acquisition of subsidiaries	–	–	–	420	–	–	–	420
Disposal of subsidiaries	(8)	(4)	–	–	–	9	–	(3)
At 30 June 2008	684	5,675	252	920	14	(227)	(6)	7,312

For the year ended 30 June 2008

9 Income tax (continued)

(c) Deferred tax assets and liabilities recognised: (continued)

	The Group	
	2008 HK$ million	2007 HK$ million
Net deferred tax assets recognised in the consolidated balance sheet	(129)	(109)
Net deferred tax liabilities recognised in the consolidated balance sheet	7,441	6,301
	7,312	6,192

(d) Deferred tax assets not recognised:

Deferred tax assets have not been recognised in respect of the following items:

	The Group			
	2008		2007	
	Deductible temporary differences/ tax losses HK$ million	Deferred tax assets HK$ million	Deductible temporary differences/ tax losses HK$ million	Deferred tax assets HK$ million
Deductible temporary differences	36	6	389	68
Future benefits of tax losses				
Hong Kong *(note (a))*				
— Assessed by the Inland Revenue Department	744	123	1,007	176
—Not yet assessed by the Inland Revenue Department	2,376	392	1,560	273
Outside Hong Kong *(note (b))*	125	30	525	131
	3,281	551	3,481	648

Notes:

(a) The tax losses do not expire under current tax legislation.

(b) The tax losses can be carried forward to offset against taxable profits of subsequent years for up to five years from the year in which they arose.

The Group has not recognised deferred tax assets in respect of deductible temporary differences and unused tax losses of certain subsidiaries as it is not probable that sufficient future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

10 Directors' remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2008				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Discretionary bonuses HK$'000	Retirement scheme contributions HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	70	10,439	—	—	10,509
Lee Ka Kit	70	13,819	—	12	13,901
Colin Lam Ko Yin	70	7,095	34,000	395	41,560
Lee Ka Shing	70	10,820	—	443	11,333
John Yip Ying Chee	50	6,069	28,060	337	34,516
Alexander Au Siu Kee	50	7,471	8,700	346	16,567
Suen Kwok Lam	70	4,593	6,515	255	11,433
Lee King Yue	70	3,585	—	160	3,815
Fung Lee Woon King	50	3,828	3,550	212	7,640
Eddie Lau Yum Chuen	70	—	—	—	70
Li Ning	70	3,637	—	147	3,854
Patrick Kwok Ping Ho	120	4,532	—	205	4,857
Non-executive Directors					
Sir Po-shing Woo	70	—	—	—	70
Leung Hay Man	70	430	—	—	500
Angelina Lee Pui Ling	50	—	—	—	50
Lee Tat Man	70	—	—	—	70
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	70	430	—	—	500
Professor Ko Ping Keung	70	430	—	—	500
Wu King Cheong	70	430	—	—	500
Total	1,300	77,608	80,825	2,512	162,245

For the year ended 30 June 2008

10 Directors' remuneration (continued)

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows: (continued)

	2007				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Discretionary bonuses HK$'000	Retirement scheme contributions HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	70	8,820	—	—	8,890
Lee Ka Kit	70	12,958	—	12	13,040
Colin Lam Ko Yin	70	6,567	19,490	364	26,491
Lee Ka Shing	70	7,490	—	324	7,884
John Yip Ying Chee	50	5,402	15,000	301	20,753
Alexander Au Siu Kee	50	7,650	5,000	331	13,031
Suen Kwok Lam	70	4,170	5,200	232	9,672
Lee King Yue	70	2,767	—	154	2,991
Fung Lee Woon King	50	3,664	2,142	203	6,059
Eddie Lau Yum Chuen	70	—	—	—	70
Li Ning	70	2,701	—	134	2,905
Patrick Kwok Ping Ho	120	3,985	—	193	4,298
Non-executive Directors					
The Hon. Lo Tak Shing ^	25	—	—	—	25
Sir Po-shing Woo	70	—	—	—	70
Leung Hay Man	70	430	—	—	500
Angelina Lee Pui Ling	50	—	—	—	50
Lee Tat Man	70	—	—	—	70
Vincent Liang ^	—	—	—	—	—
Jackson Woo Ka Biu	—	—	—	—	—
Independent non-executive Directors					
Gordon Kwong Che Keung	70	430	—	—	500
Professor Ko Ping Keung	70	430	—	—	500
Wu King Cheong	70	430	—	—	500
Total	1,325	67,894	46,832	2,248	118,299

^ *The Hon. Lo Tak Shing passed away on 11 December 2006. Mr Vincent Liang ceased to be the alternate director to The Hon. Lo on the same date.*

There was no arrangement under which a director had waived or agreed to waive any remuneration during the current and prior years.

11 Individuals with highest emoluments

Of the five individuals with the highest emoluments, four (2007: four) of them are directors whose emoluments are disclosed in note 10. The emoluments in respect of the remaining one (2007: one) individual are as follows:

	The Group	
	2008	2007
	HK$'000	HK$'000
Salaries, emoluments, other allowances and benefits	**5,092**	5,808
Discretionary bonuses	**7,000**	11,714
Retirement scheme contributions	**281**	196
	12,373	17,718

12 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a profit of HK$31,495 million (2007: HK$12,229 million) which has been dealt with in the accounts of the Company.

13 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2008	2007
	HK$ million	HK$ million
Interim dividend declared and paid of HK$0.4 (2007: HK$0.4) per share	**859**	777
Final dividend proposed after the balance sheet date of HK$0.7 (2007: HK$0.7) per share	**1,503**	1,360
	2,362	2,137

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividend payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2008	2007
	HK$ million	HK$ million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.7 (2007: HK$0.65) per share	**1,360**	1,263

14 Earnings per share

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$15,472 million (2007: HK$9,818 million) and on the weighted average number of 2,052 million ordinary shares (2007: 1,892 million ordinary shares) in issue during the year.

There were no dilutive potential shares in existence during the years ended 30 June 2007 and 2008, therefore diluted earnings per share are the same as basic earnings per share for both the current and prior years.

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	2008 HK$ million	2007 HK$ million
Profit attributable to equity shareholders of the Company	15,472	9,818
Effect of changes in fair value of investment properties	(6,706)	(1,982)
Effect of deferred taxation on changes in fair value of investment properties	732	303
Effect of share of changes in fair value of investment properties (net of deferred taxation) of:		
— associates	(1,015)	(579)
— jointly controlled entities	(2,976)	(2,328)
Effect of share of minority interests	200	651
Adjusted earnings for calculation of earnings per share	5,707	5,883
Adjusted earnings per share	HK$2.78	HK$3.11

15 Segmental information

Segmental information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Property development	:	development and sale of properties
Property leasing	:	leasing of properties
Construction	:	construction of building works
Infrastructure	:	investment in infrastructure projects
Hotel operation	:	hotel operations and management
Others	:	provision of finance, department store operations and management, investment holding, project management, property management, agency services, provision of cleaning and security guard services

15 Segmental information (continued)

Business segments (continued)

	Property development HK$ million	Property leasing HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
For the year ended 30 June 2008								
Income and results								
Turnover	9,173	2,625	317	272	186	919	–	13,492
Other revenue (excluding bank interest income)	3	7	3	1	13	56	–	83
External revenue	9,176	2,632	320	273	199	975	–	13,575
Inter-segment revenue	–	173	1,835	–	1	65	(2,074)	–
Total revenue	9,176	2,805	2,155	273	200	1,040	(2,074)	13,575
Segment results	2,709	1,792	85	192	39	401		5,218
Inter-segment transactions	28	(51)	(84)	–	–	(16)		(123)
Contribution from operations	2,737	1,741	1	192	39	385		5,095
Bank interest income								243
Provision on inventories	(27)	–	–	–	–	–		(27)
Unallocated operating expenses net of income								(873)
Profit from operations								4,438
Increase in fair value of investment properties								6,706
Finance costs								(576)
								10,568
Share of profits less losses of associates *(note (i))*								3,224
Share of profits less losses of jointly controlled entities *(note (ii))*								3,938
Profit before taxation								17,730
Income tax								(1,410)
Profit for the year								16,320

For the year ended 30 June 2008

15 Segmental information (continued)

Business segments (continued)

	Property development HK$ million	Property leasing HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
For the year ended 30 June 2008 (continued)								
Balance sheet								
Segment assets	48,899	54,762	287	1,464	1,855	2,741	(198)	109,810
Interest in associates								33,993
Interest in jointly controlled entities								13,891
Unallocated assets								17,220
Total assets								174,914
Segment liabilities	2,017	788	827	56	15	600	(198)	4,105
Unallocated liabilities								46,611
Total liabilities								50,716
Other information								
Depreciation and amortisation for the year	(4)	(10)	(2)	(51)	(54)	(52)		
Capital expenditure incurred during the year	10,769	115	—	1	52	6		

For the year ended 30 June 2008

15 Segmental information (continued)

Business segments (continued)

	Property development HK$ million	Property leasing HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
For the year ended 30 June 2007								
Income and results								
Turnover	4,658	2,484	101	189	133	791	—	8,356
Other revenue (excluding bank interest income)	—	6	2	4	4	64	—	80
External revenue	4,658	2,490	103	193	137	855	—	8,436
Inter-segment revenue	—	149	732	—	1	32	(914)	—
Total revenue	4,658	2,639	835	193	138	887	(914)	8,436
Segment results	1,508	1,625	53	131	43	211		3,571
Inter-segment transactions	57	(33)	(41)	—	(1)	1		(17)
Contribution from operations	1,565	1,592	12	131	42	212		3,554
Bank interest income								269
Provision on inventories	(24)	—	—	—	—	—		(24)
Unallocated operating expenses net of income								(312)
Profit from operations								3,487
Increase in fair value of investment properties								1,982
Finance costs								(508)
								4,961
Share of profits less losses of associates *(note (i))*								4,058
Share of profits less losses of jointly controlled entities *(note (ii))*								3,653
Profit before taxation								12,672
Income tax								(698)
Profit for the year								11,974

For the year ended 30 June 2008

15 Segmental information (continued)

Business segments (continued)

	Property development HK$ million	Property leasing HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
For the year ended 30 June 2007 (continued)								
Balance sheet								
Segment assets	38,764	45,820	131	1,615	1,885	2,709	(253)	90,671
Interest in associates								20,536
Interest in jointly controlled entities								11,168
Unallocated assets								10,522
Total assets								132,897
Segment liabilities	2,248	775	423	97	66	673	(253)	4,029
Unallocated liabilities								28,124
Total liabilities								32,153
Other information								
Depreciation and amortisation for the year	—	(9)	(1)	(32)	(21)	(52)		
Capital expenditure incurred during the year	5,313	220	2	174	—	43		

15 Segmental information (continued)

Geographical segments

	Hong Kong HK$ million	Mainland China HK$ million	Consolidated HK$ million
For the year ended 30 June 2008			
Turnover	**11,302**	**2,190**	**13,492**
Other revenue (excluding bank interest income)	**69**	**14**	**83**
External revenue	**11,371**	**2,204**	**13,575**
Segment assets	**78,504**	**31,504**	
Capital expenditure incurred during the year	**6,833**	**4,110**	
For the year ended 30 June 2007			
Turnover	7,954	402	8,356
Other revenue (excluding bank interest income)	69	11	80
External revenue	8,023	413	8,436
Segment assets	71,729	19,195	
Capital expenditure incurred during the year	3,497	2,255	

Notes:

(i) *Included in the Group's share of profits less losses of associates during the year is an amount of HK$983 million (2007: HK$1,094 million) contributed from the property development segment, and an amount of HK$1,258 million (2007: HK$821 million) contributed from the property leasing segment (taking into account the changes in fair value of investment properties (net of deferred taxation) during the year of HK$1,015 million (2007: HK$579 million)).*

(ii) *Included in the Group's share of profits less losses of jointly controlled entities during the year is an amount of HK$390 million (2007: HK$795 million) contributed from the property development segment, and an amount of HK$3,342 million (2007: HK$2,712 million) contributed from the property leasing segment (taking into account the changes in fair value of investment properties (net of deferred taxation) during the year of HK$2,976 million (2007: HK$2,328 million)).*

For the year ended 30 June 2008

16 Fixed assets

(a) The Group

	Investment properties HK$ million	Investment properties under development HK$ million	Hotel properties HK$ million	Other land and buildings HK$ million	Properties under development for own use HK$ million	Bridge HK$ million	Others HK$ million	Total HK$ million
Cost or valuation:								
At 1 July 2006	54,167	657	601	332	877	560	801	57,995
Exchange adjustments	273	–	–	–	–	59	4	336
Additions	427	541	–	2	187	173	89	1,419
Disposals								
– through disposal of subsidiaries	(1,441)	–	–	–	–	–	–	(1,441)
– others	(46)	–	–	(32)	–	–	(57)	(135)
Surplus on revaluation	1,982	–	–	–	–	–	–	1,982
Transfer to inventories	(5,183)	(346)	–	–	–	–	–	(5,529)
Written off	–	–	–	–	–	–	(75)	(75)
Transfer to hotel properties	–	–	355	–	(1,064)	–	–	(709)
At 30 June 2007	50,179	852	956	302	–	792	762	53,843
Representing:								
Cost	–	852	956	302	–	792	762	3,664
Valuation	50,179	–	–	–	–	–	–	50,179
	50,179	852	956	302	–	792	762	53,843
Accumulated depreciation and impairment losses:								
At 1 July 2006	–	–	150	54	118	161	644	1,127
Exchange adjustments	–	–	–	–	–	18	3	21
Charge for the year	–	–	17	4	–	21	58	100
Written back on disposals								
– others	–	–	–	(4)	–	–	(56)	(60)
Written off	–	–	–	–	–	–	(58)	(58)
Transfer to hotel properties	–	–	–	–	(118)	–	–	(118)
At 30 June 2007	–	–	167	54	–	200	591	1,012
Net book value:								
At 30 June 2007	50,179	852	789	248	–	592	171	52,831

For the year ended 30 June 2008

16 Fixed assets (continued)

(a) The Group (continued)

	Investment properties HK$ million	Investment properties under development HK$ million	Hotel properties HK$ million	Other land and buildings HK$ million	Properties under development for own use HK$ million	Bridge HK$ million	Others HK$ million	Total HK$ million
Cost or valuation:								
At 1 July 2007	50,179	852	956	302	–	792	762	53,843
Exchange adjustments	568	–	–	–	–	69	11	648
Additions								
– through acquisition of subsidiaries	1,665	–	–	–	–	–	65	1,730
– others	223	1,074	–	–	–	–	135	1,432
Cost adjustment	–	–	(12)	–	–	–	–	(12)
Disposals								
– through disposal of subsidiaries	(244)	–	–	(32)	–	–	–	(276)
– others	(1,522)	–	–	–	–	–	(70)	(1,592)
Surplus on revaluation	6,706	–	–	77	–	–	–	6,783
Written off	–	–	–	–	–	–	(8)	(8)
Transfer to inventories, net	(1,170)	(324)	–	–	–	–	–	(1,494)
Transfer to investment properties	1,668	(1,498)	–	(183)	–	–	–	(13)
At 30 June 2008	58,073	104	944	164	–	861	895	61,041
Representing:								
Cost	–	104	944	164	–	861	895	2,968
Valuation	58,073	–	–	–	–	–	–	58,073
	58,073	104	944	164	–	861	895	61,041
Accumulated depreciation and impairment losses:								
At 1 July 2007	–	–	167	54	–	200	591	1,012
Exchange adjustments	–	–	–	–	–	22	7	29
Charge for the year	–	–	23	4	–	40	77	144
Acquisition of subsidiaries	–	–	–	–	–	–	46	46
Written back on disposals								
– through disposal of subsidiaries	–	–	–	(5)	–	–	–	(5)
– others	–	–	–	–	–	–	(68)	(68)
Written off	–	–	–	–	–	–	(8)	(8)
Transfer to investment properties	–	–	–	(21)	–	–	–	(21)
At 30 June 2008	–	–	190	32	–	262	645	1,129
Net book value:								
At 30 June 2008	58,073	104	754	132	–	599	250	59,912

16 Fixed assets (continued)

(b) The analysis of net book value of properties is as follows:

	The Group 2008 HK$ million	The Group 2007 HK$ million
In Hong Kong		
— under long leases	8,487	5,780
— under medium-term leases	44,271	41,124
	52,758	46,904
Outside Hong Kong		
— under medium-term leases	6,904	5,756
	59,662	52,660

(c) The Group's investment properties were revalued at 30 June 2008 by DTZ, an independent firm of professional surveyors who have among their staff Fellows of The Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued, on a market value basis in their existing states by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

(d) All properties held under operating leases that would otherwise meet the definition of investment properties are classified as investment properties.

17 Toll highway operation rights

	The Group 2008 HK$ million	The Group 2007 HK$ million
Cost:		
At 1 July	256	232
Exchange adjustments	27	24
At 30 June	283	256
Accumulated amortisation:		
At 1 July	77	61
Exchange adjustments	9	6
Amortisation for the year *(note 8(c))*	11	10
At 30 June	97	77
Carrying amount:		
At 30 June	186	179

On 16 December 1999, the Group was granted the operation rights of Maanshan Huan Tong Highway (the "Highway") by the People's Government of Anhui Province (安徽省人民政府) for a period of 25 years. During the 25-year toll highway concession period, the Group has the rights of management of the Highway and the toll-collection rights thereof. The Group is required to maintain and operate the Highway in accordance with the regulations promulgated by the relevant government authority.

At 30 June 2007 and 2008, the toll highway operation rights are pledged to secure the Group's certain bank loans (see note 30).

The amortisation charge for the year is included in "Direct costs" in the consolidated profit and loss account.

18 Interests in leasehold land held for own use under operating leases

The analysis of net book value of interests in leasehold land held for own use under operating leases is as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
In Hong Kong		
— under long leases	**231**	235
— under medium-term leases	**773**	799
	1,004	1,034
Outside Hong Kong		
— under short leases	**2**	—
	1,006	1,034

19 Interest in subsidiaries

	The Company	
	2008 HK$ million	2007 HK$ million
Unlisted shares, at cost	**2,493**	2,493
Less: Impairment loss	**(93)**	(93)
	2,400	2,400
Amounts due from subsidiaries	**106,398**	59,898
Amounts due to subsidiaries	**(11,798)**	(8,315)
	97,000	53,983

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The balances are not expected to be recovered/repaid within one year.

Details of the principal subsidiaries at 30 June 2008 are shown on pages 193 to 196.

20 Interest in associates

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Unlisted				
Shares, at cost	—	—	161	163
Share of net assets	1,109	897	—	—
Amounts due from associates	1,242	1,255	185	251
	2,351	2,152	346	414
Less: Impairment loss	—	—	(49)	(49)
	2,351	2,152	297	365
Listed in Hong Kong				
Share of net assets, including goodwill on acquisition	31,642	18,384	—	—
	33,993	20,536	297	365
Market value of listed shares	51,905	42,831	—	—

Included in interest in associates at 30 June 2008 was a goodwill of HK$10,727 million arising from the Company's acquisition of the entire interest in The Hong Kong and China Gas Company Limited ("HKCG") from Henderson Investment Limited ("HIL"), a listed subsidiary of the Group, details of which are referred to in note 34(c).

Except for the amounts due from associates of HK$131 million (2007: HK$150 million) and HK$54 million (2007: HK$50 million) which are interest-bearing at Hong Kong dollar prime rate less 3% (2007: Hong Kong dollar prime rate less 3.5%) and Hong Kong dollar prime rate plus 2% (2007: Hong Kong dollar prime rate plus 2%) per annum, respectively, all of the amounts due from associates are unsecured, interest-free and have no fixed terms of repayment. The balances are not expected to be recovered within one year and are neither past due nor impaired.

Details of the principal associates at 30 June 2008 are set out on page 197.

Summary financial information on associates:

	Assets HK$ million	Liabilities HK$ million	Equity HK$ million	Revenues HK$ million	Profit HK$ million *(note)*
2008	**64,265**	**(20,455)**	**43,810**	**19,165**	**7,938**
2007	58,418	(21,643)	36,775	17,211	10,478

Note: In 2007, there was a gain of HK$2,236 million arising from the disposal of interests in ten piped city-gas joint ventures by HKCG to Towngas China Company Limited, formerly known as Panva Gas Company Limited.

21 Interest in jointly controlled entities

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Unlisted shares, at cost	—	—	—	—
Share of net assets	10,712	8,644	—	—
Amounts due from jointly controlled entities	3,179	2,524	126	125
	13,891	11,168	126	125

The amounts due from jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment except for the amounts of HK$15 million (2007: HK$9 million) and HK$175 million (2007: HK$162 million) which are interest-bearing at Hong Kong dollar prime rate (2007: Hong Kong dollar prime rate) and Hong Kong Interbank Offered Rate plus 0.5% (2007: Hong Kong Interbank Offered Rate plus 0.5%) per annum, respectively. The balances are not expected to be recovered within one year and are neither past due nor impaired.

Details of the principal jointly controlled entities at 30 June 2008 are set out on page 198.

Summary financial information on jointly controlled entities - Group's effective interest:

	2008 HK$ million	2007 HK$ million
Non-current assets	19,931	16,350
Current assets	2,958	3,142
Non-current liabilities	(10,849)	(9,342)
Current liabilities	(1,328)	(1,506)
Net assets	10,712	8,644
Income	7,535	7,367
Expenses	(3,597)	(3,714)
Profit for the year	3,938	3,653

22 Derivative financial instruments

	The Group			
	2008		2007	
	Assets HK$ million	Liabilities HK$ million	Assets HK$ million	Liabilities HK$ million
Cash flow hedges:				
— cross currency interest rate swap contracts	268	309	—	—

The aggregate notional principal amounts of the outstanding swap contracts at 30 June 2008 were USD325 million (2007: USDNil) and £50 million (2007: £Nil). These swap contracts comprise cross currency interest rate swap contracts, which were entered into to hedge against interest rate risk and foreign currency risk in relation to the guaranteed notes (see note 31). These swap contracts will mature between 25 July 2014 and 25 July 2022.

23 Other financial assets

	The Group	
	2008 HK$ million	2007 HK$ million
Available-for-sale equity securities		
Unlisted	111	60
Listed:		
— in Hong Kong	866	944
— outside Hong Kong	85	67
	1,062	1,071
Instalments receivable	1,003	909
Long term receivable	99	110
	2,164	2,090
Market value of listed securities	951	1,011

Available-for-sale equity securities

Fair value of individually impaired available-for-sale equity securities amounted to HK$9 million (2007: HK$17 million). These securities were determined to be impaired on the basis of material decline in their fair values below costs which indicated that these securities may not be recovered.

Instalments receivable

Instalments receivable represents the proceeds receivable from the sale of properties due after twelve months from the balance sheet date. The balance included in "Other financial assets" is neither past due nor impaired. Instalments receivable due within twelve months from the balance sheet date is included in "Trade and other receivables" under current assets (see note 26).

Long term receivable

Long term receivable represents the non-current portion of the discounted value of the instalments receivable in the future arising from the disposal of toll collection right of certain toll bridges. The balance is neither past due nor impaired. The current portion of HK$32 million (2007: HK$27 million) which is expected to be recovered within one year is included in "Trade and other receivables" under current assets (see note 26).

24 Deposits for acquisition of properties

Deposits for acquisition of properties mainly include HK$3,953 million (2007: HK$1,368 million) and HK$561 million (2007: HK$561 million) paid for the acquisition of certain pieces of land/properties located in mainland China and Macau, respectively.

25 Inventories

	The Group	
	2008 HK$ million	2007 HK$ million
Property development ***(note)***		
Leasehold land held for development for sale	8,007	6,548
Properties held for/under development for sale	24,638	14,943
Completed properties for sale	4,900	7,829
	37,545	29,320
Other operations		
Trading stocks	79	63
	37,624	29,383

Note: The analysis of carrying value of inventories for property development is as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
In Hong Kong		
— under long leases	2,619	2,185
— under medium-term leases	21,558	19,015
	24,177	21,200
In mainland China		
— under long leases	3,534	2,281
— under medium-term leases	9,371	5,839
— under short leases	463	—
	13,368	8,120
	37,545	29,320
Including:		
— Properties expected to be completed after more than one year	19,619	15,672

26 Trade and other receivables

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Instalments receivable *(note 23)*	2,078	1,352	—	—
Debtors, prepayments and deposits	2,540	1,722	55	25
Gross amount due from customers for contract work *(note 27)*	48	40	—	—
Amounts due from associates	393	364	—	—
Amounts due from jointly controlled entities	13	47	—	—
	5,072	3,525	55	25

All of the trade and other receivables are expected to be recovered within one year except for various deposits and other receivables of HK$413 million (2007: HK$510 million) which are expected to be recovered after more than one year.

The amounts due from associates and jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment. The amounts due from associates and jointly controlled entities are neither past due nor impaired.

(a) Ageing analysis

Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis at the balance sheet date:

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Current or under 1 month overdue	1,594	1,530	—	—
More than 1 month overdue and up to 3 months overdue	792	79	—	—
More than 3 months overdue and up to 6 months overdue	147	82	—	—
More than 6 months overdue	492	270	—	—
	3,025	1,961	—	—

(b) The Group's credit policy is set out in note 4(a).

26 Trade and other receivables (continued)

(c) Impairment of trade debtors

The movement in the allowance for doubtful debts during the year is as follows:

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
At 1 July	223	157	—	—
Exchange adjustments	4	2	—	—
Impairment loss (reversed)/recognised	(63)	81	—	—
Uncollectible amounts written off	(6)	(17)	—	—
At 30 June	158	223	—	—

The individually impaired receivables related to customers who were in financial difficulties and the management assessed that only a portion of those receivables is expected to be recoverable. Accordingly, the Group has made impairment losses during the year in relation to the amounts which are considered to be irrecoverable.

(d) Trade debtors that are not impaired

At 30 June 2008, 95% (2007: 90%) of the Group's trade debtors was not impaired, of which 79% (2007: 82%) was neither past due nor less than 3 months past due.

Included in trade debtors at 30 June 2008 was an amount of RMB474 million (equivalent to approximately HK$539 million) (2007: RMB261 million, equivalent to approximately HK$270 million) which relates to toll income receivable of Hangzhou Henderson Qianjiang Third Bridge Company, Limited (the "Third Bridge JV"), a 60% owned subsidiary of HIL, which is engaged in the operation of a toll bridge in Hangzhou, mainland China, and the toll income has been collected on behalf of the Group since January 2004 by a relevant government body in Hangzhou in accordance with the terms of the agreement entered into between the Group and the government body (see note 4(a)). As announced by HIL on 27 August 2008, it is currently under negotiation with the joint venture partner of the Third Bridge JV regarding the sale of HIL's entire 60% equity interest in the Third Bridge JV to the joint venture partner, although no agreement has been entered into between the parties. The board of directors of HIL considers that, pending the final conclusion of such negotiations, the Group's net investment in the Third Bridge JV, including the aforesaid trade debtors, will be fully recovered. In light of the foregoing, no impairment loss in relation to the trade debtors was recognised.

Apart from the foregoing, receivables which were neither overdue nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables which were overdue but not impaired relate to independent customers who have a good track record of trading with the Group. Based on past experience, management considers that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered to be fully recoverable.

27 Gross amount due from customers for contract work

	The Group	
	2008 HK$ million	2007 HK$ million
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less recognised losses	426	140
Progress billings	(378)	(100)
Net contract work	48	40
Represented by:		
Gross amount due from customers for contract work *(note 26)*	48	40

28 Cash and cash equivalents

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Deposits with banks and other financial institutions	8,114	6,040	—	—
Cash at bank and in hand	7,561	3,480	1	1
Cash and cash equivalents in the balance sheets	15,675	9,520	1	1
Cash and cash equivalents classified as held for sale	—	2		
Bank overdrafts	(92)	(95)		
Cash and cash equivalents in the consolidated cash flow statement	15,583	9,427		

29 Trade and other payables

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Creditors and accrued expenses	2,912	2,249	9	91
Rental and other deposits	556	500	—	—
Forward sales deposits received	821	1,328	—	—
Amounts due to associates	177	108	10	7
Amounts due to jointly controlled entities	123	212	9	7
	4,589	4,397	28	105

(i) All of the trade and other payables are expected to be settled within one year except for an amount of HK$340 million (2007: HK$533 million) which is expected to be settled after more than one year.

(ii) Included in trade and other payables are trade creditors with the following ageing analysis at the balance sheet date:

	The Group		The Company	
	2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
Due within 1 month and on demand	683	450	—	—
Due after 1 month but within 3 months	290	273	—	—
Due after 3 months but within 6 months	183	67	—	—
Due after 6 months	877	649	—	—
	2,033	1,439	—	—

(iii) The amounts due to associates and jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

For the year ended 30 June 2008

30 Bank loans and overdrafts

	The Group	
	2008 HK$ million	2007 HK$ million
Bank loans and overdrafts *(note)*		
— Secured	40	29
— Unsecured	32,274	18,241
	32,314	18,270

Note: Bank loans and overdrafts are repayable as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
Within 1 year and included in current liabilities	3,307	3,007
After 1 year and included in non-current liabilities		
— After 1 year but within 2 years	9,093	1,325
— After 2 years but within 5 years	19,914	13,938
	29,007	15,263
	32,314	18,270

At 30 June 2008, certain of the Group's bank loans were secured by the Group's toll highway operation rights (see note 17). Certain of the Group's banking facilities are subject to the fulfilment of covenants relating to certain of the Group's balance sheet ratios and minimum net assets requirement, as are commonly found in lending arrangements with financial institutions. At 30 June 2007 and 2008, none of the covenants relating to the drawndown facilities had been breached.

31 Guaranteed notes

On 25 July 2007, the Company through a wholly-owned subsidiary issued guaranteed loan notes (the "Notes") with aggregate principal amounts of USD325 million and £50 million under private placements in the United States of America and in Europe. The Notes with principal amounts of USD315 million and £50 million bear fixed interest rates ranging from 6.06% to 6.38% per annum and the remaining Notes with principal amount of USD10 million bear floating interest rate by reference to the 3-month London Interbank Offered Rate. The Notes are guaranteed by the Company and will mature between 25 July 2014 and 25 July 2022.

32 Amount due to a fellow subsidiary

The amount due to a fellow subsidiary is unsecured, interest-bearing by reference to Hong Kong Interbank Offered Rate and has no fixed terms of repayment. The balance is not expected to be settled within one year.

33 Assets classified as held for sale and liabilities associated with assets classified as held for sale

The Group previously entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd. 奉化市交通投資公司, a minority shareholder of the Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") at a consideration of RMB70 million (equivalent to approximately HK$75 million).

The transaction was completed during the year, resulting in a gain on disposal of HK$21 million which was accounted for under "Net gain on disposal of subsidiaries" in note 7 "Other operating (expenses)/income, net".

The major classes of assets classified as held for sale and liabilities associated with assets classified as held for sale at 30 June 2007 were as follows:

	The Group 2007 HK$ million
Assets	
Fixed assets	3
Toll highway operation rights	415
Cash and cash equivalents	2
Assets classified as held for sale	420
Liabilities	
Accrued expenses	1
Liabilities associated with assets classified as held for sale	1
Net assets classified as held for sale	419

For the year ended 30 June 2008

34 Capital and reserves

(a) The Group

	Attributable to equity shareholders of the Company											
	Share capital HK$ million	Share premium HK$ million	Property revaluation reserve HK$ million	Capital redemption reserve HK$ million	Exchange reserve HK$ million	Fair value reserve HK$ million	Hedging reserve HK$ million	Other reserves HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2006	3,630	11,157	64	20	230	131	–	23	62,709	77,964	15,819	93,783
Exchange difference on translation of accounts of foreign entities	–	–	–	–	672	–	–	–	–	672	133	805
Shares issued	256	5,252	–	–	–	–	–	–	–	5,508	–	5,508
Changes in fair value of available-for-sale securities	–	–	–	–	–	269	–	–	–	269	57	326
Transfer to profit or loss on impairment of available-for-sale securities	–	–	–	–	–	9	–	–	–	9	4	13
Release of property revaluation reserve upon disposal	–	–	(56)	–	–	–	–	–	56	–	–	–
Realisation of exchange reserve on disposal of a subsidiary	–	–	–	–	19	–	–	–	–	19	–	19
Profit for the year	–	–	–	–	–	–	–	–	9,818	9,818	2,156	11,974
Transfer to other reserves	–	–	–	–	–	–	–	2	(2)	–	–	–
Increase in shareholdings in subsidiaries	–	–	–	–	–	–	–	–	–	–	174	174
Disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	(2,594)	(2,594)
Dividend approved in respect of the previous year *(note 13(b))*	–	–	–	–	–	–	–	–	(1,263)	(1,263)	–	(1,263)
Dividend declared and paid in respect of the current year *(note 13(a))*	–	–	–	–	–	–	–	–	(777)	(777)	–	(777)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	–	–	(5,281)	(5,281)
Distribution to minority shareholders	–	–	–	–	–	–	–	–	–	–	(90)	(90)
Repayment to minority shareholders, net	–	–	–	–	–	–	–	–	–	–	(1,853)	(1,853)
At 30 June 2007	3,886	16,409	8	20	921	409	–	25	70,541	92,219	8,525	100,744

For the year ended 30 June 2008

34 Capital and reserves (continued)

(a) The Group (continued)

	Attributable to equity shareholders of the Company											
	Share capital HK$ million	Share premium HK$ million	Property revaluation reserve HK$ million	Capital redemption reserve HK$ million	Exchange reserve HK$ million	Fair value reserve HK$ million	Hedging reserve HK$ million	Other reserves HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2007	3,886	16,409	8	20	921	409	–	25	70,541	92,219	8,525	100,744
Exchange difference on translation of accounts of foreign entities	–	–	–	–	2,019	–	–	–	–	2,019	77	2,096
Shares issued	408	13,373	–	–	–	–	–	–	–	13,781	–	13,781
Revaluation surpluses, net of deferred tax	–	–	64	–	–	–	–	–	–	64	–	64
Changes in fair value of available-for-sale securities	–	–	–	–	–	(80)	–	–	–	(80)	–	(80)
Cash flow hedge: effective portion of changes in fair value, net of deferred tax	–	–	–	–	–	–	(32)	–	–	(32)	–	(32)
Cash flow hedge: transfer from equity to profit or loss, net of deferred tax	–	–	–	–	–	–	1	–	–	1	–	1
Realisation of exchange reserve on disposal of subsidiaries	–	–	–	–	(5)	–	–	–	–	(5)	(9)	(14)
Profit for the year	–	–	–	–	–	–	–	–	15,472	15,472	848	16,320
Transfer to other reserves	–	–	–	–	–	–	–	20	(20)	–	–	–
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	–	–	470	470
Increase in shareholdings in subsidiaries	–	–	–	–	–	–	–	–	–	–	10,125	10,125
Disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	(367)	(367)
Dividend approved in respect of the previous year *(note 13(b))*	–	–	–	–	–	–	–	–	(1,360)	(1,360)	–	(1,360)
Dividend declared and paid in respect of the current year *(note 13(a))*	–	–	–	–	–	–	–	–	(859)	(859)	–	(859)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	–	–	(275)	(275)
Distribution to minority shareholders	–	–	–	–	–	–	–	–	–	–	(16,112)	(16,112)
Repayment to minority shareholders, net	–	–	–	–	–	–	–	–	–	–	(304)	(304)
At 30 June 2008	4,294	29,782	72	20	2,935	329	(31)	45	83,774	121,220	2,978	124,198

For the year ended 30 June 2008

34 Capital and reserves (continued)

(b) The Company

	Share capital HK$ million	Share premium HK$ million	Capital redemption reserve HK$ million	Retained profits HK$ million	Total equity HK$ million
At 1 July 2006	3,630	11,157	20	23,890	38,697
Shares issued	256	5,252	—	—	5,508
Profit for the year	—	—	—	12,229	12,229
Dividend approved in respect of the previous year *(note 13(b))*	—	—	—	(1,263)	(1,263)
Dividend declared and paid in respect of the current year *(note 13(a))*	—	—	—	(777)	(777)
At 30 June 2007	3,886	16,409	20	34,079	54,394
At 1 July 2007	3,886	16,409	20	34,079	54,394
Shares issued	408	13,373	—	—	13,781
Profit for the year	—	—	—	31,495	31,495
Dividend approved in respect of the previous year *(note 13(b))*	—	—	—	(1,360)	(1,360)
Dividend declared and paid in respect of the current year *(note 13(a))*	—	—	—	(859)	(859)
At 30 June 2008	4,294	29,782	20	63,355	97,451

(c) Share capital

	The Group and the Company			
	No. of shares		Amount	
	2008 million	2007 million	2008 HK$ million	2007 HK$ million
Authorised:				
Ordinary shares of HK$2 each	2,600	2,600	5,200	5,200
Issued and fully paid:				
At 1 July	1,943	1,815	3,886	3,630
Issue of shares	204	128	408	256
At 30 June	2,147	1,943	4,294	3,886

34 Capital and reserves (continued)

(c) Share capital (continued)

Pursuant to an agreement dated 2 October 2007 (as supplemented by a supplemental agreement dated 7 November 2007) entered into between the Company and HIL, the Company acquired HIL's entire interest in HKCG for a consideration which comprised, inter alia, the issue to HIL of the share entitlement note which conferred on the holder the right to call for the issue by the Company of 636,891,425 new ordinary shares of HK$2 each ("Shares") (including entitlement to the Company's final dividend for the year ended 30 June 2007). Out of the distribution of the entitlement to the aforementioned 636,891,425 Shares, the entitlement of the Company or its subsidiaries, which amounted to an aggregate of 432,729,035 Shares, was cancelled and the 432,729,035 Shares relating thereto were not allotted. As a result, only the remaining 204,162,390 new Shares were issued and allotted on 17 December 2007 at the closing price of the Shares of HK$67.50 on that date. The Company's share capital and share premium account were increased by HK$408 million and HK$13,373 million, respectively. The new Shares rank pari passu in all respects with the existing issued Shares of the Company.

During the year ended 30 June 2007, 128 million Shares in the Company were placed at a price of HK$43.05 per Share (the "Placing Price") through a share placement arrangement. Subsequently, the Company issued 128 million new Shares for cash at a subscription price of HK$43.031 per Share to increase the capital base of the Company. The subscription price was equivalent to the Placing Price less expenses borne by the Company of approximately HK$2.4 million in relation to the placement arrangement. Accordingly, the Company's share capital and share premium account were increased by HK$256 million and HK$5,252 million, respectively. The new Shares rank pari passu in all respects with the existing issued Shares of the Company.

The holders of Shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All Shares rank equally with regard to the Company's residual assets.

(d) Nature and purpose of reserves

(i) Share premium and capital redemption reserve

The application of share premium and the capital redemption reserve is governed by Section 48B and Section 49H respectively of the Hong Kong Companies Ordinance.

(ii) Property revaluation reserve

Property revaluation reserve relates to other land and buildings. Where other land and buildings is reclassified to investment property, the cumulative increase in fair value at the date of reclassification is included in the property revaluation reserve, and will be transferred to retained profits upon the retirement or disposal of the relevant property.

(iii) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 2(x).

(iv) Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale equity securities held at the balance sheet date and is dealt with in accordance with the accounting policy set out in note 2(f).

(v) Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of the hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in note 2(h).

(vi) Other reserves

Other reserves comprise statutory reserve set up for enterprises established in mainland China. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, a wholly foreign-owned enterprise is required to transfer at least 10% of its profit after taxation, as determined under the PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the relevant enterprise's registered capital.

34 Capital and reserves (continued)

(e) Distributability of reserves

At 30 June 2008, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$63,355 million (2007: HK$34,079 million). After the balance sheet date the directors proposed a final dividend of HK$0.7 (2007: HK$0.7) per ordinary share, amounting to HK$1,503 million (2007: HK$1,360 million). This dividend has not been recognised as a liability at the balance sheet date.

(f) Capital management

The Group's primary objectives for capital management are to safeguard the Group's ability to continue as a going concern so that the Group can continue to provide financial returns to shareholders, and by securing access to financing sources at reasonable costs.

The Group regularly reviews and manages its capital structure under the policy of financial management. The Group maintains a financially sound capital position and, where appropriate, makes adjustments to its capital structure in light of remarkable changes in the financial and capital markets and in economic conditions.

The Group monitors its capital structure on the basis of gearing ratio, which is one of the most commonly adopted measurement standards for capital management by companies engaged in the businesses of property development and property investment. Gearing ratio is calculated based on the net bank and other borrowings and shareholders' funds of the Group at the balance sheet date.

During the year, the Group's strategy was to secure long-term funding sources at attractive borrowing costs so as to finance the development of the Group's land bank in Hong Kong and mainland China in the coming years. The Group continued to maintain a low gearing ratio during the year, which has the effect of minimizing any unfavourable impact on the Group arising from any unforeseeable adverse changes in the local and/or international financial markets, capital markets and economic conditions.

The Group's gearing ratios at 30 June 2008 and 2007 were as follows:

	2008 **HK$ million**	**2007** **HK$ million**
Bank and other borrowings repayable:		
— Within 1 year	3,307	3,007
— After 1 year but within 2 years	9,093	1,325
— After 2 years but within 5 years	19,914	13,938
— After 5 years	3,312	—
Total bank and other borrowings	35,626	18,270
Less: Cash and bank balances	(15,675)	(9,520)
Net bank and other borrowings	19,951	8,750
Shareholders' funds	121,220	92,219
Gearing ratio (%)	16.5%	9.5%

Except for a wholly-owned subsidiary of the Company which is engaged in the provision of finance, neither the Company nor any of its other subsidiaries are subject to externally imposed capital requirements during the year and at 30 June 2008.

For the year ended 30 June 2008

35 Acquisition and disposal of subsidiaries

(a) Acquisition of subsidiaries

During the year, the Group entered into several agreements with certain parties in relation to the acquisition of subsidiaries which are engaged in property development in both Hong Kong and mainland China. Further information in relation to the acquisition of subsidiaries from related parties are set out in note 39.

	The Group	
	2008 HK$ million	2007 HK$ million
Fixed assets	1,684	—
Interests in leasehold land held for own use under operating leases	1	—
Interest in associates	316	—
Debtors, prepayments and deposits	238	—
Inventories	5,422	—
Cash and cash equivalents	90	—
Bank loans	(2,860)	—
Creditors and accrued expenses	(146)	—
Current taxation	(19)	—
Deferred tax liabilities	(420)	—
Net assets	4,306	—
Minority interests	(470)	—
Acquisition of net assets attributable to the Group	3,836	—
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination	(4)	—
Total consideration	3,832	—
Satisfied by:		
Cash	(3,746)	—
Amount due to a fellow subsidiary	(86)	—
	(3,832)	—
Net cash outflow arising on acquisition:		
Cash consideration paid	(3,746)	—
Cash and cash equivalents acquired	90	—
	(3,656)	—

For the year ended 30 June 2008

35 Acquisition and disposal of subsidiaries (continued)

(b) Disposal of subsidiaries

Details of the subsidiaries disposed of (see note 7) during the year are set out below:

	The Group	
	2008 HK$ million	2007 HK$ million
Fixed assets	275	1,441
Toll highway operation rights	430	—
Debtors, prepayments and deposits	1	4
Inventories	—	428
Cash and cash equivalents	1	—
Creditors and accrued expenses	(3)	(17)
Current taxation	—	(2)
Deferred tax liabilities	(3)	(139)
Net assets	701	1,715
Minority interests	(367)	—
Disposal of net assets attributable to the Group	334	1,715
Exchange reserve	(14)	19
Net gain on disposal *(note 7)*	150	36
Total consideration	470	1,770
Satisfied by:		
Cash	441	1,771
Debtors, prepayments and deposits	30	—
Creditors and accrued expenses	(1)	(1)
	470	1,770
Net cash inflow arising on disposal:		
Cash consideration received	441	1,771
Cash and cash equivalents disposed of	(1)	—
	440	1,771

36 Commitments

At 30 June 2008, the Group had commitments not provided for in these accounts as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	3,343	4,065
(ii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	13,360	3,587
	16,703	7,652

37 Significant leasing arrangements

At 30 June 2008, the Group is both a lessor and a lessee under operating leases. Details of the Group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The Group leases out a number of land/building facilities under operating leases. The leases typically run for an initial period of two months to seven years, with an option to renew the lease after that date at which time all terms are re-negotiated. Further details of the carrying value of the properties are contained in note 16.

The total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group	
	2008	2007
	HK$ million	**HK$ million**
Within 1 year	**1,966**	1,640
After 1 year but within 5 years	**1,314**	1,059
After 5 years	**40**	9
	3,320	2,708

(b) Lessee

The Group leases a number of building facilities under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease after that date at which time all terms are re-negotiated. None of the leases includes contingent rentals.

During the current year, HK$71 million (2007: HK$64 million) was recognised as an expense in the consolidated profit and loss account in respect of leasing of building facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group	
	2008	2007
	HK$ million	**HK$ million**
Within 1 year	**55**	55
After 1 year but within 5 years	**33**	70
	88	125

38 Contingent liabilities

At 30 June 2008, contingent liabilities of the Group and of the Company were as follows:

		The Group		The Company	
		2008 HK$ million	2007 HK$ million	2008 HK$ million	2007 HK$ million
(a)	Guarantees given by the Group to financial institutions on behalf of purchasers of flats	2	6	—	—
(b)	Guarantees given by the Company to banks to secure banking facilities of subsidiaries	—	—	29,430	18,242
(c)	Guarantees given by the Company to the holders of guaranteed notes issued by a subsidiary	—	—	3,312	—
		2	6	32,742	18,242

(d) In connection with the sale of certain subsidiaries and shareholders' loans to Sunlight Real Estate Investment Trust ("Sunlight REIT") (the "Sale") in December 2006, the Group entered into Deeds of Tax Covenant with Sunlight REIT. Under the Deeds of Tax Covenant, the Group has undertaken to indemnify Sunlight REIT for any tax liabilities relating to events occurred on or before the completion of the Sale (the "Completion"), clawback of commercial building allowances and capital allowances granted up to the Completion and re-classification of the properties before the Completion. At 30 June 2008, the Group had contingent liabilities in this connection of HK$30 million (2007: HK$31 million).

(e) At 30 June 2008, the Group had contingent liabilities in respect of performance bonds to guarantee for the due and proper performance of the subsidiaries' obligations amounting to HK$92 million (2007: HK$21 million).

For the year ended 30 June 2008

39 Material related party transactions

(a) Transactions with fellow subsidiaries

Details of material related party transactions during the year between the Group and its fellow subsidiaries are as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
Other interest expense *(note (i))*	37	45
Management fee income *(note (iii))*	6	3

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions during the year between the Group and its associates and jointly controlled entities are as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
Other interest income *(note (i))*	17	37
Construction income *(note (ii))*	207	93
Management fee income *(note (iii))*	23	10
Professional fee income *(note (iii))*	3	13
Sales commission income *(note (iii))*	33	60
Rental expenses *(note (iii))*	61	50

(c) Transactions with related companies

Details of material related party transactions during the year between the Group and its related companies which represented trust funds managed by the directors of the Group are as follows:

	The Group	
	2008 HK$ million	2007 HK$ million
Building management service income *(note (iii))*	—	13
Rental commission income *(note (iii))*	1	7

In addition, the Group leased certain investment properties to one of its related companies with a monthly rental charged at 8% of the tenant's monthly turnover. During the year, the total rental income earned from the related company is HK$3 million (2007: HK$3 million) and the outstanding balance at 30 June 2008 is HK$1 million (2007: HK$6 million) (note (iii)).

Notes:

(i) Interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Interbank Offered Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(iv) The amount due to a fellow subsidiary at 30 June 2008 is set out in note 32. The amounts due from/to associates and jointly controlled entities at 30 June 2008 are set out in notes 20, 21, 26 and 29 respectively.

39 Material related party transactions (continued)

(d) Transactions with companies controlled by directors of the Company

(i) Mr Lee Ka Kit ("Mr Lee"), a director of the Company, through companies controlled or owned by him (the "controlled entities") had separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group held its interests in certain development projects in mainland China. The controlled entities agreed to provide and had provided finance in the form of non interest-bearing advances to these subsidiaries and associates in accordance with the percentage of their equity interests in these companies.

At 30 June 2008, there was no outstanding balance between the controlled entities and these subsidiaries (2007: amounts due from subsidiaries to the controlled entities of HK$398 million) and advances by the controlled entities to these associates amounted to HK$81 million (2007: HK$536 million). Such amounts were unsecured and have no fixed terms of repayment.

(ii) On 3 August 2007, a wholly-owned subsidiary of the Company entered into two agreements with, inter alia, Mr Lee in relation to the acquisition by the Group of shareholdings in certain companies of which Mr Lee is a shareholder and the related shareholders' loans owing by such companies to Mr Lee at 31 July 2007, for an aggregate consideration of HK$2,082 million. The acquisition was completed on 3 August 2007.

In connection with such acquisition, the Group entered into Deeds of Tax Covenant ("the Deeds") with Mr Lee. Under the Deeds, Mr Lee has undertaken to indemnify the Group for any tax liabilities on any gain (but not loss) or any appreciation in value of the properties at the date of acquisition held by such companies arising in such acquisition.

(iii) On 6 June 2008, a wholly-owned subsidiary of the Company (the "Shatin Purchaser") entered into an agreement with two companies (collectively the "Vendors") which are indirectly controlled by the private trust of the family of Dr. the Hon. Lee Shau Kee ("Dr. Lee"), the Chairman of the Board and an executive Director, in relation to the acquisition by the Group from the Vendors the entire issued share capital of a company (the "acquiree") which is engaged in a residential property development constructed or to be constructed on the land situated at Sha Tin Town Lot No. 539, Hong Kong, for an aggregate cash consideration of HK$549 million. The agreed valuation of the property development project under the acquisition was HK$2,615 million (the "Shatin Development Value"), which represents a 25% discount to the independent valuation of the property development project at 30 May 2008. The acquisition was completed on 13 June 2008.

The Vendors jointly and severally guarantee that upon the expiry of two years from the date of issuance of the occupation permit on the property development project (which is scheduled for completion by the end of April 2009), the gross sale price of the sold units together with an independent valuation of the unsold units (collectively the "Shatin Aggregate Value") shall not be less than HK$3,269 million (which represents a 25% premium on the Shatin Development Value) and the Vendors shall be jointly and severally liable to indemnify to the Shatin Purchaser any shortfall between the actual Shatin Aggregate Value and the abovementioned guaranteed amount.

The Group provided property development and management services in respect of the above project to the acquiree in accordance with the project management contract and prime cost contract dated 6 July 2007. During the period from 6 July 2007 to 13 June 2008 (being the date of completion of the above acquisition), the Group received from the acquiree fees of HK$5 million under the project management contract and HK$26 million under the prime cost contract.

(iv) On 6 June 2008, a wholly-owned subsidiary of the Company (the "Conduit Road Purchaser") entered into an agreement with a company (the "Vendor") which is indirectly controlled by the private trust of the family of Dr. Lee, in relation to the acquisition by the Group from the Vendor the B shares of USD1 each in the issued share capital of two subsidiaries of the Vendor who, through these subsidiaries, have an attributable 60% interest in a residential property development constructed or to be constructed on the land site known as No. 39 Conduit Road, Hong Kong, for an aggregate cash consideration of HK$730 million. The agreed valuation of the property development project under the acquisition was HK$2,925 million (the "Conduit Road Development Value"), which represents a 25% discount to the independent valuation of the property development project at 30 May 2008. The acquisition was completed on 13 June 2008.

The Vendor guarantees that upon the expiry of two years from the date of issuance of the occupation permit on the property development project (which is scheduled for completion by the end of March 2009), 60% of the gross sale price of the sold units together with 60% of an independent valuation of the unsold units (collectively the "Conduit Road Aggregate Value") shall not be less than HK$2,194 million (which represents a 25% premium on the 60% portion of the Conduit Road Development Value) and the Vendor shall be liable to indemnify to the Conduit Road Purchaser any shortfall between the actual Conduit Road Aggregate Value and the abovementioned guaranteed amount.

39 Material related party transactions (continued)

(e) Transactions with a substantial shareholder of certain subsidiaries of the Company

On 12 December 2007, a wholly-owned subsidiary of the Company ("First Purchaser") entered into an agreement with a company ("First Vendor") controlled by Mr Yeung Sai Hong ("Mr Yeung"), who is a substantial shareholder (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of certain subsidiaries of the Company, pursuant to which the First Purchaser acquired and took assignment from the First Vendor the entire issued share capital of two companies which collectively hold a piece of agricultural land in Yuen Long, New Territories, and the related shareholder's loan for an aggregate cash consideration of HK$332 million. The acquisition was completed on 12 December 2007.

On 12 December 2007, another wholly-owned subsidiary of the Company ("Second Purchaser") entered into an agreement with another company ("Second Vendor") controlled by Mr Yeung, pursuant to which the Second Purchaser acquired and took assignment from the Second Vendor the entire issued share capital of a company whose sole asset is its equity interest in a company holding a piece of agricultural land in Lok Wo Sha, New Territories, and the related shareholder's loan for an aggregate cash consideration of HK$264 million. The acquisition was completed on 12 December 2007.

(f) Key management personnel

Remuneration for key management personnel are disclosed in note 10.

40 Non-adjusting post balance sheet events

After the balance sheet date, the directors proposed a final dividend. Further details are disclosed in note 13.

41 Comparative figures

As a result of adopting HKFRS 7, *Financial instruments: Disclosures*, and the amendment to HKAS 1, *Presentation of financial statements: Capital disclosures*, certain comparative figures have been adjusted to conform with changes in disclosures in the current year and to show separately comparative amounts in respect of items disclosed for the first time in 2008. Further details of these developments are disclosed in note 2(a).

42 Parent and ultimate controlling party

At 30 June 2008, the directors consider that the parent and ultimate controlling party of the Group to be Henderson Development Limited, which is incorporated in Hong Kong. Henderson Development Limited does not produce accounts available for public use.

Principal Subsidiaries

At 30 June 2008

Details of principal subsidiaries are as follows:

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(a) Property development					
(i) Incorporated and operates in Hong Kong					
Campbellton Development Limited		2	1	—	100
Daren International Limited	*I*	2	1	—	100
Fordmax Development Limited	*I*	2	1	100	—
Ohtori Investment Limited	*I*	2	1	100	—
Timetron Development Limited	*I*	2	1	—	100
Topline Development Limited		10,000	1	100	—
Wealth Team Development Limited	*I*	1,000	1	—	90.10

	Note	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries	% of profit sharing by subsidiaries
(ii) Established and operates in mainland China					
Wholly Foreign-Owned Enterprise					
Shanghai Heng Cheng Real Estate Development Co., Ltd.	*I*	US$50,000,000	—	100	100
Shanghai Hengzhi Properties Development Co., Ltd.	*I*	US$75,000,000	—	100	100
Sino-Foreign Co-operative Joint Venture Enterprise					
Beijing Henderson Properties Co., Ltd.	*I*	RMB655,000,000	—	100	100
Fangcun Henderson Property Development Ltd.	*I & III*	RMB460,000,000	—	100	100
Guangzhou Hengguo Real Estate Development Co., Ltd.	*I*	HK$353,340,000	—	100	80

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(b) Property investment					
Incorporated and operates in Hong Kong					
Bloomark Investment Limited	*I*	2	1	—	100
Bour Investment Limited	*I*				
— Ordinary shares		2	100	—	100
— Non-voting deferred shares		1,002	100	—	100
Deland Investment Limited	*I*	2	100	100	—
Easewin Development Limited		2	1	—	100
Evercot Enterprise Company, Limited	*I*				
— A Shares		500	100	100	—
— B Shares		2	100	—	—
Fortic Limited	*I*	2	1	—	100
Hintmax Development Limited	*I*	2	1	—	100
Millap Limited	*I*	2	1	100	—
Million Globe Limited	*I*	2	1	—	100

At 30 June 2008

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(b) Property investment (continued)					
Incorporated and operates in Hong Kong					
Shung King Development Company Limited	*I*				
— A Shares		2	1	100	–
— B Shares		2	1	–	–
— Non-voting deferred A shares		20,000	100	100	–
Union Forture Development Limited		10,000	1	–	100

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(c) Finance					
(i) Incorporated and operates in Hong Kong					
Charter Capital Limited		100,000	1	–	100
China Property Finance Limited	*I*	2	1	–	100
Glory Jade Development Limited		1,000	1	–	100
Hardon International Finance Limited		10	1	–	60
Henderson (China) Finance Limited	*I*	10,000	1	–	100
Henderson International Finance Limited		250,000	100	100	–
Henderson Investment Finance Limited		1,000	100	–	100
Henderson Land Credit (2004) Limited		2	1	100	–
Henderson Land Credit (2006) Limited		1	1	100	–
Henderson Property Finance Limited		2	1	100	–
Henderson Real Estate Finance Limited	*I*	2	1	100	–
Henland Finance Limited	*I*	1,000,000	1	100	–
Post East Finance Company Limited		2	1	100	–
Reneco International Limited		2	1	–	100
(ii) Incorporated and operates in the British Virgin Islands					
St. Helena Holdings Co. Limited		3	US$1	–	100
West Chelsea Holdings Co. Limited					
— Ordinary shares		2	US$1	100	–
— Preference shares		126,677,935	US$1	100	–

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(d) Construction					
Incorporated and operates in Hong Kong					
E Man Construction Company Limited		350,000	100	100	–
E Man Construction Machinery Limited		500	100	100	–
Heng Shung Construction Company Limited		2	1	–	100
Heng Tat Construction Company Limited		2	100	–	100

At 30 June 2008

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(e) Property management					
(i) Incorporated and operates in Hong Kong					
Goodwill Management Limited		2	1	–	100
Hang Yick Properties Management Limited		100,000	100	100	–
Henderson Sunlight Asset Management Limited	I	38,800,000	1	–	100
Henderson Sunlight Property Management Limited	I	1	1	–	100
Well Born Real Estate Management Limited		2	1	100	–

	Note	Issued/contributed registered capital	% of equity interest held by The Company	% of equity interest held by Subsidiaries	% of profit sharing by subsidiaries
(ii) Established and operates in mainland China					
Wholly Foreign-Owned Enterprise					
Boham Estate (Shenzhen) Co., Ltd.	I	US$9,560,000	–	100	100

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(f) Investment holding					
(i) Incorporated and operates in Hong Kong					
Banshing Investment Limited		2	1	–	100
China Investment Group Limited		300,000	1,000	–	100
Henderson Investment Limited		3,047,327,395	0.20	–	67.94
Markshing Investment Limited		2	1	–	100
(ii) Incorporated in Hong Kong and operates in mainland China					
Hang Seng Quarry Company Limited	I	10,000	1	64	–
(iii) Incorporated and operates in the Republic of Panama					
Kingslee S.A.	I	2	US$1	100	–

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(g) Department store operations					
Incorporated and operates in Hong Kong					
Citistore Limited	I	2	1	–	100
Citistore (Hong Kong) Limited	I	1	1	–	100

At 30 June 2008

	Note	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(h) Hotel and service apartment management and operations					
Incorporated and operates in Hong Kong					
Hector Investment Limited	*I*	1,000	100	100	–
Henderson Hotel Management Limited	*I*				
– Ordinary shares		2	1	–	100
– Non-voting deferred shares		2	1	–	100
Newton Hotel Hong Kong Limited	*I*				
– Ordinary shares		2	1	–	100
– Non-voting deferred shares		2	1	–	100
Newton Hotel Kowloon Limited	*I*				
– Ordinary shares		2	1	–	100
– Non-voting deferred shares		2	1	–	100
Newton Inn (North Point) Limited	*I*	2	1	100	–
Newton Place Hotel Limited	*I*	1	1	–	100

	Note	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries	% of profit sharing by subsidiaries
(i) Infrastructure					
Established and operates in mainland China					
Sino-Foreign Equity Joint Venture Enterprise					
Hangzhou Henderson Qianjiang Third Bridge Company, Limited		RMB200,000,000	–	60	60
Sino-Foreign Co-operative Joint Venture Enterprise					
Maanshan Huan Tong Highway Development Limited	*II*	RMB99,450,000	–	49	1st five years: 80 2nd five years: 60 remaining years: 70
Tianjin Jinning Roads Bridges Construction Development Company Limited	*II*	RMB23,680,000	–	70	1st five years: 80 2nd five years: 60 remaining years: 70

Notes:

I *Companies audited by KPMG*

II *The Group can exercise control over these subsidiaries.*

III *The Company name in English is a direct translation of its registered name in Chinese.*

The above list gives the principal subsidiaries of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Principal Associates

At 30 June 2008

Details of principal associates, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:

	% of equity interest held by		
	The Company	Subsidiaries	Principal activities
Listed			
The Hong Kong and China Gas Company Limited	–	39.06	Production, distribution and marketing of gas, water and related activities
Hong Kong Ferry (Holdings) Company Limited	–	31.36	Property development and investment
Miramar Hotel and Investment Company, Limited	–	44.21	Hotel operation
Unlisted			
Shinning Worldwide Limited *(incorporated and operates in the British Virgin Islands)*	–	45	Investment holding
Star Play Development Limited	–	33.33	Property investment

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Principal Jointly Controlled Entities

At 30 June 2008

Details of principal jointly controlled entities, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:

	% of equity interest held by		
	The Company	Subsidiaries	Principal activities
Beijing Youyi Shopping City Co., Ltd. Beijing Lufthansa Centre *(established and operates in mainland China)*	–	50	Retailing
Billion Ventures Limited *(incorporated and operates in the British Virgin Islands)*	–	50	Investment holding
Central Waterfront Property Investment Holdings Limited *(incorporated and operates in the British Virgin Islands)*	–	34.21	Investment holding
Newfoundworld Holdings Limited	–	20	Property investment and hotel operation
Special Concept Development Limited	–	25	Property development
Teamfield Property Limited	–	49.18	Property development
Topcycle Development Limited	–	50	Property development
Yieldway International Limited	–	50	Property development

The above list gives the principal jointly controlled entities of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Corporate Information

Board of Directors

Executive Directors

Dr. the Hon. Lee Shau Kee, GBM
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors

Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Audit Committee

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong
Leung Hay Man

Remuneration Committee

Wu King Cheong
Dr. the Hon. Lee Shau Kee, GBM
Colin Lam Ko Yin
Gordon Kwong Che Keung
Professor Ko Ping Keung

Company Secretary

Timon Liu Cheung Yuen

Registered Office

72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong
Telephone : (852) 2908 8888
Facsimile : (852) 2908 8838
Internet : http://www.hld.com
E-Mail : henderson@hld.com

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited (Stock Code: 12)

Shares are also traded in the United States through an American Depositary Receipt Level 1 Programme
(Ticker Symbol: HLDCY
CUSIP Reference Number: 425166303)

Authorised Representatives

Colin Lam Ko Yin
Timon Liu Cheung Yuen

Auditors

KPMG

Solicitors

Woo, Kwan, Lee & Lo
Lo & Lo
Yung, Yu, Yuen & Co.

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Bank of China (Hong Kong) Limited
The Bank of East Asia, Limited
Standard Chartered Bank

Group Executives

Lee Shau Kee
GBM, DBA (Hon), DSSc (Hon), LLD (Hon)
General Manager

Lee Ka Kit
Deputy General Manager

Colin Lam Ko Yin
BSc, ACIB, MBIM, FCILT
Deputy General Manager

Lee Ka Shing
Deputy General Manager

John Yip Ying Chee
LLB, FCIS
Assistant General Manager

Alexander Au Siu Kee
OBE, ACA, FCCA, FCPA, FCIB, FHKIB
Chief Financial Officer

Departmental Executives

Group Business Development Department

John Yip Ying Chee
LLB, FCIS
Executive Director

Project Management (1) Department

David Francis Dumigan
BSc, C Eng, FICE, FHKIE, RPE
General Manager

Project Management (2) Department

Victor Kwok Man Cheung
BA (AS), B Arch (Dist), MSc (Con P Mgt),
EMBA, FHKIA, MAPM, RIBA,
Authorised Person (Architect), Registered Architect (HK)
PRC Class 1 Registered Architect Qualification
General Manager

Property Development Department

Augustine Wong Ho Ming
JP, MSc, MEcon, FHKIS, MRICS, MCIArb, RPS (GP)
General Manager

Shuki Leung Shu Ki
BA (Hons), MHKIP, MRTPI,
MCIP, RPP (HK), MCILT, MCIArb, AHKIArb
Deputy General Manager

Property Planning Department

Leung Kam Leung
MSc, PGDMS, FHKIS, FRICS, RPS (GP)
General Manager

Construction Department

Billy Wong Wing Hoo
JP, BSc, FICE, FHKIE, FIHT, FHKIHT, RPE
General Manager

Engineering Department

Stephen Cheng Yuk Lun
BSc (Eng), C Eng, MICE, MIStructE, MHKIE,
RPE, AP, RSE, RGE, 1RSE-PRC
General Manager

Building Quality Planning Department

Eddy Lam Sik Kong
General Manager

Sales Department

Tony Tse Wai Chuen
FRICS, FHKIS, RPS (GP), CIREA
General Manager

Portfolio Leasing Department

Margaret Lee Pui Man
BHum (Hons)
Senior General Manager

Patrick Sit Pak Wing
ACIS, FHIREA
General Manager

Property Management Department

Suen Kwok Lam
MH, FHIREA
Executive Director

Special Projects Department

Li Ning
BSc, MBA
Executive Director

Comm. & Ind. Properties Department

Ng Ngok Kwan
General Manager

General Manager's Department

Karsky Ngai Tung Hai
FRICS, MHKIS, AACI
Manager

Finance Department

Eddie Lau Yum Chuen
Executive Director

Lee King Yue
Executive Director

Patrick Kwok Ping Ho
BSc, MSc, Post-Graduate Diploma in Surveying, ACIB
Executive Director

Cashier Department

Fung Lee Woon King
Treasurer

Human Resources Department

Colin Lam Ko Yin
BSc, ACIB, MBIM, FCILT
Executive Director

Frankie Wong Ying Kin
MSc, MBA, BBA, DMS, MIHRM
General Manager

Company Secretarial Department

Timon Liu Cheung Yuen
BEc, FCPA, CA (Aust), FCS, FCIS
General Manager

Accounts Department

Christopher Wong Wing Kee
BSc (Econ), ACA
General Manager

Max Chao Lung Yu
FCCA, CPA
Qualified Accountant

Audit Department

Thomas Choi Kam Fai
B Comm, CMA
General Manager

Information Technology Department

Au Tit Ying
BSc, Grad Dip Com (IS)
General Manager

Corporate Communications Department

Bonnie Ngan Suet Fong
BBA
General Manager

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 8 December 2008 at 11:30 a.m. to transact the following business:

1. To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2008.
2. To declare a Final Dividend.
3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

6. To consider as special business and, if thought fit, pass the following resolution as a Special Resolution:

"THAT:

the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 78

by deleting all references to the words "Deputy Chairman" in the Article and substituting therefor the words "Vice Chairman".

(b) Article 123

by deleting all references to the words "Deputy Chairman" in the Article and substituting therefor the words "Vice Chairman"."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 23 October 2008

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 2 December 2008 to Monday, 8 December 2008, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Monday, 1 December 2008.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2008 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company under the said mandate being sought.

Financial Calendar

Half-year Results	Announced on Thursday, 27 March 2008
Full-year Results	Announced on Thursday, 18 September 2008
Annual Report	Posted to Shareholders on Thursday, 23 October 2008
Register of Shareholders	To be closed from Tuesday, 2 December 2008 to Monday, 8 December 2008
Annual General Meeting	To be held on Monday, 8 December 2008
Dividends - Interim	HK$0.40 per share – paid on Friday, 25 April 2008
- Final (Proposed)	HK$0.70 per share – payable on Wednesday, 10 December 2008

This annual report is printed on environmentally friendly paper



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Incorporated in Hong Kong with limited liability
(Stock Code: 12)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 8 December 2008 at 11:30 a.m. to transact the following business:

1. To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2008.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   (A) "THAT:

   (a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

6. To consider as special business and, if thought fit, pass the following resolution as a Special Resolution:

"THAT:

the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 78

by deleting all references to the words "Deputy Chairman" in the Article and substituting therefor the words "Vice Chairman".

(b) Article 123

by deleting all references to the words "Deputy Chairman" in the Article and substituting therefor the words "Vice Chairman"."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 23 October 2008

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 2 December 2008 to Monday, 8 December 2008, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Monday, 1 December 2008.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2008 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company under the said mandate being sought.

As at the date of this notice, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board of directors of Henderson Land Development Company Limited (the "Company") proposes minor housekeeping amendments to the Articles of Association so that all references in the Articles of Association to the designation "Deputy Chairman" shall be replaced with "Vice Chairman".

The proposed amendments to the Articles of Association are subject to the approval of the shareholders of the Company by way of a special resolution at the annual general meeting of the Company to be held on 8 December 2008 (the "Annual General Meeting"). Full text of the proposed amendments to the Articles of Association is set out in resolution number 6 of the notice of the Annual General Meeting. A circular containing, amongst other things, the proposed amendments to the Articles of Association will be despatched to the shareholders of the Company.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 23 October 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Land Development Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 12)

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES
RE-ELECTION OF THE RETIRING DIRECTORS
AND
AMENDMENTS TO THE ARTICLES OF ASSOCIATION

A notice convening the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 8 December 2008 at 11:30 a.m. is set out in the Annual Report for the year ended 30 June 2008.

23 October 2008

CONTENTS

Page

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the Articles of Association of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 8 December 2008 at 11:30 a.m.;
"Chairman"	the chairman presiding at any meeting of members or of the board of Directors;
"Company"	Henderson Land Development Company Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate;
"Latest Practicable Date"	10 October 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Notice"	the notice convening the Annual General Meeting dated 23 October 2008 contained in the Company's annual report for the year ended 30 June 2008;
"Report of Directors"	the report of directors of the Company for the year ended 30 June 2008 contained in the Company's annual report for the year ended 30 June 2008;

"Repurchase Mandate"	the general mandate to exercise the power of the Company to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate;
"Shares"	the shares of nominal value of HK$2.00 each in the share capital of the Company;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 12)

Executive Directors:
Dr. the Hon. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors:
Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors:
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

23 October 2008

To the Shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES RE-ELECTION OF THE RETIRING DIRECTORS AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate, the re-election of the retiring Directors and the amendments to the Articles of Association, and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters.

PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 3 December 2007, general mandates were given to the Directors: (i) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding 20 per cent of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate (representing a general mandate to allot, issue and deal with a maximum of 429,348,478 Shares on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting) by way of a general mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules and the Companies Ordinance to be included in this circular is set out in Appendix I hereto.

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Article 116 of the Articles of Association, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Suen Kwok Lam, Mr. Patrick Kwok Ping Ho, Mrs. Angelina Lee Pui Ling and Mr. Wu King Cheong shall retire by rotation at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Directors propose amendments to the Articles of Association in order to effect minor housekeeping amendments to replace all references to the designation "Deputy Chairman" in the Articles of Association with "Vice Chairman".

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of a special resolution at the Annual General Meeting. Full text of the proposed amendments to the Articles of Association is set out in resolution number 6 of the Notice.

DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

In accordance with Article 80 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or otherwise required under the Listing Rules. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Article 96 of the Articles of Association, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,146,742,390 Shares.

Subject to the passing of the ordinary resolution number 5(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 214,674,239 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the company. If such repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30 June 2008, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest	Lowest
		HK$	*HK$*
2007	October	71.00	57.50
	November	72.95	58.80
	December	76.75	63.70
2008	January	79.80	64.00
	February	68.00	56.95
	March	60.20	49.15
	April	61.40	53.40
	May	61.50	54.05
	June	56.00	47.85
	July	49.90	42.80
	August	49.55	43.65
	September	48.55	32.00
	October (up to the Latest Practicable Date)	34.30	23.65

5. UNDERTAKING AND DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

6. TAKEOVERS CODE AND SHARE REPURCHASES

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. The controlling shareholder of the Company owns 53.41% of the existing share capital of the Company. On the assumption of the full exercise of the Repurchase Mandate, the controlling shareholder's shareholding interests in the Company will be increased to approximately 59.35%. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors will not exercise the Repurchase Mandate such that the minimum amount of Shares held by the public will fall below 25% of the issued share capital of the Company, being the minimum public float requirement under the Listing Rules.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following are the biographical details of Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Suen Kwok Lam, Mr. Patrick Kwok Ping Ho, Mrs. Angelina Lee Pui Ling and Mr. Wu King Cheong, all of whom shall retire by rotation at the Annual General Meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, have offered themselves for re-election. Save as disclosed hereinbelow, there are no other matters relating to their re-election that need to be brought to the attention of Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

LEE Ka Kit, aged 45, National Committee Member of the Chinese People's Political Consultative Conference, PRC, has been an Executive Director of the Company since 1985 and Vice Chairman since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the PRC business of Henderson Land Group since he joined the Company in 1985. Mr. Lee is also the vice chairman of Henderson Investment Limited and a director of The Hong Kong and China Gas Company Limited, both of which are companies listed on the Stock Exchange. He served as a director of Henderson Cyber Limited (being a company listed on the Stock Exchange until its privatisation on 12 December 2005) until his resignation in March 2007 and is a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 1,139,381,866 shares in the Company (representing 53.07% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors. He is a director of Henderson Development Limited (a controlling shareholder of the Company) which has interests in 1,138,015,800 shares in the Company, representing 53.01% of the issued share capital of the Company. Save as disclosed herein, Mr. Lee has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive director's fees of HK$70,000 and other remuneration of approximately HK$13,831,000 from the Group. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

LEE Ka Shing, aged 37, a Committee Member of the 10th Guangxi Zhuangzu Zizhiqu Committee and of the 10th Foshan Committee of the Chinese People's Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. Mr. Lee is also the vice chairman of Henderson Investment Limited, managing director of Miramar Hotel and Investment Company, Limited as well as a director of The Hong Kong and China Gas Company Limited, all of which are companies listed on the Stock Exchange. He served as a director of Henderson Cyber Limited (being a company listed on the Stock Exchange until its privatisation on 12 December 2005) until his resignation in March 2007 and is a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 1,139,381,866 shares in the Company (representing 53.07% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors. He is a director of Believegood Limited (a substantial shareholder of the Company) and Henderson Development Limited (a controlling shareholder of the Company) which have aggregate interests in 1,138,015,800 shares in the Company, representing 53.01% of the issued share capital of the Company. Save as disclosed herein, Mr. Lee has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive director's fees of HK$70,000 and other remuneration of approximately HK$11,263,000 from the Group. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

SUEN Kwok Lam, *MH, FHIREA*, aged 61, joined the Company in 1997 and has been an Executive Director of the Company since January 2002. He is the Vice President of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He was the President of Hong Kong Association of Property Management Companies from 2003 to 2007. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005. Mr. Suen is also an executive director of Henderson Investment Limited, which is a company listed on the Stock Exchange and a director of various members of the Group. Save as disclosed herein, Mr. Suen has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Suen did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance, and had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Suen was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive director's fees of HK$70,000 and other remuneration of approximately HK$11,363,000 from the Group. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

KWOK Ping Ho, Patrick, *BSc, MSc, Post-Graduate Diploma in Surveying, ACIB*, aged 56, joined the Company in 1987 and has been an Executive Director since 1993. He holds a B.Sc. (Engineering) degree as well as an M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Investment Limited, which is a company listed on the Stock Exchange, and a non-executive director of Henderson Sunlight Asset Management Limited, the manager of the publicly-listed Sunlight Real Estate Investment Trust, as well as a director of various members of the Group. Save as disclosed herein, Mr. Kwok has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Kwok did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance, and had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Kwok was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive director's fees of HK$120,000 and other remuneration of approximately HK$4,737,000 from the Group. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

LEE Pui Ling, Angelina, *JP, LLB, FCA*, aged 59, has been a Director of the Company since 1996 and was re-designated as Non-executive Director in 2004. Mrs. Lee is a Partner of the firm of solicitors, Woo, Kwan, Lee & Lo, and is a Fellow of the Institute of Chartered Accountants in England and Wales. Mrs. Lee is active in public service and is currently a Non-executive Director of the Securities and Futures Commission and a member of its Takeover and Mergers Panel and Takeovers Appeal Committee, and a Non-executive Director of the Mandatory Provident Fund Schemes Authority. Mrs. Lee is a non-executive director of Cheung Kong Infrastructure Holdings Limited, Great Eagle Holdings Limited and Tom Group Limited, all of which are companies listed on the Stock Exchange. She is also an independent non-executive director of Henderson International Finance Limited, a subsidiary of the Company. Save as disclosed herein, Mrs. Lee has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mrs. Lee was taken to be interested in 30,000 shares in the Company (representing less than 0.01% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance, and had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mrs. Lee was appointed for a term of three years until 31 December 2010 and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. She has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to her shall be subject to Shareholders' approval at general meetings. Her other remuneration, if any, shall from time to time be determined by the Board with reference to her duties and responsibilities. For the year ended 30 June 2008, she was entitled to receive a director's fee of HK$50,000 from the Company. Save as disclosed above, she had not received any other payments (whether fixed or discretionary in nature) from the Group.

WU King Cheong, *BBS, JP*, aged 57, has been an Independent Non-executive Director of the Company since 2005. He is a Vice Chairman of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier Pacific Holdings Limited, Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. Save as disclosed herein, Mr. Wu has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Wu did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance, and had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Wu was appointed for a term of three years until 31 December 2010 and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. He was entitled to a fixed annual remuneration of HK$300,000 per annum for acting as an Independent Non-executive Director, a member of Audit Committee and a member of Remuneration Committee of the Company, which was determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2008, he was entitled to receive director's fees of HK$70,000 and other remuneration of HK$430,000 from the Group. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

於最後實際可行日期，胡先生之任期訂定為三年至二零一零年十二月三十一日，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼就出任本公司獨立非執行董事、審核委員會委員及薪酬委員會委員，可每年享定額薪酬港幣300,000元，該薪酬乃由董事局按彼之職責釐定。截至二零零八年六月三十日止年度，彼收取本集團董事袍金港幣70,000元及其他薪酬港幣430,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

李王佩玲太平紳士，59歲，自一九九六年出任本公司董事及於二零零四年調職本公司非執行董事。李太為胡關李羅律師行合夥人，亦為英格蘭及威爾斯特許會計師公會資深會員。李氏積極參與公共事務，現為證券及期貨事務監察委員會非執行董事及其下之收購及合併委員會及收購上訴委員會會員，並為強制性公積金計劃管理局非執行董事。李氏為長江基建集團有限公司、鷹君集團有限公司及TOM集團有限公司之非執行董事，而該等公司於聯交所上市。彼亦為本公司之附屬公司恒基國際財務有限公司之獨立非執行董事。除於此披露者外，李氏於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，李氏被視為持有根據證券及期貨條例第XV部定義之本公司30,000股之股份權益，佔本公司已發行股本少於0.01%，並與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李氏之任期訂定為三年至二零一零年十二月三十一日，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本公司董事袍金港幣50,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

胡經昌太平紳士，57歲，自二零零五年出任本公司獨立非執行董事。彼乃香港中華總商會副會長、香港房屋委員會委員、金銀業貿易場永遠名譽會長及香港證券經紀業協會永遠名譽會長。彼現為利昌金舖有限公司之常務董事。彼亦為有利集團有限公司、其士泛亞控股有限公司、恒基兆業發展有限公司、香港小輪(集團)有限公司及美麗華酒店企業有限公司之獨立非執行董事，而該等公司於聯交所上市。除於此披露者外，胡先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，胡先生沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益，並與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，孫先生沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益，並與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，孫先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本集團董事袍金港幣70,000元及其他薪酬約港幣11,363,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

郭炳濠先生，56歲，於一九八七年加入本公司，並自一九九三年出任本公司執行董事。郭先生持有理學(工程)學士學位、理學(行政管理學)碩士學位及測量學(房地產發展)深造文憑。郭先生為英國特許銀行學會會員，在任職本公司以前曾於國際銀行界工作逾十一年及被派駐倫敦、芝加哥、吉隆坡、新加坡及香港工作。郭先生亦為恒基兆業發展有限公司之執行董事(該公司於聯交所上市)及恒基陽光資產管理有限公司(即為上市之陽光房地產投資信託基金之管理人)之非執行董事，並為多間本集團成員公司之董事。除於此披露者外，郭先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，郭先生沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益，並與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，郭先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本集團董事袍金港幣120,000元及其他薪酬約港幣4,737,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

李家誠先生，37歲，為中國人民政治協商會議廣西壯族自治區第十屆委員會委員及中國人民政治協商會議佛山市第十屆委員會委員，自一九九三年出任本公司執行董事及自二零零五年出任副主席。彼曾在加拿大接受教育。李先生亦為恒基兆業發展有限公司之副主席、美麗華酒店企業有限公司董事總經理，以及香港中華煤氣有限公司董事，而該等公司於聯交所上市。彼曾擔任恒基數碼科技有限公司(於二零零五年十二月十二日私有化前為於聯交所上市之公司)之董事，並於二零零七年三月辭任。彼亦為多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。彼為李兆基博士之兒子、李佩雯小姐及李家傑先生之胞弟及李寧先生之內弟。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司1,139,381,866股之股份權益，佔本公司已發行股本53.07%。彼持有本公司聯繫公司之其他權益詳細資料已於董事局報告內作出披露。本公司主要股東Believegood Limited及本公司控股股東恒基兆業有限公司合共持有本公司1,138,015,800股，佔本公司已發行股本53.01%，而彼為該等公司之董事。除於此披露者外，李先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本集團董事袍金港幣70,000元及其他薪酬約港幣11,263,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

孫國林先生，61歲，於一九九七年加入本公司，並自二零零二年一月出任本公司執行董事。孫先生為香港地產行政學會副會長及香港地產建設商會個人會員。彼於二零零三年至二零零七年期間為香港物業管理公司協會會長，具有超過三十五年物業管理經驗。彼於二零零五年獲香港特別行政區政府頒授榮譽勳章。孫先生亦為恒基兆業發展有限公司之執行董事，而該公司於聯交所上市。彼亦為多間本集團成員公司之董事。除於此披露者外，孫先生於過往三年並無出任任何其他上市公司之董事。

以下為李家傑先生、李家誠先生、孫國林先生、郭炳濠先生、李王佩玲女士及胡經昌先生之個人資料，彼等根據組織章程細則第116條將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。除於以下所披露者外，並無其他與彼等重選連任有關之事項需向股東公佈或有任何資料需根據上市規則第13.51(2)條作出披露。

李家傑先生，45歲，為中國人民政治協商會議全國委員會委員，自一九八五年出任本公司執行董事及自一九九三年出任副主席。彼曾在英國接受教育，於一九八五年加入時，已主要負責恒基地產集團於中國之業務發展。李先生亦為恒基兆業發展有限公司副主席及香港中華煤氣有限公司董事，而該等公司於聯交所上市。彼曾擔任恒基數碼科技有限公司(於二零零五年十二月十二日私有化前為於聯交所上市之公司)，並為多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。彼為李兆基博士之兒子、李佩雯小姐之胞弟、李家誠先生之胞兄及李寧先生之內弟。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司1,139,381,866股之股份權益，佔本公司已發行股本53.07%。彼持有本公司聯繫公司之其他權益詳細資料已於董事局報告內作出披露。本公司控股股東恒基兆業有限公司持有本公司1,138,015,800股，佔本公司已發行股本53.01%，而彼為該公司之董事。除於此披露者外，李先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零八年六月三十日止年度，彼收取本集團董事袍金港幣70,000元及其他薪酬約港幣13,831,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份，以致股東在本公司投票權所佔權益比例有所增加，則就收購守則第32條而言，該項增加將視作一項取得投票權。因此，一名股東或一群一致行動股東可取得或鞏固本公司控制權，並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公司現有股本53.41%。倘若全面行使購回授權，控股股東持有本公司之股權將增加至約59.35%。據董事局所知悉，若現有股東及本公司之股本結構並無改變，董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而，倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%(即上市規則所訂最低公眾持股量之要求)，則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購買本身任何股份。

4. 股價

本公司股份於前十二個月在聯交所每月之最高及最低成交價格如下：

		最高 *港幣*	最低 *港幣*
2007年	10月	71.00	57.50
	11月	72.95	58.80
	12月	76.75	63.70
2008年	1月	79.80	64.00
	2月	68.00	56.95
	3月	60.20	49.15
	4月	61.40	53.40
	5月	61.50	54.05
	6月	56.00	47.85
	7月	49.90	42.80
	8月	49.55	43.65
	9月	48.55	32.00
	10月(截至最後實際可行日期止)	34.30	23.65

5. 承諾及披露權益

經一切合理查詢後，盡董事所知，若購回授權獲股東批准，董事及彼等之聯繫人現無意據此出售任何股份予本公司。

本公司並無接獲其他關連人士(根據上市規則之定義)通知，彼等目前有意在購回授權獲股東批准後向本公司出售股份或已作出承諾不會出售股份。

董事已向聯交所作出承諾，在適用情況下，彼等將依據上市規則、公司法及適用法例行使本公司權力，按照購回授權購回股份。

本說明函件乃根據公司法第49BA(3)(b)條之規定而編制，並載有上市規則規定之所有資料以供　閣下考慮購回授權之事宜。

1. 股本

於最後實際可行日期，本公司的已發行股本為2,146,742,390股股份。

待載於通告內之第5(A)項普通決議案獲通過及假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多達214,674,239股股份。

2. 購回的理由

董事認為購回授權符合本公司及各股東最佳利益。行使購回授權或會提升本公司的每股資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。董事僅會在認為購回股份對本公司及股東有利時方會購回股份。

3. 購回股份的資金

在購回股份時，本公司只可動用依據本公司之組織章程大綱及細則與公司法許可作此用途之資金。按照公司法，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司法許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據購回授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使購回授權，則可能會對本公司的營運資金或借貸水平有重大不利影響(與本公司於二零零八年六月三十日之最近期經審核賬目之狀況比較)。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事不擬購回任何股份。

要求於股東週年大會以點票方式表決之程序

根據組織章程細則第80條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名股東；或

(d) 一名或多名親身出席大會之股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

無論 閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。 閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此 致

本公司列位股東 台照

主席
李兆基
謹啟

二零零八年十月二十三日

建議本公司購回股份及發行股份之一般授權

本公司於二零零七年十二月三日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權(即假設於股東週年大會前並無配發或購回更多股份，可配發、發行及處理上限為429,348,478股股份之一般授權)予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的說明函件載述於本通函附錄(一)。

建議重選退任董事

根據組織章程細則第116條，李家傑先生、李家誠先生、孫國林先生、郭炳濠先生、李王佩玲女士及胡經昌先生將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。

建議修訂組織章程細則

董事建議組織章程細則作出輕微修訂，以「副主席」取代組織章程細則中提及所有「代理主席」之稱號。

組織章程細則之相關修訂須待股東於股東週年大會上以特別決議案通過。組織章程細則之建議修訂全文已載述於通告第六項之決議案內。



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(於香港註冊成立之有限公司)
(股份代號：12)

執行董事：
李兆基博士*(主席兼總經理)*
李家傑*(副主席)*
林高演*(副主席)*
李家誠*(副主席)*
葉盈枝
歐肇基
孫國林
李鏡禹
馮李煥琼
劉壬泉
李　寧
郭炳濠

非執行董事：
胡寶星爵士
梁希文
李王佩玲
李達民
胡家驃
(胡寶星爵士之替代董事)

獨立非執行董事：
鄺志強
高秉強教授
胡經昌

註冊辦事處：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

有關本公司購回股份及
發行股份之一般授權
重選退任董事
及
修訂組織章程細則之建議

本通函旨在向　閣下提供有關購回授權、發行授權、重選退任董事及修訂組織章程細則之建議詳情，及尋求　閣下在股東週年大會上批准(其中包括)該等事宜。

「購回授權」	指	行使本公司之權力購回不超過批准購回授權之決議案獲通過當日本公司已發行股本總面值10%之股份之一般授權；
「股份」	指	本公司股本中每股面值港幣2.00元之股份；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港幣」	指	港元，香港法定貨幣。

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零八年十二月八日上午十一時三十分假座香港中環金融街八號四季酒店海景禮堂舉行之本公司股東週年大會；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業地產有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「發行授權」	指	配發、發行及處理不超過批准發行授權之決議案獲通過當日本公司已發行股本總面值20% 之股份之一般無條件授權；
「最後實際可行日期」	指	二零零八年十月十日，即本通函付印前之最後實際可行日期，用以確定本通函所載之若干資料；
「上市規則」	指	聯交所證券上市規則；
「通告」	指	載於本公司截至二零零八年六月三十日止之年報內一份日期為二零零八年十月二十三日之股東週年大會通告；
「董事局報告」	指	載列於本公司截至二零零八年六月三十日止年度年報之本公司截至二零零八年六月三十日止年度董事局報告；

目　錄

頁次

重要通函　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本通函全部或任何部份內容而產生或引致的任何損失承擔任何責任。

閣下對本通函之內容**如有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有恒基兆業地產有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
（於香港註冊成立之有限公司）
（股份代號：12）

有關本公司購回股份及
發行股份之一般授權
重選退任董事
及
修訂組織章程細則之建議

本公司謹訂於二零零八年十二月八日上午十一時三十分假座香港中環金融街八號四季酒店海景禮堂召開股東週年大會，大會通告詳載於截至二零零八年六月三十日止年度之年報內。

END

二零零八年十月二十三日